PROSPECTUS

Offer to Exchange

$150,000,000 principal amount of its 8.25% Senior Subordinated Notes Due April 1, 2012, which have been registered under the Securities Act, for any and all of its outstanding 8.25% Senior Subordinated Notes Due April 1, 2012.

We are offering to exchange all of our outstanding 8.25% senior subordinated notes due April 1, 2012, which we refer to as the old notes, for our registered 8.25% senior subordinated notes due April 1, 2012, which we refer to as the exchange notes, and together with the old notes, the notes. We are also hereby offering the subsidiary guarantees of the exchange notes, which are described herein. The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, and therefore, are freely transferable. We will pay interest on the notes on April 1 and October 1 of each year. The first interest payment will be made on October 1, 2004. The notes will mature on April 1, 2012.

We may redeem the notes on or after April 1, 2012. Holders may require us to repurchase the notes upon a change of control. The notes will be senior subordinated obligations and will rank junior to all or our existing and future senior debt. The notes will be guaranteed on a senior subordinated basis by certain of out current and future subsidiaries.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on Friday, September 24, 2004, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for old notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 10.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, not have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2004

Each broker-deal that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-deals as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days following the effective date of the registration statement, of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of any offer to buy securities in any jurisdiction to any person whom it is unlawful to make such offer or solicitation in such jurisdiction.

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PROSPECTUS SUMMARY

The following summary contains basic information about American Achievement Corporation. It likely does not contain all the information that is important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. As used in this prospectus, references to “American Achievement,” “we,” “us” and “our” refer to American Achievement Corporation and its consolidated subsidiaries after giving effect to the Transactions described in this prospectus. References to “fiscal” refer to the 12-month period ending the last Saturday in August of the applicable year. Various financial terms, including “pro forma,” and “EBITDA” have the meanings set forth under “—Summary Historical and Pro Forma Financial Information.”

The Company

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry, each of which commemorates once-in-a-lifetime experiences. Our two principal business segments are scholastic products and recognition and affinity products. The scholastic products division, which serves the high school, college and, to a lesser extent, elementary and junior high school markets, produces, markets and sells class rings, yearbooks and graduation products, and accounted for approximately 89% of our net sales for the nine months ended May 29, 2004. The recognition and affinity products division produces, markets and sells achievement publications and recognition and affinity jewelry. Our achievement publications consist of various titles including the Who’s Who brand and The National Dean’s List, and our recognition and affinity jewelry products include military rings, family jewelry and sports championship rings. For the nine months ended May 29, 2004, we generated pro forma net sales and pro forma EBITDA of $262.4 million and $49.6 million, respectively.

Scholastic Products

Class Rings.    We believe that we are the second largest provider of high school class rings and the largest provider of college class rings. We represent approximately 35% of the class ring market and sell class rings to students at over 5,500 junior high schools, high schools, colleges and universities. We believe that we are also the leading supplier of high school class rings to retail stores with a market share of approximately 90%. Our class rings are sold under the ArtCarved, Balfour, Keystone, Master Class Rings and R. Johns brand names.

Yearbooks.    We are a leading provider of yearbooks. We represent approximately 20% of the yearbook market and sell yearbooks to students at over 7,300 schools. All of our yearbooks are sold under the Taylor Publishing brand name. We pioneered many of the industry’s major advances in yearbook systems and design. Most recently, we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality.

Graduation Products.    We offer a full array of graduation products to high school and college students through our network of independent class ring sales representatives, as well as through college bookstores. Our graduation product line includes personalized graduation announcements, name cards, thank you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts, and other fine paper accessory items. In addition to our graduation accessories, we also offer caps and gowns. All of our graduation products are sold under the ArtCarved and Balfour brand names.

Recognition and Affinity Products

Achievement Publications.    We believe that we are the leading provider of academic achievement directories with a market share of more than 70%, approximately seven times larger than our closest competitor. Our publications recognize the achievements of top high school and college students, as well as the nation’s most inspiring high school teachers. We currently publish four achievement publications, including Who’s Who Among American High School Students, Who’s Who Among American High School Students—Sports Edition, the National Dean’s List and Who’s Who Among America’s Teachers.

Recognition and Affinity Jewelry.    Our recognition and affinity jewelry products include products that commemorate accomplishments within organizations and associations, celebrations of family events, such as the birth of a child, and fan affinity jewelry. We also provide sports championship jewelry for professional teams and have produced many World Series, Super Bowl and Stanley Cup rings. We market our personalized family jewelry under the Celebrations of Life, Generations of Love and Namesake brand names. Our licensed consumer sports jewelry and professional sports championship jewelry are marketed under the Balfour Sports and the Balfour and Keepsake brand names, respectively.

Industry Overview

The scholastic products market encompasses sales of class rings, yearbooks and graduation products to middle schools, junior high schools, high schools, colleges and universities. We believe that this market represents approximately $1.5 billion of annual revenues. There are approximately 23,000 high schools and 3,800 colleges and universities in the United States. The scholastic products market consists of three primary national competitors (including our company), which we believe collectively represented approximately 85% of the market in fiscal 2002, and a number of smaller regional competitors. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

Historically, growth in the scholastic products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 1.8% and 1.7% per year, respectively, from 2004 to 2008.

The Transactions

On March 25, 2004, AAC Acquisition Corp. merged with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. The merger was financed by a cash equity investment in our parent by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under our senior secured credit facility and the issuance of notes. The merger and the related transactions, including the issuance of the notes, the entering into of our senior secured credit facility, the repayment of certain existing indebtedness, including our tender for our senior unsecured notes and our redemption of our subsidiary’s subordinated notes, and the payment of related fees and expenses, are collectively referred to as the “Transactions.” For a more complete description of the Transactions, see “The Transactions.”

The Exchange Offer

Exchange Offer	$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.

Resale	Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, unless you:

• are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

• are a broker-dealer who purchased the old note directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933;

• acquired the exchange notes other than in the ordinary course of your business; or

• have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on Friday, September 24, 2004, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer —Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Special Procedure for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m. New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to the customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Effect of Not Tendering	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Effect of Not Tendering.”

Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes or, if no interest has been paid, from March 25, 2004. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Material U.S. Federal Income Tax Considerations

The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	The Bank of New York, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Description of the Exchange Notes

Issuer	American Achievement Corporation

Securities	$150.0 million in aggregate principal amount of Senior Subordinated Notes due 2012.

Maturity	April 1, 2012.

Interest Rate	8.25% per year.

Interest Payment Dates	April 1 and October 1 of each year, commencing October 1, 2004.

Ranking	The notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to all our existing and future senior indebtedness, pari passu in right of payment with any of our future senior subordinated indebtedness and senior in right of payment to any of our future subordinated indebtedness. As of May 29, 2004, we had $313.4 million of debt outstanding, of which, $150.0 million consists of the notes, $157.4 million consists of indebtedness under our senior secured credit facility and the balance consists of other senior debt. We are also able to borrow up to an additional $35.7 million under our senior secured credit facility, all of which, if borrowed, would be senior debt. Additionally, the notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries that do not guarantee the notes.

Guarantees	The notes will be guaranteed by certain of our existing and future domestic subsidiaries. Each guarantee will be subordinated in right of payment to all existing and future senior indebtedness of that guarantor, pari passu in right of payment with any future senior subordinated indebtedness of that guarantor and senior in right of payment to any future subordinated indebtedness of that guarantor.

Optional Redemption	We cannot redeem the notes until on or after April 1, 2008, except as described below. On or after April 1, 2008, we can redeem some or all of the notes at the redemption prices listed in the “Description of the Exchange Notes—Optional Redemption” section of this prospectus, plus accrued and unpaid interest and special interest, if any.

Optional Redemption After Equity Offerings

At any time before April 1, 2007, on one or more occasions, we can choose to redeem up to 35% of the outstanding principal amount of the notes, including any additional notes, with the net cash proceeds of certain equity offerings, so long as:

• we pay holders of the notes a redemption price of 108.250% of the face amount of the notes we redeem, plus accrued and unpaid interest and special interest, if any;

• we redeem the notes within 90 days of any such equity offering; and

• at least 65% of the aggregate principal amount of notes issued under the indenture, including the principal amount of any additional notes, remains outstanding immediately after each such redemption.

Change of Control Offer	If a change of control of our company occurs, we must give holders of the notes the opportunity to sell their notes to us at a purchase price of 101% of their aggregate principal amount, plus accrued and unpaid interest and special interest, if any. The term “Change of Control” is defined under “Description of the Exchange Notes—Certain Definitions.”

Covenants	The indenture governing the notes will contain covenants that limit our ability and that of our subsidiaries to:

• incur additional debt or issue preferred stock;

• pay dividends or distributions on our capital stock, or redeem or repurchase our capital stock or subordinated debt;

• make certain investments;

• enter into sale and leaseback transactions;

• engage in transactions with affiliates;

• create liens on our assets to secure debt;

• transfer or sell assets;

• guarantee debt;

• restrict dividend or other payments to us;

• consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and • engage in unrelated businesses.

These covenants are subject to a number of important limitations, exceptions and qualifications, which are described in the “Description of the Exchange Notes” section of this prospectus. See “Description of the Exchange Notes—Certain Covenants.”

Risk Factors

Investing in the notes involves substantial risk. See “Risk Factors” section of this prospectus for a description of material risks you should consider before investing in the notes.

Corporate Information

American Achievement Corporation is a Delaware corporation. Our headquarters and principal executive offices are located at 7211 Circle S Road, Austin, Texas 78745 and our telephone number is (512) 444-0571.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Our predecessor company for the period from August 25, 2001 to March 25, 2004 is the business as it existed prior to the merger with AAC Acquisition Corp. We completed the Transactions as of March 25, 2004, and as a result of adjustments to the carrying value of assets and liabilities resulting from the Transactions, the financial position and results of operations for periods subsequent to the Transactions may not be comparable to those of our predecessor company.

The summary historical financial data as at and for the nine months ended May 31, 2003 is derived from the unaudited financial statements of our predecessor not included in this prospectus, and as at and for the fiscal year ended August 25, 2001 and August 31, 2002 and August 30, 2003, is derived from the audited financial statements of our predecessor company, which are included elsewhere in this prospectus together with the report of the independent registered public accounting firm thereon. The summary historical consolidated financial data as at and for the combined nine months ended May 29, 2004 and for the period from August 31, 2003 to March 25, 2004 and the period from March 26, 2004 to May 29, 2004 is derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus.

	Predecessor					Successor		Pro Forma Fiscal Year Ended August 30, 2003(5)	Pro Forma Nine Months Ended May 29, 2004(5)
	Fiscal Year Ended			Nine Months Ended May 31, 2003	The period from August 31, 2003 to March 25, 2004	The period from March 26, 2004 to May 29, 2004	Combined Nine Months Ended May 29, 2004
	August 25, 2001(1)	August 31, 2002(2)	August 30, 2003(3)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$281,053	$304,378	$308,431	$260,679	$146,721	$114,621	$261,342	$313,391	$262,356
Cost of sales	142,164	146,898	139,170	113,154	59,857	55,088	114,945	146,701	115,375

Gross profit	138,889	157,480	169,261	147,525	86,864	59,533	146,397	166,690	146,981
Selling, general and administrative expenses	119,972	129,734	129,423	105,315	74,992	34,559	109,551	142,883	115,755
Loss on extinguishment of debt	—	5,650	—	—	—	—	—	—	—

Operating income	18,917	22,096	39,838	42,210	11,872	24,974	36,846	23,807	31,226
Interest expense	22,846	26,026	28,940	21,817	16,455	4,572	21,027	22,441	16,856
Other expense	—	2,783	—	—	—	—	—	—	—

Income (loss) before income taxes	(3,929)	(6,713)	10,898	20,393	(4,583)	20,402	15,819	1,366	14,730

Provision (benefit) for income taxes	(1,443)	(1,171)	132	1,165	—	7,957	7,957	533	5,604
Cumulative effect of change in accounting principle—loss	1,835	—	—	—	—	—	—	—	—

Net income (loss)	$(4,321)	$(5,542)	$10,766	$19,228	$(4,583)	$12,445	$7,862	$833	$8,766

Balance Sheet Data (at end of period):
Total assets	$384,971	$401,626	$395,501	$418,347	$553,589	$548,547	$548,547	—	—
Total debt(4)	223,609	242,117	226,710	223,163	313,040	313,442	313,442	—	—
Total stockholders’ equity	70,828	65,254	71,843	83,632	102,046	114,491	114,491	—	—
Other Data:
EBITDA(6)	34,668	39,025	53,987	52,847	20,402	29,061	49,463	48,329	49,617
Capital expenditures	7,499	14,247	11,243	8,840	12,793	1,428	14,221	11,243	14,221
Depreciation and amortization	17,586	19,712	14,149	10,637	8,530	4,087	12,617	24,522	18,391

(1)	Includes the results of operations for Educational Communications, Inc., or ECI, from March 30, 2001, the date of our acquisition of ECI. ECI sales are highly seasonal, with most shipments during the first four months of our fiscal year. In addition, in September 2002, subsequent to the issuance of our financial statements for the year ended August 25, 2001, our management determined that we should have (i) changed our revenue recognition on certain sales to independent sales representatives in order to comply with the provisions of SEC Staff Accounting Bulletin No. 101, effective August 27, 2000, and (ii) recognized an income tax benefit related to a net operating loss carryback attributable to one of our subsidiaries during the year ended August 25, 2001. As a result, the consolidated financial statements for the year ended August 25, 2001 were restated.
(2)	Includes the results of operations for Milestone Marketing Incorporated, or Milestone, from July 15, 2002, the date of our acquisition of Milestone.
(3)	Beginning in fiscal 2004, ECI’s “Who’s Who Among America’s Teachers” will be produced annually and shipped to customers in August, beginning with the fourth quarter of fiscal 2004. In fiscal 2003, this achievement publication generated net sales of $2.8 million and EBITDA of $1.7 million, substantially all of which was generated during the three months ended November 30, 2002. Through fiscal 2003, this achievement publication was produced once every two years and shipped in November. Accordingly, no revenue or EBITDA from this publication is included in our results of operations for the nine months ended May 29, 2004.
(4)	Excludes (i) approximately $4.5 million, $4.3 million, $4.9 million, $4.4 million, and $5.3 million of bank overdrafts and (ii) approximately $0.1 million, $0.1 million, $2.2 million, $2.4 million, and $4.3 million of capital lease obligations, in each case, as of August 25, 2001, August 31, 2002, August 30, 2003, May 31, 2003, and May 29, 2004, respectively.
(5)	The summary unaudited pro forma condensed consolidated statement of operations data for the earliest period presented give effect to the Transactions and our acquisition of C-B Graduation Announcements, LLC, as if they occurred as of the beginning of such period.
(6)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We consider EBITDA to be a key indicator of operating performance. We have included information concerning EBITDA because we use such information in the calculation of our annual management fee, in our review of the performance of our management and in our review of the performance of our business. EBITDA as presented herein are not necessarily comparable to similarly titled measures reported by other companies.

A reconciliation of net income (loss) to EBITDA is included below:

	Predecessor					Successor		Pro Forma Fiscal Year Ended August 30, 2003(3)	Pro Forma Nine Months Ended May 29, 2004(a)
	Fiscal Year Ended			Nine Months Ended May 31 2003	The period from August 31, 2003 to March 25, 2004(a)	The period from March 26, 2004 to May 29, 2004(a)	Combined Nine Months Ended May 29, 2004(a)
	August 25, 2001	August 31, 2002	August 30, 2003(a)
	(dollars in thousands)
Net income (loss)	$(4,321)	$(5,542)	$10,766	$19,228	$(4,583)	$12,445	$7,862	$833	$8,766

Interest expense	22,846	26,026	28,940	21,817	16,455	4,572	21,027	22,441	16,856
Provision (benefit) for income taxes	(1,443)	(1,171)	132	1,165	—	7,957	7,957	533	5,604
Depreciation and amortization expense	17,586	19,712	14,149	10,637	8,530	4,087	12,617	24,522	18,391

EBITDA	$34,668	$39,025	$53,987	$52,847	$20,402	$29,061	$49,463	$48,329	$49,617

(a)	Beginning in fiscal 2004, ECI’s “Who’s Who Among America’s Teachers” will be produced annually and shipped to customers in August during the fourth quarter of fiscal 2004. In fiscal 2003, this achievement publication generated net sales of $2.8 million and EBITDA of $1.7 million, substantially all of which was generated during the three months ended November 30, 2002. Through fiscal 2003, this achievement publication was produced once every two years and shipped in November. Accordingly, no revenue or EBITDA from this publication is included in results of operations for the nine months ended May 29, 2004.

RISK FACTORS

You should carefully consider the risks described below. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations or cash flow. Any of the following risks could materially and adversely affect our financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the Notes and the Exchange Offer

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have now and will continue to have a significant amount of indebtedness. As of May 29, 2004, we had total indebtedness of $313.4 million (of which $150.0 million consists of the notes, $157.4 million consists of indebtedness under our senior secured credit facility and the balance consists of other senior debt).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing the notes and our senior secured credit facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes will not fully prohibit us or our subsidiaries from doing so. As of May 29, 2004, our senior secured credit facility permits additional borrowings of up to $35.7 million, and all of those borrowings would rank senior to the notes and the guarantees. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Our Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. Our ability to do so, to a certain extent, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility and the notes, on commercially reasonable terms or at all.

Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing senior indebtedness and possibly to all their future borrowings.

The notes and the guarantees rank behind all of our and the guarantors’ existing senior indebtedness (other than trade payables), including our senior unsecured notes, any obligations under our gold consignment agreement and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and that of the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

In addition, the notes and the guarantees will also be effectively subordinated to any debt that is secured, to the extent of the value of the property securing such debt.

In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior debt. However, because the indenture governing the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

As of May 29, 2004, the notes and the guarantees are subordinated to $157.4 million of senior debt and approximately $35.7 million is available for borrowing as additional senior debt under our senior secured credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture governing the notes.

Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some but not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of May 29, 2004, the notes are effectively junior to less than $500,000 of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated less than $500,000 in revenues in the nine month period ended May 29, 2004 and held less than 1% of our pro forma consolidated assets as of May 29, 2004.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in new senior secured credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Restrictions in the indenture governing the notes and our senior secured credit facility may prevent us from taking actions that we believe would be in the best interest of our business.

The indenture governing the notes and our senior secured credit facility will contain customary restrictions on our activities, including covenants that restrict us from:

•	incurring additional indebtedness and issuing preferred stock;

•	granting liens on our assets;

•	making investments;

•	consolidating or merging with, or acquiring, another business;

•	selling or otherwise disposing of our assets;

•	paying dividends and making other distributions with respect to our capital stock, or purchasing, redeeming or retiring our capital stock;

•	entering into transactions with our affiliates; and

•	entering into sale and leaseback transactions.

Our senior secured credit facility also requires us to meet specified financial ratios. These restrictions may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted.

Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and require note holders to return payments received from us or guarantors.

Our issuance of the notes and the guarantee of the notes by certain of our subsidiaries may be subject to review under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws, the issuance of the notes or a guarantee could be voided, or claims in respect of the notes or a guarantee could be subordinated to all other debts of our company or that guarantor, as applicable, if, among other things, our company or the guarantor, at the time it incurred the indebtedness:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by us or that guarantor pursuant to the notes or a guarantee, as applicable, could be voided and required to be returned to us or the guarantor, as applicable, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, our company or a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that our company and each guarantor, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an active trading market does not develop for the notes, you may not be able to resell them.

Prior to this offering, there was no public market for the notes and, although the notes are eligible for trading in The PORTALSM Market, an active trading market may not develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

Our principal shareholder’s interests may conflict with yours.

An investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of our parent’s outstanding stock. As a result, these investors are in a position to control all matters affecting us, including controlling decisions made by our board of directors, such as the approval of acquisitions and other extraordinary business transactions, the appointment of members of our management and the approval of mergers or sales of substantially all of our assets. The interests of these investors in exercising control over our business may conflict with your interests as a holder of the notes.

If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions.

In addition, if you tender your old notes for the purpose of participating in a distribution of exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Some holders who exchange their old notes may be deemed to be underwriters.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Business

If we are unable to maintain our business or further implement our business strategy, our business and financial condition could be adversely affected.

Our ability to meet our debt service and other obligations will depend in significant part on how successful we are in maintaining our business and further implementing our business strategy. Our business plan envisions several long-term growth initiatives, including the development of new products. We may not be able to do either of the foregoing and the anticipated results of our strategy may not be realized. The components of our strategy are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to continue to successfully maintain our business and implement our business strategy, our long-term growth and profitability may be adversely affected.

In addition, the business strategy that we intend to pursue is based on our operations and strategic planning process. We may decide to alter or discontinue parts of this strategy or may adopt alternative or additional strategies. The strategies implemented may not be successful and may not improve our operating results. Further, other conditions may occur, including increased competition, which may offset any improved operating results attributable to our business strategy.

We face significant competition from other national competitors.

We face strong competition for most of our principal products. The class ring and yearbook markets are highly concentrated and consist primarily of a few national manufacturers (of which we are one) and, to a significantly lesser extent, small regional competitors. Our recognition and affinity products compete with one national manufacturer and, to a lesser extent, with various other companies. We may not be able to compete successfully with our competitors, some of whom may have greater resources, including financial resources, than we have.

Increased prices for raw materials or finished goods used in our products could adversely affect our profitability or revenues.

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Prices of these materials, especially gold, continually fluctuate. Although we engage in hedging transactions to moderate the impact of gold price fluctuations, there can be no assurance that we will be able to hedge in the future on similar economic terms or, that any of the hedges we enter into will be effective. Any material long-term increase in the price of one or more of our raw materials could have an adverse impact on our cost of sales and cannot be hedged against. In addition, we may be unable to pass on the increased costs to our customers. Our inability to pass on these increased costs could adversely affect our results of operations, financial condition and cash flow.

Many of our products or components of our products are provided by a limited number of third-party suppliers.

Virtually all of the synthetic and semi-precious stones used in our class rings are purchased from a single supplier. We believe that most of the class ring manufacturers in the United States purchase substantially all of these types of stones from this supplier. If this supplier was unable to supply us with stones, or if this supplier’s inventory of stones significantly decreased, our ability to manufacture rings featuring these stones would be adversely affected. If we were required to secure an additional source of these stones, we might not be able to do so on terms as favorable as our current terms, which could adversely affect our results of operations and financial condition. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing one or more products for a period of time.

Our business may be impacted if certain sources of nominations to our achievement publications become unavailable.

We obtain nominations for our achievement publications from a wide variety of commercial and non-commercial sources, which we continuously update. One company that supplies a significant number of nominees to us for inclusion in our Who’s Who Among American High School Students publication has received an inquiry from the U.S. Federal Trade Commission, or FTC, relating to its supplying names and other personal information of high school students to commercial marketers. We have received a request from the FTC for information relating to this matter and are complying with this request. At present, we are unable to ascertain the scope of the FTC’s inquiry and what impact, if any, it will have on our ability to obtain names from this supplier in the future or what, if any, other effects it may have on us. We believe that, if we were not able to obtain nominees from this source for any reason, we would be able to obtain the same quantity of nominees from a number of alternate sources. However, this may not be the case, and the cost of obtaining such information could be higher than our current cost.

Our business may suffer if we do not retain our management.

We depend on our senior management and key sales managers. Although we do not anticipate that we will have to replace any of our management team in the near future, the loss of services of any of the members of our senior management or any key sales managers could adversely affect our business until suitable replacements can be found. Our future success will depend in part upon our continued ability to recruit, motivate and retain qualified personnel.

Our future operating results are dependent on maintaining our relationships with our sales representatives.

We rely on the efforts and abilities of our network of sales representatives to sell our class ring, yearbook and graduation products. Most of our relationships with customers and schools are cultivated and maintained by our sales representatives. If we were to lose a significant number of our sales representatives, it could adversely affect our results of operations, financial condition, and cash flow.

Our performance may fluctuate with the financial condition of our retail customers.

A significant portion of our jewelry products are sold through major retail stores, including mass merchandisers, jewelry store chains and independent jewelry stores. As a result, our business and financial results may be adversely impacted by adverse changes in the financial conditions of these retailers, the retail industry generally and the economy overall. Specifically, bankruptcy filings by these retailers could adversely affect our results of operations, financial condition and cash flow.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our scholastic products business experiences strong seasonal business swings that correspond to the typical U.S. academic year. Class ring and achievement publication sales are highest during October through December, yearbook sales are highest during May and June and graduation product sales are highest during February through April. If our sales were to fall substantially below what we would normally expect during these periods, our annual financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on the notes, could also be adversely affected.

We are subject to environmental laws and regulations that could impose substantial costs upon us and may adversely affect our financial results and our ability to service our debt.

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment governing, among other things, the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities. However, environmental liabilities in excess of, or not covered by, our environmental insurance and indemnities could have a material adverse affect on our results of operations, financial condition and cash flow.

Our business could be adversely affected by unforeseen economic and political conditions.

Although we believe that growth in the scholastic products market is determined primarily by demographics, we are not fully insulated against economic downturns and unforeseen economic conditions. A weakening of the U.S. economy, an increase in the unemployment rate, decreased consumer disposable income, decreased consumer confidence in the economy and other economic factors could adversely effect our results of operations, financial condition and cash flow.

We rely on proprietary rights which may not be adequately protected.

Our efforts to protect and defend our intellectual property rights may not be successful, and the costs associated with protecting our rights in certain jurisdictions could be extensive. The loss or reduction of any of our significant proprietary rights could hurt our ability to distinguish our products from competitors’ products and retain our leading market shares.

We depend on numerous complex information systems, and any failure to successfully maintain those systems or implement new systems could materially harm our operations.

We depend upon numerous information systems for operational and financial information and billing operations. We may not be able to maintain or enhance existing or implement new information systems. We intend to continue to invest in and administer sophisticated management information systems, and we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Furthermore, our information systems may require modifications, improvements or replacements that may require substantial expenditures and may require interruptions in operations during periods of implementation. Moreover, implementation of these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operational, financial, testing and billing information systems could have an adverse effect on our results of operations, financial condition and cash flow.

INDUSTRY AND MARKET DATA

Industry and market data, including all market share data, used throughout this prospectus was obtained from our own research and estimates. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources. Throughout this prospectus, references to specific markets in which we compete are to such markets in the United States and all market share data is calculated as a percentage of units sold in the applicable market.

REGISTERED TRADEMARKS

The following items referred to in this prospectus are registered pursuant to applicable intellectual property laws and are the property of American Achievement or its subsidiaries: “American Achievement Corporation,” “ArtCarved,” “Balfour,” “Class Rings, Ltd,” “Keystone,” “Master Class Rings,” “R. Johns,” “Keepsake,” “Taylor Publishing,” “Who’s Who,” “The National Dean’s List,” “Celebrations of Life,” “Generations of Love,” “Namesake” and the various logos related to the foregoing brands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this report and in any public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties.

Any change in the following factors may materially adversely affect our business and our financial results:

•	our ability to satisfy our debt obligations, including related covenants;

•	the seasonality of our sales and operating income;

•	our relationship with our independent sales representatives and employees;

•	the fluctuating prices of raw materials, primarily gold;

•	our dependence on a key supplier for our synthetic and semi-precious stones;

•	fashion and demographic trends;

•	the competitive environment;

•	general economic, business and market trends and events;

•	litigation or other disputes, if resolved in a manner adverse to us; and

•	the other factors discussed below under the caption “Risk Factors.”

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

THE TRANSACTIONS

On March 25, 2004, AAC Acquisition Corp. merged with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. AAC Acquisition Corp. and AAC Holding Corp. are Delaware corporations formed at the direction of Fenway Partners Capital Fund II, L.P. As a result of the Transactions, an investor group led by Fenway Partners Capital Fund II, L.P. owns substantially all of the outstanding common stock of our parent.

The funds necessary to consummate the Transactions were approximately $419.2 million, including approximately $148.5 million to pay our equity holders all amounts due under the merger agreement, approximately $220.1 million to repay indebtedness and approximately $50.6 million to pay related fees and expenses.

The Transactions were financed by:

•	a cash common equity investment by an investor group led by Fenway Partners Capital Fund II, L.P. of $102.0 million in our parent (all such funds were contributed by our parent to us in exchange for shares of our common stock),

•	the borrowing by us of $155.0 million under a seven-year term loan and $2.0 million under a six-year revolving loan, each under our senior secured credit facility,

•	the issuance of the old notes, and

•	existing cash.

In connection with the merger, pursuant to a debt tender offer, we purchased $170.9 million of our existing senior unsecured notes for a total purchase price of approximately $193.8 million, and we acquired all of our existing senior unsecured notes and to eliminated substantially all of the restrictive covenants associated with our existing senior unsecured notes.

In addition, in connection with the Transactions, we assumed approximately $4.5 million of existing capital leases and $6.1 million of our existing senior unsecured notes and $1.0 million in accrued interest related to the unsecured notes which have not been purchased in the debt tender offer described below.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the old notes on March 25, 2004, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must cause the registration statement to be declared effective within 240 days of the issue date of the old notes and must consummate the exchange offer within 40 days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors—If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of American Achievement or any subsidiary guarantor; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of American Achievement or any subsidiary guarantor;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on Friday, September 24, 2004, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $150.0 million in aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on Friday, September 24, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and the required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through the Automated Tender Offer Program, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•

prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders of Outstanding Notes who do not exchange their old notes for Exchange Notes in the exchange offer will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering memorandum distributed in connection with the private offering of the old notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail; Hand Delivery or Overnight Courier:

The Bank of New York

Reorganization Unit – 7E

101 Barclay Street, Floor 7 East

New York, NY 10286

Attention: Ms. Giselle Guadalupe

By Facsimile (Eligible Institutions Only):

(212) 298-1915

For Information or Confirmation by Telephone:

(212) 815-6331

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated March 25, 2004, by and among American Achievement, the subsidiary guarantors party thereto, and the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

On March 25, 2004, we issued and sold the old notes. We used the proceeds from the offering of the old notes, borrowings under our new credit facility and the proceeds of equity contributions from our parent to finance the Transactions and pay related fees and expenses. The equity contributions from our parent were financed with cash proceeds from the issuance of our parent’s common stock to an investor group led by Fenway Partners Capital Fund II, L.P. See “The Transactions.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 29, 2004. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of May 29, 2004
(in millions)
Cash and cash equivalents	$2.1

Debt:
Our new senior secured credit facility:
Revolving loan(1)	2.4
Term loan	155.0
Senior Unsecured Notes	6.0
Senior Subordinated Notes	150.0
Other debt(2)	9.6

Total debt	323.0

Total stockholders’ equity	114.5

Total capitalization	$439.6

(1)	The aggregate revolving loan availability under our senior secured credit facility is $40.0 million.
(2)	Other debt consists of bank overdrafts to be repaid and capital leases.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following selected historical consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Our predecessor company for the period from August 25, 2001 to March 25, 2004 is the business as it existed prior to the merger with AAC Acquisition Corp. We completed the Transactions as of March 25, 2004, and as a result of adjustments to the carrying value of assets and liabilities resulting from the Transactions, the financial position and results of operations for periods subsequent to the Transactions may not be comparable to those of our predecessor company. The selected historical consolidated financial and other data set forth below for, and as of the end of, the fiscal years ended August 28, 1999, August 26, 2000, August 25, 2001, August 31, 2002, and August 30, 2003 have been derived from our audited consolidated financial statements. The selected historical consolidated financial and other data presented below for, and as of the end of, the period from August 31, 2003 to March 25, 2004, the period from March 26, 2004 to May 29, 2004 have been derived from our unaudited condensed consolidated financial statements and have been prepared on the same basis as the audited consolidated financial statements. Operating results for the nine month period ended May 29, 2004 are not necessarily indicative of the results that may be expected for the year ending August 28, 2004.

	Predecessor										Successor
	Fiscal Year Ended							Nine Months Ended May 31, 2003		The period from August 31, 2003 to March 25, 2004	The period from March 26, 2004 to May 29, 2004
	August 28, 1999	August 26, 2000(1)		August 25, 2001(2)	August 31, 2002(3)	August 30, 2003(4)
				(as restated)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$168,865	$182,285		$281,053	$304,378	$308,431		$260,679		$146,721	$114,621
Cost of sales	73,268	80,929		142,164	146,898	139,170		113,154		59,857	55,088

Gross profit	95,597	101,356		138,889	157,480	169,261		147,525		86,864	59,533

Selling, general and administrative expenses	85,075	85,559		119,972	129,734	129,423		105,315		74,992	34,559
(Gain) loss on early extinguishment of debt	—	(6,695)		—	5,650	—		—		—	—

Operating income	10,522	22,492		18,917	22,096	39,838		42,210		11,872	24,974

Income (loss) before income taxes	(4,072)	6,801		(3,929)	(6,713)	10,898		20,393		(4,583)	20,402
Provision (benefit) for income taxes	120	333		(1,443)	(1,171)	132		1,165		—	7,957
Cumulative effect of change in accounting principle—loss	—	—		1,835	—	—		—		—	—

Net income (loss)	$(4,192)	$6,468		$(4,321)	$(5,542)	$10,766		$19,228		$(4,583)	$12,445

Balance Sheet Data (at end of period):
Total assets	$209,845	$326,553		$384,971	$401,626	$395,501		$418,347		$553,589	$548,547
Total debt(5)	134,410	191,253		223,609	242,117	226,710		223,163		313,040	313,442
Total stockholders’ equity	37,830	63,098		70,828	65,254	71,843		83,632		102,046	114,491
Other Data:
EBITDA(6)	$17,698	$31,592		$34,668	$39,025	$53,987		52,847		20,402	29,061
Interest expense	14,594	15,691		22,846	26,026	28,940		21,817		16,455	4,572
Capital expenditures	9,785	5,087		7,499	14,247	11,243		8,840		12,793	1,428
Depreciation and amortization	7,176	9,100		17,586	19,712	14,149		10,637		8,530	4,087
Ratio of earnings to fixed charges(7)	—	1.43	x	—	—	1.36	x	1.90	x	—	5.35	x

(1)	Includes the results of operations for Taylor Publishing Company, or Taylor Publishing, from July 27, 2000, the date of our acquisition of Taylor Publishing.
(2)	Includes the results of operations for ECI, from March 30, 2001, the date of our acquisition of ECI. ECI sales are highly seasonal, with most shipments generally occurring in the first four months of our fiscal year. In addition, in September 2002, subsequent to the issuance of our financial statements for the year ended August 25, 2001, our management determined that we should have (i) changed our revenue recognition on certain sales to independent sales representatives in order to comply with the provisions of SEC Staff Accounting Bulletin No. 101, effective August 27, 2000, and (ii) recognized an income tax benefit related to a net operating loss carryback attributable to one of our subsidiaries, during the year ended August 25, 2001. As a result, the consolidated financial statements for the year ended August 25, 2001 were restated.
(3)	Includes the results of operations for Milestone from July 15, 2002, the date of our acquisition of Milestone.
(4)	Beginning in fiscal 2004, ECI’s “Who’s Who Among America’s Teachers” will be produced annually and shipped to customers in August during the fourth quarter of fiscal 2004. In fiscal 2003, this achievement publication generated net sales of $2.8 million and EBITDA of $1.7 million, substantially all of which was generated during the three months ended November 30, 2002. Through fiscal 2003, this achievement publication was produced once every two years and shipped in November. Accordingly, no revenue or EBITDA from this publication is included in results of operations for the nine months ended May 29, 2004.
(5)	Excludes (i) approximately $3.2 million, $5.2 million, $4.5 million, $4.3 million, $4.9 million, $4.4 million and $5.3 million of bank overdrafts and (ii) approximately $0.0, $0.0, $0.1 million, $0.1 million, $2.2 million, $2.4 million and $4.3 million of capital lease obligations, in each case, as of August 28, 1999, August 26, 2000, August 25, 2001, August 31, 2002, August 30, 2003, May 31, 2003 and May 29, 2004, respectively.
(6)	EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We consider EBITDA to be a key indicator of operating performance. We have included information concerning EBITDA because we use such information in the calculation of our annual management fee, in our review of the performance of our management and in our review of the performance of our business. EBITDA as presented herein is not necessarily comparable to similarly titled measures reported by other companies.

A reconciliation of net income (loss) to EBITDA is included below:

	Predecessor							Successor
	Fiscal Year Ended					Nine Months Ended May 31, 2003	The period from August 31, 2003 to March 25, 2004(a)	The period from March 26, 2004 to May 29, 2004(a)
	August 28, 1999	August 26, 2000(1)	August 25, 2001(2)	August 31, 2002(3)	August 30, 2003(4)
			(as restated)
	(dollars in thousands)
Net income (loss)	$(4,192)	$6,468	$(4,321)	$(5,542)	$10,766	$19,228	$(4,583)	$12,445

Interest expense	14,594	15,691	22,846	26,026	28,940	21,817	16,455	4,572
Provision (benefit) for income taxes	120	333	(1,443)	(1,171)	132	1,165	—	7,957
Depreciation and amortization expense	7,176	9,100	17,586	19,712	14,149	10,637	8,530	4,087

EBITDA	$17,698	$31,592	$34,668	$39,025	$53,987	$52,847	$20,402	$29,061

(a)	Beginning in fiscal 2004, ECI’s “Who’s Who Among America’s Teachers” will be produced annually and shipped to customers in August during the fourth quarter of fiscal 2004. In fiscal 2003, this achievement publication generated net sales of $2.8 million and EBITDA of $1.7 million, substantially all of which was generated during the three months ended November 30, 2002. Through fiscal 2003, this achievement publication was produced once every two years and shipped in November. Accordingly, no revenue or EBITDA from this publication is included in results of operations for the period from August 31, 2003 to March 25, 2004 and the period from March 26, 2004 to May 29, 2004.

(7)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income (loss) before income tax expense plus fixed charges. Fixed charges consist of total interest expense and a one-fourth portion of operating lease expenses that management believes is representative of the interest component of rent pursuant to our operating leases. Our earnings were insufficient to cover fixed charges by approximately $4.1 million, $3.9 million, $6.7 million, and $4.6 million for the fiscal years ended August 28, 1999, August 25, 2001, August 31, 2002, and for the period from August 31, 2003 to March 25, 2004, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended August 30, 2003, and the nine month period ended May 29, 2004, give effect to the Transactions and our acquisition of C-B Announcements, as if such events occurred as of the beginning of the period. The unaudited pro forma condensed consolidated financial data do not purport to represent what our results of operations would have been if the Transactions and our C-B Announcements acquisition had occurred as of the dates indicated, nor are they indicative of the results for any future periods.

For purposes of preparing the unaudited pro forma condensed consolidated statement of operations for the fiscal year ended August 30, 2003 (our fiscal 2003), we have included the results of operations for C-B Announcements for the year ended December 31, 2003 (its fiscal 2003). For purposes of preparing the unaudited pro forma condensed consolidated statement of operations for the nine months ended May 29, 2004, we have included a portion of the results of operations of C-B Announcements for the five months September, October, November, December, and January of 2003, calculated using the percentage of net sales incurred during those five months.

You should read our unaudited pro forma condensed consolidated financial statements and the related notes thereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED AUGUST 30, 2003

(Dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$308,431	$4,960	(1)	$313,391
Cost of sales	139,170	7,531	(2)	146,701

Gross profit	169,261			166,690
Selling, general and administrative expense	129,423	13,460	(3)	142,883

Operating income	39,838			23,807
Interest expense	28,940	(6,499	)(4)	22,441

Income before taxes	10,898			1,366
Income tax expense	132	401	(5)	533

Net income	10,766			833
Preferred dividends	1,200	(1,200	)(6)	—

Net income applicable to common stockholders	$9,566	$(8,733)		$833

See notes to the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED MAY 29, 2004

(Dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$261,342	$1,014	(1)	262,356
Cost of sales	114,945	430	(2)	115,375

Gross profit	146,397			146,981
Selling, general and administrative expense	109,551	6,204	(3)	115,755

Operating income	36,846			31,226
Interest expense	21,027	(4,171	)(4)	16,856

Income before taxes	15,819			14,370
Income tax expense	7,957	(2,353	)(5)	5,604

Net income	7,862			8,766
Preferred dividends	700	(700	)(6)	—

Net income applicable to common stockholders	$7,162	$1,604		$8,766

See notes to the unaudited pro forma condensed consolidated statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

(1)	According to its unaudited financial statements for the year ended December 31, 2003 (its fiscal 2003), C-B Announcements had net sales of approximately $5.0 million during such period, with approximately $1.0 million of such sales occurring during the corresponding five months of September, October, November, December, and January in 2003.
(2)	Includes approximately $0.1 million and $0.2 million in adjustments to depreciation expense for fiscal 2003, and the nine months ended May 29, 2004, respectively, as a result of the write-up of property, plant and equipment in connection with the preliminary purchase price allocation. Also includes approximately $1.0 million and $0.2 million in additional cost of sales for fiscal 2003, and the nine months ended May 29, 2004, respectively, relating to C-B Announcements. For fiscal 2003, includes $6.4 million inventory step-up and $0 for the nine months ended May 29, 2004, as $5.4 million actual is included in historical results.
(3)	Includes approximately $10.3 million and $5.8 million in adjustments to amortization expense for fiscal 2003, and the nine months ended May 29, 2004, respectively, as a result of the write-up of certain of our intangible assets in connection with the preliminary purchase price allocation. Also includes approximately $3.2 million and $0.7 million in additional selling, general and administrative expense for fiscal 2003, and nine months ended May 29, 2004, respectively, relating to C-B Announcements, partially offset by $0.3 million adjustment to depreciation expense for the nine months ended May 29, 2004 as a result of the write-up of the property, plant and equipment.
(4)	Reflects the change in interest expense as a result of the new financing arrangements to be entered into in connection with the Transactions, which is calculated as follows (in thousands):

	Fiscal Year Ended August 30, 2003	Nine Months Ended May 29, 2004
Interest on new borrowings(a)	$20,168	$15,126
Historical interest on other debt assumed, net(b)	779	609

Total cash interest from the debt requirements of the Transactions	20,947	15,735

Amortization of deferred financing costs	1,494	1,121

Total pro forma interest expense	22,441	16,856
Less: Historical interest expense	28,940	21,027

Net adjustment to interest expense	$(6,499)	$(4,171)

(a)	Represents pro forma interest expense calculated using assumed interest rates on (i) the $155.0 million term loan under our senior secured credit facility, (ii) an assumed average amount of revolving loans expected to be outstanding on our senior secured credit facility, (iii) an assumed average amount of outstanding letters of credit and the actual interest rate on the $150.0 million of notes offered hereby, and (iv) interest on the remaining untendered notes of $6.1 million. Each quarter point change in interest rates would result in a $0.4 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $0.1 million change in annual interest expense on the revolving loan.
(b)	Represents interest on capital leases to be assumed in connection with the Transactions and other interest, including interest with respect to our gold consignment agreement, net of interest income.

(5)	Represents an effective tax rate of 39% for estimated federal and state income taxes.
(6)	Represents the elimination of dividends on the redeemable minority interest in one of our subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes for the nine months ended May 29, 2004 (“Successor”) and in conjunction with the historical financial statements and accompanying notes of our company as it existed prior to the merger with AAC Acquisition Corp as at the nine months ended May 31, 2003 and the years ended August 30, 2003, August 31, 2002 and August 25, 2001 (“Predecessor”). For the ease of comparison purposes, financial data for the period of August 31, 2003 through March 25, 2004 has been added to financial data for the periods from March 26, 2004 to May 29, 2004, to arrive at a 9-month combined period ended May 29, 2004. This period may be referred to herein as the “combined nine months ended May 29, 2004.” The Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with U.S. GAAP. In reviewing this comparative financial information, readers should remember that Predecessor period results of operations do not reflect the effects of the acquisition and the application of purchase accounting. All amounts are in U.S. Dollars except otherwise indicated.

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry. Our two principal business segments are scholastic products and recognition and affinity products. The scholastic products division, which serves the high school, college and, to a lesser extent, elementary and junior high school markets, produces, markets and sells class rings, yearbooks and graduation products. The recognition and affinity products division produces, markets and sells achievement publications and recognition and affinity jewelry. Our achievement publications consist of various titles including the Who’s Who brand and The National Dean’s List, and our recognition and affinity jewelry products include military rings, family jewelry and sports championship rings.

Company Background

Our predecessor was formed in March 1996 for the purpose of acquiring substantially all of the operations of ArtCarved, which were previously owned by CJC Holdings, Inc., and the operations of Balfour, which were previously owned by L. G. Balfour Company, Inc. These acquisitions were consummated in December 1996. Our company was formed in June 2000 to serve as a holding company for our predecessor as well as any future acquisitions. In June 2000, we acquired the Taylor Senior Holding Company, the parent company of Taylor Publishing Company, or Taylor, whose primary business was designing and printing student yearbooks. In March 2001, we acquired all of the capital stock of Educational Communications, Inc. or ECI, which publishes achievement publications. In July 2002, we acquired all the outstanding stock and warrants of Milestone Marketing Incorporated, or Milestone, a marketer of class rings and other graduation products to the college market.

The Transactions

On March 25, 2004, AAC Acquisition Corp. merged with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of AAC Holding Corp. (the “Merger”). The Merger was financed by a cash equity investment in our parent by an investor group led by Fenway Partners Capital Fund II, L.P., borrowings under our senior secured credit facility and the issuance of notes.

Beginning on March 25, 2004, we accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” which results in a new valuation of our assets and liabilities based upon the fair values as of the date of the Merger. As allowed under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” we have reflected all applicable purchase accounting adjustments in the consolidated financial statements for all SEC filings covering periods subsequent to the Merger. As required, we have established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values and $102.0 million was reflected in stockholders’ equity as the value of Fenway Partners’ ownership upon completion of the Merger. Immediately prior to the Merger, our stockholders’ equity was approximately $66.6 million.

We estimated the fair value of our assets and liabilities, including intangible assets and property, plant and equipment, as of the Merger date and utilizing information available at the time the unaudited consolidated financial statements were prepared, including outside third party appraisals. These estimates are subject to refinement until all pertinent information is finalized.

The purchase price was as follows:

Purchase price	$419,200
Assets acquired	422,456
Liabilities assumed	(125,731)

Net assets acquired	296,725
Excess purchase price over net assets acquired	$122,475

As of March 25, 2004, we have preliminarily allocated the excess purchase price over the book value of net assets acquired in the Merger as follows:

Inventories, net	$6,412
Property, plant and equipment	7,556
Goodwill	15,311
Intangible assets	105,885
Other assets	(1,233)
Accrued expenses	(1,733)
Long-term debt	7,075
Deferred income taxes	(12,043)
Other long-term liabilities	(4,755)

Total purchase price allocation	$122,475

As a result of the Merger, we have reflected pre-Merger periods from February 29, 2004 to March 25, 2004 (“Predecessor”) and from August 31, 2003 to March 25, 2004 (“Predecessor”) and a post-Merger period from March 26, 2004 to May 29, 2004 (“Successor”) in our condensed consolidated financial statements for fiscal 2004.

During the period from March 26, 2004 to May 29, 2004, we recognized in our consolidated statements of operations approximately $5.4 million of excess purchase price allocated to inventory as cost of sales and approximately $1.7 million of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to our historical basis of accounting prior to the Merger.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition.    We make estimates of provisions for sales returns and warranty costs which are recorded at the time of sale based on historical information and current trends.

Sales Returns and Allowances.    We make estimates of potential future product returns related to current period product revenue. We analyze the previous five years’ average historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and allowances in any accounting period. Material differences could result in the amount and timing of our revenue for any period if we made different judgments or utilized different estimates.

Allowance for Doubtful Accounts and Reserve on Sales Representative Advances.    We make estimates of potentially uncollectible customer accounts receivable and receivables arising from sales representative draws paid in excess of earned commissions. Our reserves are based on an analysis of individual customer and salesperson accounts and historical write-off experience. Our analysis includes the age of the receivable, customer or salesperson creditworthiness and general economic conditions. We believe the results could be materially different if historical trends do not reflect actual results or if economic conditions worsened.

Goodwill and Other Intangible Assets.    We account for our long-lived assets with indefinite lives under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested for impairment upon adoption and on an annual basis thereafter. As of the Merger, a third party valuation was used in formulating our goodwill and other intangible assets values.

Long-lived Tangible and Intangible Assets with Definite Lives.    We test our long-lived tangible and intangible assets with definite lives for impairment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires us to review long-lived tangible and intangible assets with definite lives whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination is made. As of the Merger, a third party valuation was used in formulating our goodwill and other intangible assets values and lives.

Results of Operations

The following table sets forth selected information from our consolidated financial statements of operations, expressed as a percentage of net sales:

	Predecessor					Successor
	Fiscal Year Ended
	August 25, 2001	August 31, 2002	August 30, 2003	Nine Months Ended May 31, 2003	The period from August 31, 2003 to March 25, 2004	The period from March 26, 2004 to May 29, 2004	Combined Nine Months Ended May 29, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.6	48.3	45.1	43.4	40.8	48.1	44.0

Gross profit	49.4	51.7	54.9	56.6	59.2	51.9	56.0
Selling, general and administrative expense	42.7	42.6	42.0	40.4	51.1	30.2	41.9
Loss on extinguishment of debt	—	1.8	—	—	—	—	—

Operating income	6.7	7.3	12.9	16.2	8.1	21.7	14.1
Interest expense	8.1	8.6	9.4	8.4	11.2	4.0	8.0
Other expense	—	0.9	—	—	—	—	—

Income (loss) before income taxes	(1.4)	(2.2)	3.5	7.8	(3.1)	17.7	6.1

Provision (benefit) for income taxes	(0.5)	(0.4)	—	0.4	—	6.9	3.0
Cumulative effect of change in accounting principle—loss	0.6	—	—	—	—	—	—

Net income (loss)	(1.5)%	(1.8)%	3.5%	7.4%	(3.1)%	10.8%	3.1%

For the Period March 26, 2004 to May 29, 2004 (Successor) and For the Period August 31, 2003 to May 29, 2004 (Predecessor) Combined, Compared to Nine Months Ended May 31, 2003 (Predecessor)

Net Sales.    Net sales increased $0.6 million, or 0.3%, to $261.3 million for the nine months ended May 29, 2004 from $260.7 million for the nine months ended May 31, 2003. The increase in net sales was due to increased high school on-campus ring, yearbook, and graduation product shipments, offset by lower sales volumes in recognition and affinity products.

The following details the changes in net sales during such periods by business segment.

•	Scholastic Products. Net sales increased $6.1 million or 2.7% to $233.7 million for the nine months ended May 29, 2004 from $227.6 million for the nine months ended May 31, 2003. The increase in net sales was the result of a $7.8 million or 3.4% increase in high school on-campus rings, yearbooks, and graduation products as a result of increased unit shipments and price increases. Graduation products increased an additional $2.9 million or 1.3% as a result of the C-B Announcements acquisition. These increases were offset by a 0.9% decline in retail high school shipments as well as a 1.1% decline in college ring shipments.

•	Recognition and Affinity Products. Net sales decreased $5.5 million or 16.6% to $27.6 million for the nine months ended May 29, 2004 from $33.1 million for the nine months ended May 31, 2003. The decrease was primarily the result of a $2.8 million decrease in sales related to our not having published ECI teacher’s publication in the nine months ended May 29, 2004 and lower overall sales volumes of ECI’s high school publications and collateral due to order timing coinciding with the beginning of the United States-Iraqi conflict. ECI teacher’s publication has historically been produced once every two years. Beginning August 2004, this publication will be published annually.

Gross Profit.    Gross margin represents gross profit as a percentage of net sales. Gross margin was 56.0% for the nine months ended May 29, 2004, a 0.6 percentage point decrease from 56.6% for the nine months ended May 31, 2003. Gross profit decreased $1.1 million to $146.4 million for the nine months ended May 29, 2004 from $147.5 million for the nine months ended May 31, 2003. The decrease was a result of purchase accounting. Excluding the $5.4 million impact of purchase accounting, the increase in gross margin was primarily a result of the efficiencies in the yearbook and graduation product manufacturing facilities. The major improvement was a result of yearbook efficiency gains in the pre-press and press area due to investments made in the page production software and printing equipment. The increases were partially offset by increased material costs in the ring manufacturing plant as a result of gold price increases and unfavorable currency fluctuations against the Euro associated with the purchase of precious, semi-precious and synthetic stones.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $4.2 million, or 4.0%, to $109.6 million for the nine months ended May 29, 2004 from $105.3 million for the nine months ended May 31, 2003. As a percentage of net sales, selling, general and administrative expenses were 41.9% for the nine months ended May 29, 2004, a 1.5 percentage point increase from 40.4% for the nine months ended May 31, 2003.

Included in selling, general and administrative expenses are two sub-categories: selling and marketing expenses and general and administrative expenses.

Selling and marketing expenses increased $2.3 million, or 2.9%, to $82.5 million for the nine months ended May 29, 2004 from $80.2 million for the nine months ended May 31, 2003. The majority of the increase in selling and marketing is due to higher commission expense as a result of increased sales of high school on-campus products and incremental expenses in college marketing. General and administrative expenses increased $1.9 million or 7.7% to $27.1 million, or 10.4% of net sales for the nine months ended May 29, 2004, as compared to $25.1 million, or 9.6% of net sales, for the nine months ended May 31, 2003. The increase in general and administrative expense is a result of the impact of purchase accounting increasing amortization expense by $1.7 million.

Operating Income (Loss).    As a result of the foregoing, operating income was $36.8 million, or 14.1% of net sales for the nine months ended May 29, 2004, as compared with operating income of $42.2 million, or 16.2% of net sales, for the nine months ended May 31, 2003. Operating income for the nine months ended May 29, 2004 includes a negative impact of $7.1 million due to purchase accounting. The scholastic products segment reported operating income of $32.7 million for the nine months ended May 29, 2004, compared to operating income of $32.7 million for the nine months ended May 31, 2003. The recognition and affinity products segment reported operating income of $4.2 million for the nine months ended May 29, 2004, compared to operating income of $9.5 million for the nine months ended May 31, 2003.

Interest Expense.    Interest expense was $21.0 million for the nine months ended May 29, 2004 and $21.8 million for the nine months ended May 31, 2003. The average debt outstanding was $249 million for the nine months ended May 29, 2004 compared to $239 million for the nine months ended May 31, 2003. The weighted average interest rate of debt outstanding was 11.2% for the nine months ended May 29, 2004 compared to 11.9% the nine months ended May 31, 2003.

Provision (Benefit) for Income Taxes.    For the nine months ended May 29, 2004, we recognized a tax provision of $8.0 million compared to a tax provision of $1.2 million for the nine months ended May 31, 2003. For the period from March 26, 2004 to May 29, 2004, our tax rates are calculated on basis at 35% federal and 4% state tax rates, for an overall effective tax rate of 39%. The tax rate for the period March 26, 2004 to May 29, 2004 reflects the creation of a net deferred tax liability as a result of the purchase accounting adjustments made in connection with the Merger. For the period August 30, 2003 to March 25, 2004, no net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not. Although state taxes are expected for the year ended 2004, no benefit has been recorded for the period from August 30, 2003 to March 25, 2004 due to the valuation allowance. For the nine months ended May 31, 2003, the effective tax rate reflects the state tax expense expected for the year.

Net Income (loss).    As a result of the foregoing, we reported net income of $7.9 million for the nine months ended May 29, 2004 as compared to net income of $19.2 million for the nine months ended May 31, 2003.

Fiscal Year Ended August 30, 2003 Compared To Fiscal Year Ended August 31, 2002

Net Sales.    Net sales increased $4.0 million, or 1.3%, to $308.4 million in fiscal 2003, from $304.4 million in fiscal 2002. This increase was due primarily to the inclusion of $5.4 million of net sales from Milestone in fiscal 2003, which was acquired effective July 15, 2002, compared to $1.0 million of Milestone net sales being included in our results in fiscal 2002, and an increase in sales of $3.9 million from ECI, primarily as a result of our publication of ECI’s teachers publication in fiscal 2003. These increases were partially offset by a decrease in yearbook sales of $3.9 million, largely as a result of the fourth quarter of fiscal 2002 containing an extra week.

The following details the changes in net sales during such periods by business segment.

•	Scholastic Products. Net sales decreased slightly to $269.1 million in fiscal 2003 from $269.4 million in fiscal 2002. Of this decrease, $3.9 million was due to a decrease in yearbook contracts and $1.4 million was due to a decrease in unit volumes of high school and college class rings. These decreases were offset by a $4.4 million increase in Milestone net sales and a $0.7 million increase in graduation products.

•	Recognition and Affinity Products. Net sales increased $4.3 million to $39.3 million in fiscal 2003 from $35.0 million in fiscal 2002. The increase was primarily the result of a $3.9 million increase in net sales attributable to ECI and $2.8 million in increased sales of specialty products, partially offset by a $2.2 million decrease resulting from the discontinuation of reunion services in fiscal 2002.

Gross Profit.    Gross margin was 54.9% in 2003, a 3.2 percentage point increase from 51.7% in 2002. The gross margin increase in fiscal 2003 was the result of an increase in margins for yearbooks associated with the implementation of new technology and class rings due to increased labor efficiencies as well as the introduction of the new white metal ring base. Gross profit gains were partially offset by a decrease resulting from the discontinuation of reunion services in fiscal 2002.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $0.3 million to $129.4 million in fiscal 2003 from $129.7 million in fiscal 2002. As a percentage of net sales, selling, general and administrative expenses decreased 0.6 percentage points in fiscal 2003, compared to fiscal 2002. Selling and marketing expenses were $96.5 million, or 31.3% of net sales, in fiscal 2003, compared to $90.6 million, or 29.8% of net sales, in fiscal 2002. The increase in selling and marketing expenses was largely a result of increased marketing efforts for class rings, yearbooks and graduation products, an increase as a result of the Milestone acquisition, and increased marketing costs related to ECI’s teachers publication. General and administrative expenses in fiscal 2003 were $32.9 million, or 10.7% of net sales, compared to $39.1 million, or 12.9% of net sales, in 2002. The decrease in general and administrative expenses as a percentage of net sales was primarily the result of a $5.6 million decrease related to the adoption of SFAS No. 142, in which goodwill and trademarks are no longer amortized.

Loss on Extinguishment of Debt.    In conjunction with the issuance of our existing unsecured senior notes and entering into our existing senior secured credit facility on February 20, 2002, we paid off the then outstanding term loans and revolver under our former credit facility, as well as our bridge notes to affiliates. As a result, a loss of $5.7 million was recognized in fiscal 2002 relating to the write-off of unamortized deferred financing costs.

Operating Income.    As a result of the foregoing, operating income was $39.8 million, or 12.9% of net sales, in fiscal 2003, compared with $22.1 million, or 7.3% of net sales, in fiscal 2002. The scholastic products segment reported operating income of $30.3 million and the recognition and affinity products segment reported operating income of $9.5 million for fiscal 2003. The adoption of SFAS No. 145 required us to reclassify the $5.7 million loss from extinguishment of debt from extraordinary items into operating expenses for fiscal 2002.

Interest Expense.    Interest expense was $28.9 million in fiscal 2003 and $26.0 million in fiscal 2002. The average daily debt outstanding in fiscal 2003 and in fiscal 2002 was $235.9 million and $225.7 million, respectively. The weighted average interest rate on debt outstanding in fiscal 2003 and in fiscal 2002 was 12.3% and 11.5%, respectively.

Other Expense.    Other expense was $0 for fiscal 2003 and $2.8 million for fiscal 2002. Of the $2.8 million in fiscal 2002, $2.6 million was a result of the termination and reclassification of interest rate swaps that were entered into in conjunction with the issuance of the existing unsecured senior notes and the entering into of the existing senior secured credit facility on February 20, 2002. The remaining interest rate swap agreement represented a notional amount of $25 million that was classified as a trading derivative in fiscal 2002. As such, changes in the fair value of this derivative resulted in a charge of $0.2 million for fiscal 2002. As of August 31, 2002, the fair value of this derivative represented a liability of approximately $0.9 million, and the contract expired during fiscal 2003.

Provision (Benefit) for Income Taxes.    For fiscal 2003 and fiscal 2002, we recorded an income tax provision of $0.1 million and an income tax benefit of $1.2 million, respectively. Our provision in fiscal 2003 relates to state income taxes. No net federal income tax expense was reported for fiscal 2003 due to a tax loss that was expected for the year. Our benefit in fiscal 2002 related to the net operating loss carryback generated in fiscal 2002 and prior years attributable to losses realized by Taylor Senior Holding Company. No net federal income tax benefit was reflected in the statement of operations for fiscal 2003 for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards was not considered to be more likely than not.

Net Income (Loss).    As a result of the foregoing, we reported net income of $10.8 million in fiscal 2003, compared to a net loss of $5.5 million in fiscal 2002.

Fiscal Year Ended August 31, 2002 Compared To Fiscal Year Ended August 25, 2001

Net Sales.    Net sales increased $23.3 million, or 8.3%, to $304.4 million in fiscal 2002, from $281.1 million in fiscal 2001. This increase in fiscal 2002 was due primarily to the inclusion of $16.2 million of net sales from ECI, which was acquired on March 30, 2001, as compared to $0.7 million of ECI net sales being included in our results in fiscal 2001, and an increase in sales of other product lines.

The following details the changes in net sales during such periods by business segment.

•

Scholastic Products.    Net sales increased $10.9 million, or 4.2%, to $269.4 million in fiscal 2002 from $258.5 million in fiscal 2001. Of this increase, $5.2 million was due to increased unit volumes and selling prices of high school and college class rings and $4.7 million was due to increased revenues from graduation products and yearbook sales. The remaining increase was due to our acquisition of Milestone on July 15, 2002.

•	Recognition and Affinity Products. Net sales increased $12.4 million to $35.0 million in fiscal 2002 from $22.6 million in fiscal 2001. The increase was primarily the result of $16.2 million of net sales attributable to our acquisition of ECI, partially offset by lower sales of sports fan affinity jewelry.

Gross Profit.    Gross margin was 51.7% in fiscal 2002, a 2.3 percentage point increase from 49.4% in fiscal 2001. The gross margin increase in fiscal 2002 was partially the result of the inclusion of ECI operations in our results for the period.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $9.7 million, or 8.1%, to $129.7 million in fiscal 2002 from $120.0 million in fiscal 2001. As a percentage of net sales, selling, general and administrative expenses decreased 0.1 percentage points in fiscal 2002 compared to fiscal 2001. Selling and marketing expenses were $90.6 million, or 29.8% of net sales, in fiscal 2002, compared to $82.7 million, or 29.4% of net sales, in fiscal 2001. This increase in selling and marketing primarily related to $3.1 million selling and marketing expenses attributable to ECI and an increase in on-campus marketing and selling efforts. General and administrative expenses in fiscal 2002 were $39.1 million, or 12.9% of net sales, as compared to $37.3 million, or 13.3% of net sales, in fiscal 2001. This decrease in general and administrative expenses as a percentage of net sales was a result of the realization of the balance of the synergy savings related to the Taylor acquisition, partially offset by increased employee health insurance costs.

Loss on Extinguishment of Debt.    In conjunction with the issuance of the existing unsecured senior notes and the entering into the existing senior secured credit facility on February 20, 2002, we paid off the then outstanding term loans and revolver under the former credit facility and bridge notes to affiliates. As a result, a loss of $5.7 million was recognized in fiscal 2002 relating to the write-off of unamortized deferred financing costs.

Operating Income.    As a result of the foregoing, operating income was $22.1 million, or 7.3% of net sales, in 2002, compared with $18.9 million, or 6.7% of net sales, in fiscal 2001. The scholastic products segment reported operating income of $20.8 million and the recognition and affinity products segment reported an operating loss of $1.9 million in fiscal 2001. The adoption of SFAS No. 145 required us to reclassify the $5.7 million loss from extinguishment of debt from extraordinary items into operating expenses for fiscal 2002.

Interest Expense.    Interest expense was $26.0 million in fiscal 2002 and $22.8 million in fiscal 2001. The average daily debt outstanding in fiscal 2002 and in fiscal 2001 was $225.7 million and $201.2 million, respectively. The weighted average interest rate for debt outstanding in fiscal 2002 and in fiscal 2001 was 11.5% and 11.4%, respectively.

Other Expense.    Other expense was $2.8 million in fiscal 2002, of which $2.6 million was a result of the termination and reclassification of interest rate swaps that were entered into in conjunction with the issuance of the existing unsecured senior notes and the entering into of the existing senior secured credit facility on February 20, 2002. The remaining interest rate swap agreement representing a notional amount of $25.0 million has been classified as a trading derivative. As such, changes in the fair value of this derivative resulted in a charge of $0.2 million for the period from February 20, 2002 to August 31, 2002. As of August 31, 2002, the fair value of this derivative represented a liability of approximately $0.9 million.

Provision (Benefit) for Income Taxes.    For fiscal 2002 and fiscal 2001, we recorded income tax benefit of $1.2 million and $1.4 million, respectively. Our benefit related to the then expected annual benefits from the net operating loss carryback generated in fiscal 2002 and fiscal 2001 by Taylor Senior Holding Company. No net federal income tax benefit is reflected in the statement of operations for net operating losses to be carried forward since realization of the potential benefit of net operating loss carry-forwards is not considered to be more likely than not.

Cumulative Effect of Change in Accounting Principle.    The cumulative effect of change in accounting principle, representing a loss of $1.8 million, was recorded in fiscal 2001 due to the adoption of SAB 101 as of August 27, 2000.

Net Loss.    As a result of the foregoing, we reported a net loss of $5.5 million in fiscal 2002 as compared to a net loss of $4.3 million in fiscal 2001.

Liquidity and Capital Resources

Operating Activities.    Operating activities provided $31.3 million of cash during the combined nine months ended May 29, 2004, compared to $29.7 million during the nine months ended May 31, 2003. The improvement in cash provided by operating activities during the nine months ended May 29, 2004 was primarily attributable to changes in inventories of $4.8 million, customer deposits of $7.2 million, accounts payable, accrued expenses, and other long-term liabilities of $4.7 million, and deferred revenue of $0.9 million, partially offset by changes in net income (net of non-cash items) of $10.1 million, prepaid expenses and other current assets of $4.0 million and accounts receivable of $2.0 million.

Operating activities provided $26.5 million of cash during fiscal 2003, compared to $23.3 million during fiscal 2002. The improvement in cash provided by operating activities in 2003 was primarily driven by higher net income, as well as decreases in receivables and inventory.

Operating activities provided cash flows of $23.3 million in fiscal 2002, compared to $10.3 million in fiscal 2001. The improvement in cash provided by operating activities in 2002 was primarily driven by higher net income before loss on extinguishment of debt, as well as decreases in receivables and inventory.

Investing Activities.    Capital expenditures for the nine months ended May 29, 2004 and May 31, 2003 were $14.2 million and $8.8 million, respectively. Capital expenditures in fiscal 2003, fiscal 2002 and fiscal 2001 were $11.2 million, $14.2 million and $7.5 million, respectively. The increases in capital expenditures in fiscal 2002 and fiscal 2003 were primarily attributable to purchases of new printing presses. Also affecting investing activities in fiscal 2002 and fiscal 2001 were the Milestone acquisition in fiscal 2002 and the ECI acquisition in fiscal 2001. Our projected capital expenditures for fiscal 2004 are expected to be approximately $17 million.

Financing Activities.    Net cash provided by financing activities was $92.7 million for the combined nine months ended May 29, 2004 compared to net cash used of $19.1 million for the nine months ended May 31, 2003. For the nine months ended May 29, 2004, cash provided by financing activities was used to pay off existing debt and equity holders as part of the Transactions. Net cash used in financing activities in fiscal 2003 was $15.1 million, which was primarily used to repay revolver borrowings. Net cash provided from financing activities in fiscal 2002 and fiscal 2001 were $4.7 million and $48.4 million, respectively.

Capital Resources.    In fiscal 2001, we entered into our second amended and restated credit agreement, pursuant to which we borrowed approximately $27.3 million to fund a portion of our acquisition of ECI. In addition, in fiscal 2001, one of our stockholders provided us with approximately $24.5 million of cash in exchange for an $8.5 million bridge note plus $16.0 million of preferred and common stock. In February 2002, we issued $177.0 million of unsecured senior notes due 2007 and entered into a $40.0 million senior secured revolving credit facility. At that time, we repaid in full all outstanding term loans and revolving loans under the former credit agreement, as well as the outstanding bridge note, and settled all but $25.0 million (notional amount) of our interest rate swap agreements. As of the date of the Transactions, we repaid in full all amounts outstanding under this senior secured revolving credit facility and $170.0 of the unsecured senior notes due 2007.

Our new senior secured credit facility provides us with a $155.0 million term loan, maturing in 2011, and up to $40.0 million in available revolving loan borrowings, maturing in 2010. As of May 29, 2004, $2.4 million of such amount was outstanding under the revolving loan. Our new senior secured credit facility contains financial covenants and maintenance tests, including a minimum interest coverage test and a maximum total leverage test, and restrictive covenants, including restrictions on our ability to make capital expenditures.

Our new senior secured credit facility is secured by substantially all of our assets and the assets of some of our future domestic subsidiaries, if any, and by a pledge of all of the capital stock of some of our future domestic subsidiaries, if any. For more information regarding our senior secured credit facility, see “Description of Our Other Indebtedness.”

We expect that cash generated from operating activities and availability under our new senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations and anticipated cost savings and operational improvements, we believe our cash flow from operations, available cash and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior secured credit facility in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. See “Risk Factors—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.”

Off Balance-Sheet Obligations

Gold Consignment Agreement.    On March 25, 2004, we signed the First Amended and Restated Letter Agreement for Fee Consignment and Purchase of Gold with The Bank of Nova Scotia. Under this agreement, we have an ability to have on consignment gold with aggregate value less than or equal to the lowest of: (i) the dollar value of 27,000 troy ounces of gold, (ii) $14.2 million and (iii) a borrowing base, calculated based on a percentage of the value of gold held at our facilities and other approved locations, as specified by the agreement. Under the terms of this arrangement, we do not own the consigned gold nor do we have risk of loss related to such inventory until we pay The Bank of Nova Scotia for quantities purchased. Accordingly, we do not reflect the value of consigned gold in our inventory, nor do we reflect the corresponding liability for financial statement purposes. As of August 30, 2003 and August 31, 2002, we held approximately 17,780 ounces and 14,830 ounces of gold, respectively, with values of $6.7 million and $4.6 million, respectively. As of May 29, 2004, we held approximately 16,730 ounces of gold, with a value of $6.6 million.

The agreement can be terminated by either us or The Bank of Nova Scotia with 60 days prior written notice to the other party.

Contractual Obligations

As of May 29, 2004, the due dates and amounts of our contractual obligations are as follows (in thousands):

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Thereafter	Total
8 1/4% Senior subordinated debt	$—	$—	$—	$—	$—	$150,000	$150,000
11 5/8% Senior unsecured notes	—	—	—	6,042	—	—	6,042
Interest on fixed rate debt	3,270	13,081	13,081	12,728	12,375	44,344	98,879
Senior secured credit facility: Revolving loan facility(b)	—	—	—	—	—	2,400	2,400
Term loan(b)	388	1,550	1,550	1,550	1,550	148,412	155,000
Operating leases(a)	647	2,204	1,835	1,322	817	2,719	9,544
Capital leases	361	1,387	1,348	1,332	174	—	4,602

Total	$4,666	$18,222	$17,814	$22,974	$14,916	$347,875	$426,467

(a)	Some of our rental property leases contain options to renew the leased space for periods up to an additional ten years.
(b)	No interest expense has been included on our obligations with variable interest rates.

In addition, we have entered into a new management agreement with an affiliate of Fenway Partners pursuant to which we, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement).

Seasonality

Our scholastic product sales tend to be seasonal. Class ring sales are highest during October through December, with most orders made for delivery to students before the winter holiday season. Sales of fine paper products are predominantly made during February through April for graduation in April and June. Yearbook sales are highest during the months of May through June, as yearbooks are typically shipped to schools prior to summer break. Our recognition and affinity product line sales are also seasonal. A majority of achievement publication orders ship in November and August of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period leading up to Mother’s Day.

As a result of the foregoing, we have historically experienced operating losses during our fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. In addition, our working capital requirements tend to exceed our operating cash flows from April through August.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk.    We have market risk exposure relating to changes in interest rates on our variable rate debt. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt instruments. Our new senior secured credit facility (revolver and term loan) and existing gold consignment agreement are variable rate arrangements. The interest rates are based on a floating benchmark rate (such as LIBOR or the Federal Funds rate) plus a fixed spread. Our derivatives and other financial instruments subject to interest rate risk consist of long-term debt and notional amount under the gold consignment agreement. With respect to our new senior secured credit facility, each bearing interest at variable rates. Each quarter point change in interest rates would result in a $0.5 million change in annual interest expense on the senior secured credit facility, assuming the entire revolving loan was drawn.

Semi-Precious Stones.    We purchase the majority of our semi-precious stones from a single source supplier in Germany. We believe that all of our major competitors purchase their semi-precious stones from this same supplier. The prices for these products are denominated in Euros. In order to hedge market risk, we have from time-to-time purchased forward currency contracts. During the combined nine months ended May 29, 2004, we did not purchase any Euro forward contracts and did not have any such contracts outstanding.

Gold.    We purchase all of our gold from The Bank of Nova Scotia through our existing gold consignment agreement described above. We consign the majority of our gold and pay for gold as our products are shipped to customers and as required by the terms of our gold consignment agreement. As of May 29, 2004, we had hedged most of our gold requirements for the calendar year 2004 through the purchase of gold options.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement requires, among other things, that gains and losses on the early extinguishments of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishments of debt became effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 required us to reclassify certain items from extraordinary items into operating income (loss).

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued, which addressed financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan or disposal activity. The adoption of SFAS No. 146 in January 2003 did not have a material effect on our financial statements.

In December 2002, SFAS 148 was issued, which amended SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure requirements were effective for us beginning December 15, 2002 and we have complied with those requirements. The adoption of the additional reporting requirements of SFAS 148 in December 2002 did not have a material effect on our financial statements.

In December 2002, FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued, which addressed the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees and clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The adoption of FIN 45 in December 2002 did not have a material effect on our financial statements.

In April 2003, SFAS No. 149, or SFAS 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” was issued, which amended and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS 149 in the third quarter of fiscal 2003 did not have a significant impact on our financial statements.

In May 2003, SFAS No. 150, or SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” was issued, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We adopted SFAS 150 beginning in September 2003. The adoption of this standard did not have a significant impact on our financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity, or VIE, consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes additional disclosures which are required regarding an enterprise’s involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. We will adopted FIN 46 beginning its first quarter of fiscal year 2004. The adoption of this standard did not have a significant impact on our financial statements.

In December 2003, the FASB amended SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendment revised employers’ disclosures about pension plans and other post retirement benefit plans to require additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined pension plans and other defined benefit postretirement plans. We adopted the additional disclosure requirements in the third quarter of fiscal 2004.

BUSINESS

General

We are one of the leading manufacturers and suppliers of class rings, yearbooks, graduation products, achievement publications and recognition and affinity jewelry, each of which commemorates once-in-a-lifetime experiences. Our two principal business segments are scholastic products and recognition and affinity products. The scholastic products division, which serves the high school, college and, to a lesser extent, elementary and junior high school markets, produces, markets and sells class rings, yearbooks and graduation products, and accounted for approximately 89% of our net sales for the nine months ended May 29, 2004. The recognition and affinity products division produces, markets and sells achievement publications and recognition and affinity jewelry. Our achievement publications consist of various titles including the Who’s Who brand and The National Dean’s List, and our recognition and affinity jewelry products include military rings, family jewelry and sports championship rings. For the nine months ended May 29, 2004, we generated pro forma net sales and pro forma EBITDA of $262.4 million and $49.6 million, respectively.

Scholastic Products

Class Rings.    We believe that we are the second largest provider of high school class rings and the largest provider of college class rings. We represent approximately 35% of the class ring market and sell class rings to students at over 5,500 junior high schools, high schools, colleges and universities. We believe that we are also the leading supplier of high school class rings to retail stores with a market share of approximately 90%. Our class rings are sold under the ArtCarved, Balfour, Keystone, Master Class Rings and R. Johns brand names. For most of the schools that we serve, we are the sole on-campus class ring supplier. Our independent sales representatives operate under exclusive contracts with us and coordinate ring design, promotion and order processing. We offer over 100 styles of highly personalized class rings with more than 400 designs, and have an inventory of over 650,000 unique proprietary ring dies.

Yearbooks.    We are a leading provider of yearbooks. We represent approximately 20% of the yearbook market and sell yearbooks to students at over 7,300 schools. All of our yearbooks are sold under the Taylor Publishing brand name. We typically enter into one-year contracts with schools, although some of our contracts are multi-year agreements. Our independent sales representatives operate under exclusive contracts with us and develop strong relationships with schools as they assist students and faculty advisors throughout the design process and provide technical and marketing support. We pioneered many of the industry’s major advances in yearbook systems and design. Most recently, we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality.

Graduation Products.    We offer a full array of graduation products to high school and college students through our network of independent class ring sales representatives, as well as through college bookstores. Our graduation product line includes personalized graduation announcements, name cards, thank you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts, and other fine paper accessory items. In addition to our graduation accessories, we also offer caps and gowns. All of our graduation products are sold under the ArtCarved and Balfour brand names.

Recognition and Affinity Products

Achievement Publications.    We believe that we are the leading provider of academic achievement directories with a market share of more than 70%, approximately seven times larger than our closest competitor. Our publications recognize the achievements of top high school and college students, as well as the nation’s most inspiring high school teachers. We currently publish four achievement publications, including Who’s Who Among American High School Students, Who’s Who Among American High School Students—Sports Edition, The National Dean’s List and Who’s Who Among America’s Teachers. We believe that each of our publications is the leading publication in its respective market.

Recognition and Affinity Jewelry.    Our recognition and affinity jewelry products include products that commemorate accomplishments within organizations and associations, celebrations of family events, such as the birth of a child, and fan affinity jewelry. We also provide sports championship jewelry for professional teams and have produced many World Series, Super Bowl and Stanley Cup rings. We market our personalized family jewelry under the Celebrations of Life, Generations of Love and Namesake brand names. Our licensed consumer sports jewelry and professional sports championship jewelry are marketed under the Balfour Sports and the Balfour and Keepsake brand names, respectively.

Industry Overview

The scholastic products market encompasses sales of class rings, yearbooks and graduation products to middle schools, junior high schools, high schools, colleges and universities. We believe that this market represents approximately $1.5 billion of annual revenues. There are approximately 23,000 high schools and 3,800 colleges and universities in the United States. The scholastic products market consists of three primary national competitors (including our company), which we believe collectively represented approximately 85% of the market in fiscal 2002, and a number of smaller regional competitors. We believe that it would be costly and time-consuming for new competitors to replicate the production and distribution capabilities necessary to compete effectively in this market, and as a result, there have been no major new competitors in the last 60 years.

Historically, growth in the scholastic products market has been driven primarily by demographics. The U.S. Department of Education projects that the number of high school and college graduates will grow by an average of 1.8% and 1.7% per year, respectively, from 2004 to 2008.

Competitive Strengths

Leading Market Positions and Strong Portfolio of Brands.    Our well-known and longstanding brand names, including Balfour (established 1913), Taylor Publishing (established 1914), ArtCarved (established 1941) and Who’s Who (established 1967), contribute to our leading market positions in each of our principal businesses. We believe that we are the second largest class ring provider and one of the leading yearbook providers, with market shares of approximately 35% and 20%, respectively, in fiscal 2003. In addition, we have leading market shares in high school rings sold by retail stores and college rings, with market shares of approximately 90% and 54%, respectively, in fiscal 2003. Our achievement recognition publications are also the market leaders in their respective niches.

Strong EBITDA Growth and Free Cash Flow Generation.    Our management team has grown EBITDA for our two principal product lines, class rings and yearbooks, from $39.7 million in fiscal 2001 to $47.4 million in fiscal 2003, representing an approximate 9% compound annual growth rate. We obtained this growth and increased profitability by improving the efficiency of our manufacturing processes through the implementation of continuous improvement programs, the closure or consolidation of manufacturing facilities and increased utilization of our lower cost manufacturing facilities. Moreover, our low capital expenditures and working capital requirements allow us to generate strong free cash flow.

Longstanding Customer Relationships Sustained By Our Experienced Sales Force.    We distribute our products through an extensive network of independent sales representatives that would be very costly and time consuming for new competitors to replicate. We currently have over 200 high school class ring sales representatives and over 185 yearbook sales representatives, with average tenures at our company of approximately 12 and 11 years, respectively. All of our independent sales representatives operate under exclusive contracts with us. We believe the stability of our sales force and their deep integration into our sales and design processes represents a significant barrier to entry for new competitors. During the last three fiscal years, we have had average school retention rates of approximately 84% for high school class rings and 85% for yearbooks.

Leader in Product and Process Innovation.    We have a long history of innovation in our businesses, having pioneered, for example, lost wax casting (1955), ring encrusting (1965), stainless steel rings (1972) and proprietary yearbook design software (1993). In fiscal 2001, we launched the Balfour Identity high school class ring line, which addresses contemporary teen tastes and preferences by increasing personalization. In fiscal 2002, we introduced a proprietary silver/platinum alloy for high school class rings, which appeals to buyer preferences for white metal. During fiscal 2003, the Identity line and silver/platinum alloy styles represented 51% and 18% of our total on-campus high school class ring sales, respectively. We also pioneered many of the industry’s major advancements in yearbook systems and design. Most recently, we were the first yearbook provider to fully integrate digital technology throughout our production process, which has led to increased output speed and enhanced print quality. Due to these and other factors, our gross profit as a percentage of net sales improved from 49% during fiscal 2001 to 55% during fiscal 2003.

Market Leader in Retail Sales of Class Rings.    We believe that approximately 22% of all consumer purchases of high school class rings are completed through retail stores and believe that we supply over 90% of all high school class rings sold through this channel. Our unique position in the retail distribution channel enables us to sell high school class rings to students who attend schools where our representatives do not have relationships, as well as to students who did not purchase a class ring at school. We distribute our class rings through many types of retail stores, including approximately 5,000 independent jewelry stores, many of the nation’s largest jewelry chains, such as Zales, Gordons and Sterling, and mass merchandisers, such as Wal-Mart.

Experienced Management Team With a Proven Track Record.    We are led by an experienced management team, which has an average of 23 years of relevant industry experience. Our management team, which has been in place for the last 5 years, has a proven track record of achieving growth, developing and maintaining strong relationships with customers, enhancing the appeal of our products, successfully integrating business lines and introducing new products.

Business Strategy

We seek to increase revenues and operating efficiencies in our scholastic and recognition and affinity products segments. We intend to achieve these objectives through the following strategies:

Increase Operating Efficiencies.    We have over the past five fiscal years implemented several initiatives designed to increase our operating efficiencies. For example, since acquiring ArtCarved’s and Balfour’s ring manufacturing operations in 1996, we have implemented a computerized order entry and tracking system, digitized the tooling process and reconfigured the manufacturing line. Primarily as a result of these initiatives, we reduced the number of labor hours spent per ring by 30% and increased the amount of rings that do not require rework by 9.8 percentage points between fiscal 1998 and fiscal 2003. Since acquiring Taylor Publishing’s yearbook operations in fiscal 2000, we upgraded our printing presses and converted the entire production process to digital technology. Primarily as a result of these initiatives, we reduced our average yearbook cycle time by 11% and reduced press interruptions resulting from product defects by approximately 30%. We also seek to further enhance our profitability by implementing additional initiatives. For example, we intend to increase utilization of our El Paso,

Texas and Juarez, Mexico ring manufacturing facilities, anticipate the rationalization of our yearbook production facilities and expect to continue to implement lean manufacturing practices and robotics, each of which should further lower our labor costs.

Leverage Well-Known Brands.    We intend to increase our revenues by further leveraging our well-established brands and distribution capabilities. For example, in fiscal 2002, we launched a “Who’s Who” Sports Edition, which recognized 30,000 accomplished high school athletes in its first edition. In addition, during the same year, we introduced a Balfour private label cap and gown product line to complement our existing array of branded graduation products for the high school and college markets. We also successfully launched the Identity high school class ring line during fiscal 2002, and introduced a popular white metal ring base during fiscal 2003, each under the Balfour brand. We plan to continue introducing new products, enhancing our existing product lines, and increasing the number of retail outlets that offer our products.

Expand Market Penetration.    We are focused on increasing sales of class rings at schools in the Western and Midwestern United States. In fiscal 2003, we increased the size of our sales force in those regions by 48% and we are also in the process of enhancing our marketing materials to better serve those and other regions. We are also focused on increasing our penetration of the retail market for class rings, as well as promoting post-graduation sales. Leveraging the marketing expertise gained in our acquisition of Milestone Marketing, a marketer of class ring and graduation products for the college market, we launched our Official Ring Program in fiscal 2003. The Official Ring Program provides us with exclusive rights to produce colleges’ class rings and has been adopted by more than 170 colleges. We believe that the Official Ring Program and our leadership in the college market will support increased penetration in the markets for college class rings and graduation products. Additionally, we are increasing marketing support for our yearbook sales representatives, as well as to faculty advisors and students, and intend to leverage our multi-color high speed printing capabilities to expand our share of the yearbook market.

Our Scholastic Products

Our scholastic products business segment consists of three principal categories: class rings, yearbooks and graduation products. Pro forma net sales in this segment were $234.7 million and comprised approximately 89% of our total pro forma net sales for the combined nine months ended May 29, 2004.

The table below sets forth our principal product lines, brand names and the distribution channels through which we sell our scholastic products.

Product Lines	Brand Names	Distribution Channel
High School Class Rings:	ArtCarved	Independent jewelry stores Jewelry chains
	Balfour	On-campus
	Keystone Class Rings	Mass merchandisers
	Master Class Rings	Mass merchandisers
	R. Johns	Mass merchandisers Independent jewelry stores

College Class Rings:	ArtCarved	College bookstores
	Balfour	College bookstores Direct marketing

Yearbooks:	Taylor Publishing	On-campus

High School Graduation Products:	Balfour	On-campus
College Graduation Products:	ArtCarved	College bookstores
	Balfour	Direct Marketing

Class Rings

We manufacture class rings for high school, college and university students and, to a lesser extent, junior high school students and military personnel. Our rings are marketed under the various brand names, including ArtCarved and Balfour. Our ArtCarved and Balfour brand names have been identified with class rings for over 63 years and 90 years, respectively. During fiscal 2003, we sold rings to students at over 5,500 junior high schools, high schools, colleges and universities. We believe that we accounted for approximately 36% of the class ring market during fiscal 2003 and were the second largest provider of high school class rings and the largest provider of college class rings. In addition, we believe that we had the leading market share in class ring sales through retail stores during that same period. Our school retention rates have averaged in excess of 84% for high school class rings over the past three years.

We offer over 100 styles of class rings ranging from traditional to highly stylish and fashion-oriented designs. Our rings are available in precious or nonprecious metal, and most are available with a choice of more than 50 different types of stones in each of several different cuts. More than 400 designs can be placed on or under the stone and emblems of over 100 activities, sports or achievements can appear on the side of the rings in addition to school crests and mascots. As a result, students can design highly personalized rings to commemorate their school experience.

We manufacture all of our rings at our own facilities, and each ring is custom manufactured. We maintain an inventory of more than 650,000 unique proprietary ring dies that would be expensive and time consuming to replicate. The production process takes approximately two to eight weeks from receipt of the customer’s order to product shipment, depending on style, option selections and new or custom tooling requirements. We use computer aided design software to quickly and cost-effectively convert new custom designs such as school seals, mascots and activities into physical tools capable of producing rings in large quantities. Rings are produced only upon the receipt of a customer order and deposit, which reduces our credit risk.

Yearbooks

We sell yearbooks primarily to high school and college students. We also publish yearbooks for elementary and junior high schools, as well as specialty military yearbooks, which, for example, commemorate naval tours of duty at sea. During fiscal 2003, we sold yearbooks to over 7,300 schools. We believe we accounted for approximately 20% of the yearbook market during fiscal 2003 and were a leading yearbook publisher. Our school retention rates for yearbooks have averaged in excess of 85% over the past three years.

We publish yearbooks in our own facilities and believe that we are a technology leader. Since 1993, we have made significant expenditures on proprietary software and hardware to support electronic platforms for creating, transmitting and managing yearbook production and printing technology. We also offer full production support for off-the-shelf desktop publishing tools. In addition, we have spent approximately $13 million in the last two fiscal years to upgrade our printing presses and fully integrate digital technology throughout our production process to, among other things, increase the speed of output and automatically monitor ink flow and control color composition. The foregoing technology upgrades and enhancements have enabled us to reduce manufacturing costs and improve on-time delivery, performance and print quality.

Graduation Products

Graduation products include personalized graduation announcements, name cards, thank-you notes, diplomas, mini diplomas, diploma covers, certificates, appreciation gifts and other fine paper accessory items. All of our graduation products are personalized to some degree and have short production runs and cycles. We manufacture these products at our own facilities and distribute them through our independent high school class ring sales representatives and college bookstores. As part of our graduation product line, we also offer caps and gowns for high school and college students.

We recently enhanced our college website to enable students and their parents to order graduation products online. We believe that, over time, this will increase sales of our graduation products and, in particular, personalized college announcements that include a student’s name, degree and other personal information in the text of the announcement. We also intend to leverage our existing channels of distribution and, in particular, our presence in college bookstores, to further increase sales of these products.

Our Recognition and Affinity Products

Our recognition and affinity products segment consists of two categories: achievement publications and recognition and affinity jewelry. The latter category includes affinity group, personalized family, fan affinity sports and professional sports championship jewelry. Pro forma net sales in this segment were $27.6 million and comprised approximately 11% of our total pro forma net sales for the combined nine months ended May 29, 2004.

The table below sets forth the principal product lines and brand names of our recognition and affinity products and the distribution channels through which we sell these products.

Product Lines	Brand Names	Distribution Channel
Achievement Publications:	Who’s Who	Direct marketing
	The National Dean’s List	Direct marketing

Affinity Group Jewelry:	Keepsake	Direct marketing
	R. Johns	Direct marketing

Personalized Family Jewelry:	Celebrations of Life	Independent jewelry stores Jewelry chains
	Celebrations of Love	Mass merchandisers
	Namesake	Mass merchandisers

Fan Affinity Sports Jewelry:	Balfour Sports	Mass merchandisers Catalogues
Professional Sports Championship Jewelry:	Balfour	Direct marketing

Achievement Publications

We produce the following four achievement publications:

•	Who’s Who Among American High School Students. First published in 1967, this annual publication is the largest academic achievement publication in the nation honoring high-achieving high school students. The 1st edition recognized approximately 13,000 students from approximately 4,000 high schools. The current 37th edition honors approximately 720,000 students, from freshmen through seniors. Nominees represent over 22,000 of the nation’s approximately 23,000 private, public and parochial high schools on the basis of academic achievement, class rank and extracurricular activities.

•	Who’s Who Among American High School Students—Sports Edition. Introduced in 2002, this annual publication, which recognizes high-achieving high school athletes, represented 50% of its market in 2003. The current edition of this publication honors approximately 33,000 students from approximately 2,400 high schools.

•	The National Dean’s List. First published in 1978, this publication is the largest annual recognition publication in the nation honoring exceptional college students. The 1st edition recognized over 25,000 students from approximately 700 universities. The most recent 26th edition honors over 170,000 high-achieving students, representing in excess of 2,500 colleges and universities throughout the country.

•	Who’s Who Among America’s Teachers. First published in 1990, this publication pays tribute to the country’s most inspiring high school teachers, who are nominated for inclusion by current and/or former “Who’s Who” honorees. Historically published every two years, the 7th edition was published in 2003 and honored approximately 150,000 outstanding teachers. Beginning in August 2004, this publication will be produced annually.

We also sell related products, including plaques, certificates, gold and silver pins and charms, mugs, key chains and paper weights, which commemorate a student’s or teacher’s inclusion in one of our achievement publications. The primary customer base for our achievement publications and related products are the students and teachers featured in the publications and their families. We have an established network of nomination sources that we utilize to identify students and teachers for recognition. Students and teachers are not required to purchase publications in order to be included in them. Printing for our achievement publications is outsourced.

Recognition and Affinity Jewelry

Recognition and affinity jewelry consist of the following product categories:

•	Affinity Group Jewelry. Affinity group jewelry is sold to members of large groups and associations. The jewelry features emblems of, and otherwise commemorates accomplishments within, the group. For example, through our Keepsake brand, we provide affinity ring awards to the American Bowling Congress, including recognition rings for bowlers who score a perfect “300” game. Through our R. Johns brand, we provide affinity rings to military personnel that recognize affiliation and completion of specialized training ranging from basic training to special forces.

•	Personalized Family Jewelry. Our family jewelry products include rings commemorating children’s birth dates, which feature a level of personalization, such as birthstones and names, that distinguishes us from our competitors. We also sell other personalized jewelry, such as necklaces and bracelets, designed to commemorate family events. We started our family jewelry business in fiscal 1997 and, by the end of fiscal 2003, had grown this business to $8.5 million in net sales by leveraging our existing distribution channels. We intend to further grow our family jewelry business through product extensions, including baby rings for scrapbooks, grandmothers’ products such as pins and pendants, daughters’ rings and “Sweet 16” memorabilia. We provide personalized family jewelry under our Celebrations of Life, Generations of Love and Namesake brand names.

•	Fan Affinity Sports Jewelry. We produce a variety of sports team affiliation products. For example, we manufacture Balfour Sports brand National Football League rings, pendants, paperweights and coasters reflecting team logos, mascots and colors.

•	Professional Sports Championship Jewelry. We provide sports championship jewelry for professional teams and their members and have, for example, produced several World Series, Super Bowl and Stanley Cup rings, including all the rings for the New York Yankees’ 26 championships, and the 1999 Japanese World Series ring. We provide sports championship jewelry under the Balfour brand.

Sales and Marketing

We have over 200 independent high school class ring and over 185 independent yearbook sales representatives, with average tenures with our company of approximately 12 and 11 years, respectively. We also have approximately 25 employee college class ring sales representatives and a number of part-time employees. We compensate our independent sales representatives on a commission basis. Most independent sales representatives also receive a monthly draw against commissions earned, although all expenses, including promotional materials made available by us, are the responsibility of the representative. Our independent sales representatives operate under exclusive contracts that include non-compete arrangements. Employee sales representatives receive a combination of salary and sales incentives.

At the high school level, class rings are sold through two distribution channels: independent sales representatives selling directly to students and retail stores, which include independent jewelry stores, jewelry chains and mass merchandisers. Our high school class rings are sold by approximately 5,000 independent jewelry retailers, many of the nation’s largest jewelry chains, including Zales, Gordons and Sterling, and mass merchandisers, including Wal-Mart. We sell different brands and product lines in retail stores in order to enable them to differentiate their products from those sold by us directly to students at schools. College rings are sold primarily through college bookstores and colleges by our employee sales representatives. Historically, college bookstores have been owned and operated by academic institutions. Over the last several years, an increasing number of college bookstores have been leased to contract operators, primarily Barnes and Noble Bookstores and Follett Corporation, with which we have longstanding relationships. Decisions to include our products are typically made on a national basis by each bookstore operator.

Yearbooks are produced under an exclusive contract with the school for the academic year and are sold directly to students by the school. Under the terms of the contract, the school agrees to pay us a base price for producing the yearbook. This price typically increases before production as a result of enhancements to the contract specifications, such as additional color pages. Our independent yearbook sales representatives call on schools at the contract stage. Thereafter, they coordinate between the school’s yearbook committee and our customer service and plant employees to ensure satisfactory quality and service.

Graduation products are sold directly to students through our network of independent high school class ring sales representatives and in college bookstores and colleges through our network of employee sales representatives. Achievement publications are sold through direct marketing. Other affinity products are sold through a variety of distribution channels, including team stores, catalogs and retail stores. These products are sold to wholesale accounts through employee sales representatives.

Intellectual Property

We have trademarks, patents and licenses that in the aggregate are an important part of our business. However, we do not regard our business as being materially dependent upon any single trademark, patent or license. We have trademark registration applications pending and intend to pursue other registrations as appropriate to establish and preserve our intellectual property rights.

We market our products under many trademarked brand names, some of which rank among the most recognized and respected names in the jewelry industry. Generally, a trademark registration will remain in effect so long as the trademark remains in use by the registered holder and any required renewals are obtained. We own several patented ring designs and business process patents. We also have non-exclusive licensing arrangements with the National Football League and numerous colleges and universities under which we have the right to use the name and other trademarks and logos of such entities on our products.

Competition

The scholastic products market is highly concentrated and consists primarily of a few large national participants. Our principal competitors in the class ring market are Jostens, Inc. and Herff Jones, Inc., which compete with us nationally across all product lines. Our principal competitors in the yearbook and graduation products markets are Jostens, Herff Jones and Walsworth Publishing Company. All competitors in the scholastic products market compete primarily on the basis of quality, marketing and customer service and, to a lesser extent, price.

We have limited competition for our student achievement publications, with only a small percentage of the high school and college students included in our publications also included in the publications of our competitors. We have no direct competition in the teacher recognition market. Our affinity group jewelry products, fan affinity sports jewelry and products and our professional sports championship jewelry businesses compete with Jostens and, to a lesser extent, with various other companies. Our personalized family jewelry products compete mainly with smaller regional companies. We compete with our affinity product competitors primarily on the basis of quality, marketing, customer service and price.

Raw Material and Suppliers

Numerous raw materials are used in the manufacture of our products. Gold, precious, semi-precious and synthetic stones, paper products and ink comprise the bulk of the raw materials we utilize in the largest segments of our business. Our raw materials are purchased from multiple suppliers at market prices, except that we purchase substantially all synthetic and semi-precious stones from a single supplier who we believe supplies substantially all of these types of stones to almost all of the class ring manufacturers in the United States. Synthetic and semi-precious stones are available from other suppliers, although switching to these suppliers could result in additional costs to us.

We periodically reset our prices to reflect the then current prices of raw materials. In addition, we engage in various hedging transactions to reduce the effects of fluctuations in the price of gold. We also purchase paper on an annual commitment basis so that we are able to estimate yearbook costs with greater certainty.

Backlog

Because of the nature of our business, all orders (except yearbooks) are generally filled between two and eight weeks after the time of placement. We enter into yearbook contracts several months prior to delivery. While yearbook base prices are established at the time of order, final prices are often not calculated at that time since the content typically changes prior to publication. We estimate (calculated on the basis of the base price of yearbooks ordered) that the backlog of orders related to continuing operations was approximately $124.2 million as of May 29, 2004, almost exclusively related to student yearbooks. We expect substantially all of this backlog to be filled in fiscal 2004 and fiscal 2005.

Employees

Given the seasonality of our business, the number of our employees fluctuates throughout the year, with the number typically being highest during September through May and lowest from June to August. As of May 29, 2004, we had approximately 2,500 employees. We believe that our employee relations are good.

Some of our production employees are represented by unions. Hourly production and maintenance employees located at our Austin, Texas manufacturing facility are represented by the United Brotherhood of Carpenters and Joiners Union. The United Brotherhood of Carpenters and Joiners Union signed a collective bargaining agreement that will expire in May of 2006. Some hourly production employees at our Dallas facility are represented by the Graphics Communication International Union. We have two collective bargaining agreements in place with the Graphics Communication International Union. One agreement expires in July 2006 and the other in February 2007.

Properties

Our headquarters and principal executive offices are located at 7211 Circle S Road, Austin, Texas. We believe that our facilities are suitable for their purpose and adequate to support our business. The extent of utilization of individual facilities varies due to the seasonal nature of our business.

A summary of the physical properties that we use are as follows:

Approximate Location	Type of Property	Leased or Owned	Square Footage
Austin, TX	Corporate headquarters	Owned	23,000
Austin, TX	Jewelry manufacturing and administration	Owned	108,000
Austin, TX	Warehouse facility	Leased	36,600
Austin, TX	Achievement publication administration	Leased	6,100
Dallas, TX	Yearbook administration and manufacturing	Owned	327,000
Dallas, TX	Yearbook administration	Leased	1,300
El Paso, TX	Yearbook pre-press	Leased	52,000
El Paso, TX	Jewelry manufacturing	Leased	20,000
Lubbock, TX	Jewelry administration	Leased	300
San Angelo, TX	Yearbook pre-press, press, bindery	Leased	55,000
Malvern, PA	Yearbook press, bindery	Leased	41,000
Louisville, KY	Graduation products manufacturing	Leased	100,000
Manhattan, KS	Graduation products manufacturing	Leased	10,000
Juarez, Mexico	Jewelry manufacturing	Leased	20,000

Environmental

We are subject to applicable federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards. Past and present manufacturing operations subject us to environmental laws and regulations that seek to protect human health or the environment, governing among other things the use, handling and disposal or recycling of, or exposure to, hazardous or toxic substances, the remediation of contaminated sites, emissions into the air and the discharge of wastewaters. We believe that our business, operations and facilities are in substantial compliance with all material environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we may have adequate environmental insurance and indemnities to sufficiently cover any currently known material environmental liabilities and that we do not currently face environmental liabilities that could have a material adverse affect on our financial condition or results of operations.

Legal Proceedings

In the normal course of business, we may be a party to lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, contractual issues and other matters. We cannot predict the ultimate outcome of any pending or threatened litigation or of actual claims or possible claims. However, we believe resulting liabilities, if any, will not have a material adverse impact upon our results of operations, financial condition or cash flow.

On February 11, 2004, Frederick Goldman, Inc., or the licensee, filed an arbitration claim against our subsidiary Commemorative Brands, Inc., or CBI, alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the licensee to a non-exclusive license. In addition, on February 10, 2004, the licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting to third parties rights in violation of the licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. No discovery has been conducted to date, therefore, at this time, it is not possible to predict with certainty the outcome of these unresolved legal matters or the range of possible loss or recovery. We intend to defend ourselves vigorously in these proceedings. However, we cannot give any assurances regarding the outcome of these proceedings, and an adverse outcome could be material to us.

MANAGEMENT

Following the closing of the Transactions, our board of directors and the board of directors of our parent will be controlled by Fenway Partners Capital Fund II, L.P. The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
David G. Fiore	56	President and Chief Executive Officer, Director
Sherice P. Bench	44	Chief Financial Officer, Secretary and Treasurer
Charlyn A. Daugherty	55	Senior Vice President—Jewelry Operations
Parke H. Davis	61	Senior Vice President—Retail Products
Donald A. Percenti	47	Senior Vice President—Scholastic Products
Jefferey J. Fix	40	Vice President—General Manager—ECI
Peter Lamm	53	Director
Mac LaFollette	39	Director
W. Gregg Smart	44	Director
Sanjay Morey	32	Director

David G. Fiore became our President and Chief Executive Officer and a director in July 2000, and since August 1999 had been President and CEO and a director of our predecessor. Prior to joining our predecessor, Mr. Fiore was the President and CEO of Reliant Building Products, Inc. from 1992 to 1998. From 1988 to 1992, Mr. Fiore was the President and CEO of CalTex Industries, Inc. and held the positions of Division General Manager, VP of Manufacturing and Director of Marketing with the Atlas Powder Company from 1977 to 1988.

Sherice P. Bench has been our Secretary and Treasurer since July 2000 and became our Chief Financial Officer in August 2001. From July 2000 to August 2001, Ms. Bench was CFO of our predecessor. From 1996 to July 2000, Ms. Bench was Vice President and Controller of our predecessor. From 1989 to 1996, Ms. Bench was Vice President Finance and Controller for CJC Holdings, the prior owner of ArtCarved. Prior to that time, Ms. Bench was employed as an audit manager with Arthur Andersen LLP.

Charlyn A. Daugherty has been Senior Vice President—Jewelry Operations since 1999. From 1996 to 1999, she was Vice President—Manufacturing of our predecessor and from 1989 to 1996, she was President—Manufacturing Division of CJC Holdings. Prior to 1989, Ms. Daugherty was Administrative Vice President of R. Johns, Ltd.

Parke H. Davis has been Senior Vice President—Retail Products since 1996. From 1991 to 1996, Mr. Davis was President—Class Ring Division of CJC Holdings and before that served as its President—Keepsake Division and its President—College Class Ring Sales.

Donald A. Percenti has been Senior Vice President—Scholastic Products since 1996. From 1991 to 1996, he was Vice President—Sales and Marketing of L.G. Balfour Company, the prior owner of Balfour. From 1977 to 1991, Mr. Percenti was employed by Balfour in various capacities.

Jefferey J. Fix has been Vice President and General Manager of ECI since May 2001. Mr. Fix oversees the general operation, sets the strategic plan and directs all Marketing activities for the various honor programs ECI implements. Mr. Fix has worked in the direct marketing field for over 16 years at such companies as USAA and The Reader’s Digest Association.

Peter Lamm is the Chairman and Chief Executive Office of Fenway Partners. Mr. Lamm founded Fenway Partners in 1994. He was previously a General Partner of the investment partnerships managed by Butler Capital Corporation and a Managing Director of BCC. Prior to joining Butler Capital in 1982, Mr. Lamm was involved in launching Photoquick of America, Inc., a family business. Mr. Lamm received an M.B.A. from Columbia University School of Business and a B.A. in English Literature from Boston University. Mr. Lamm is also a member of the board of directors of our parent.

Mac LaFollette is a Managing Director of Fenway Partners. Prior to joining Fenway Partners in 2000, Mr. LaFollette was a Director in the Leveraged Finance group at Credit Suisse First Boston. At First Boston, he identified leveraged buyout transactions for financial sponsors and financed LBOs in the bank market and the high yield market. Prior to joining First Boston, he worked in the Latin America Investment Banking Group at UBS. Mr. LaFollette received an M.B.A. from Harvard Business School and an A.B. from Harvard College. Mr. LaFollette is also a member of the board of directors of our parent.

W. Gregg Smart is a Senior Managing Director and the Chief Operating Officer of Fenway Partners. Prior to joining Fenway Partners in July 1999, Mr. Smart spent 13 years at Merrill Lynch & Co. where he was most recently a Managing Director in the Financial Sponsors Group. Prior to joining Merrill Lynch & Co., Mr. Smart was with First Union National Bank. Mr. Smart received an M.B.A. from the Wharton School and a B.A. in Economics from Davidson College. Mr. Smart is also a member of the board of directors of our parent.

Sanjay Morey is an Associate at Fenway Partners. Prior to joining Fenway Partners in 2001, Mr. Morey was an Associate at Freeman Spogli & Co. Previously, Mr. Morey worked for Salomon Brothers. Mr. Morey received an M.B.A. from Harvard Business School and a B.A. in Economics magna cum laude and Phi Beta Kappa distinction from U.C.L.A. Mr. Morey is also a member of the board of directors of our parent.

Board Committees

Our board of directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the full board of directors and two standing committees: the audit committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board of directors when necessary to address specific issues.

The duties and responsibilities of the audit committee will include recommending to the board of directors the appointment or termination of the engagement of our independent public accountants, otherwise overseeing the independent auditor relationship, reviewing our significant accounting policies and internal controls and reporting its recommendations and findings to the full board of directors. The compensation committee will review and approve the compensation of our chief executive officer and administer any cash or equity incentive plan approved by our board of directors.

Director Compensation

The members of our board of directors are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services.

Executive Compensation

The following table sets forth compensation information for each person who served as our Chief Executive Officer during 2003 and our four other executive officers who were the most highly compensated for the year ended December 31, 2003. We refer to these individuals collectively as our “named executive officers.”

Annual Compensation
	Fiscal Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	All Other Compensation(3)
David G. Fiore Chief Executive Officer	2003 2002 2001	378,847 361,617 311,695	300,000 300,000 300,000	— — —	— — —

Sherice P. Bench Chief Financial Officer, Secretary and Treasurer	2003 2002 2001	196,538 182,019 164,079	115,050 115,000 39,600	— — —	— — —

Charlyn A. Daugherty Senior Vice President—Jewelry Operations	2003 2002 2001	191,154 185,292 175,538	105,000 106,000 43,750	— — —	— — —

Parke H. Davis Senior Vice President—Retail Sales	2003 2002 2001	207,308 200,769 184,000	108,650 108,000 33,300	— — —	— — —

Donald A. Percenti Senior Vice President—Scholastic Products	2003 2002 2001	236,847 217,693 197,808	141,000 111,000 54,000	— — —	— — —

(1)	Our 2003 fiscal year ended on August 30, 2003. Fiscal year 2002 ended on August 31, 2002 and fiscal year 2001 ended on August 25, 2001. Executive compensation for 2001, 2002, and 2003 is for the twelve months ended December 31 of each year and based on the then current compensation.
(2)	The perquisites and other personal benefits, securities or property received by the named executive officers did not exceed $50,000 or 10% of the total annual salary and bonus reported for the named executive officers in cash for 2001, 2002 and 2003, except in 2002, we have paid $386,088 in taxes associated with the receipt by Mr. Fiore in 2002 of 5,500 shares of our series A preferred stock valued at $550,000 as incentive bonus.
(3)	Each of the named executive officers have term life insurance policies equal to two-times their base salary (maximum of $500,000) in the years 2003 and 2002 and one-times their base salary in the year 2001 with a benefit payable to a beneficiary selected by the named executive officer upon his or her death. We have paid the annual premiums on such policies in each of 2003, 2002 and 2001. The annual premium does not exceed $910 for any named executive officer. No named executive officer is entitled to any cash surrender value in such policies.
(5)	During 2002 due to the increased concerns after September 11, 2001, and the increased travel requirements of Mr. Fiore, Mrs. Bench and thirteen other officers and executives of the Company, AAC purchased a travel accident policy covering Mr. Fiore and Mrs. Bench in the amount of $2,500,000 each and $250,000 each for the other 13 named executives for a total three year premium of $4,777. The beneficiaries of the policy are to be named by the employee, and no named executive is entitled to any cash surrender value in such policies.

Employment Agreements

David G. Fiore.    Mr. Fiore has an employment agreement with us, pursuant to which he serves as our Chief Executive Officer and President and as a member of our Board of Directors. The initial term of his employment agreement was for two years from August 2, 1999. Unless otherwise terminated, Mr. Fiore’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The employment agreement provides Mr. Fiore with an annual base salary of no less than $300,000. Under his employment agreement, Mr. Fiore’s salary is subject to such increases as our Board of Directors may determine from time to time. Mr. Fiore’s employment agreement provides for various bonuses to be paid to him. Mr. Fiore is paid an annual bonus up to $200,000, determined by our Board of Directors, based upon the achievement of certain EBITDA targets. Mr. Fiore is also entitled to long-term incentive bonuses if we achieve certain EBITDA targets as provided for in his employment agreement. At the discretion of the compensation committee of our Board of Directors, we also may pay Mr. Fiore a discretionary bonus each year in an amount of up to $100,000.

Mr. Fiore’s employment agreement provides that in the event his employment is terminated without “substantial cause” or he terminates his employment for “good reason” (each as defined in his employment agreement), he will be entitled to receive his salary for the remainder of the term under the employment agreement, plus the portion of the annual bonus actually earned through the date of termination, plus the long-term incentive bonus. Mr. Fiore and covered family members will also be entitled to health benefits for 24 months, or until they become covered under a new employee health plan at no cost to Mr. Fiore.

Mr. Fiore’s employment agreement further provides that he may terminate his employment six months after a “change in control” (as defined in his employment agreement). Upon such termination, Mr. Fiore will be paid $450,000.

Sherice P. Bench.    Ms. Bench has an employment agreement with Commemorative Brands, Inc., or CBI, effective as of December 16, 1996, and as of August 30, 2003 serves as our chief financial officer at an annual salary of $205,000. The initial term of her employment agreement was for two years, which can be automatically extended for additional one year terms on December 15th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice. The current term of her employment agreement expires on December 15, 2004. Ms. Bench is entitled to participate in such employee benefit programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Ms. Bench’s employment agreement provides that in the event her employment is terminated without “substantial cause” (as defined in her employment agreement), she will be entitled to receive 39 bi-weekly severance payments equal to the average of her bi-weekly compensation in effect within the two years preceding her termination, accrued but unused vacation, and any accrued bonus. She will also be entitled to elect the continuation of health benefits at no cost to the employee. Ms. Bench’s employment agreement does not provide her with any payments that are contingent upon a “change in control.”

Other Employment Agreements.    Charlyn A. Daugherty, Donald A. Percenti and Parke H. Davis each have an employment agreement with CBI. The initial term of each respective employment agreement was for three years, which can be automatically extended for additional one year terms on December 15th of each succeeding year thereafter unless earlier terminated by us upon not less than 60 days’ prior notice for Ms. Daugherty and Messrs. Davis and Percenti. The current term of each of their employment agreements expires on December 15, 2003 for Ms. Daugherty, Messrs. Davis and Percenti. Ms. Daugherty and Messrs. Davis and Percenti are entitled to participate in such employee benefit programs, plans and policies (including incentive bonus plans and incentive stock option plans) as we maintain and as may be established for our employees from time-to-time on the same basis as other executive employees are entitled to participate.

Each of the above-described employment agreements for Ms. Daugherty, Messrs. Davis and Percenti provide that in the event of their termination of employment without “cause” (as defined in each of their respective employment agreements), the terminated employee will be entitled to receive 39 bi-weekly severance payments equal to the average of such employee’s bi-weekly compensation in effect within the two years preceding their termination, accrued but unused vacation and any accrued bonuses. Such employee will also be entitled to elect the continuation of health benefits at no cost to the employee. None of the above-described employment agreements provide any payments that are contingent upon a “change of control.”

The employment agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses for a certain executive that are payable if specific management goals are attained. The aggregate commitment for future salaries as of May 29, 2004, excluding bonuses, was approximately $2.1 million.

PRINCIPAL STOCKHOLDERS

American Achievement Corporation has 100 shares of common stock issued and outstanding, all of which are owned by AAC Holding Corp. The following table provides certain information as of May 29, 2004 with respect to the beneficial ownership of the interests in AAC Holding Corp., by (i) each holder known by us who beneficially owns 5% or more of the outstanding equity interests of our parent, (ii) each of the members of our board of directors, (iii) each of our named executive officers, and (iv) all of the members of our board of directors and our executive officers as a group. Unless otherwise indicated, the business address of each person is our corporate address.

	Shares	Percentage
American Achievement Holdings LLC(1) c/o Fenway Partners, Inc. 152 West 57th Street New York, NY 10019	1,010,526	99.5
Mac LaFollette	—	—
Peter Lamm(2)	1,010,526	99.5
Sanjay Morey	—	—
W. Gregg Smart	—	—
David G. Fiore	—	—
Sherice P. Bench	—	—
Parke H. Davis	—	—
Donald A. Percenti	—	—
All executive officers and directors as a group (8 persons)	1,010,526	99.5

(1)	Substantially all of the voting interests of American Achievement Holdings LLC are held by Fenway Partners Capital Fund II, L.P, FPIP, LLC and FPIP Trust, LLC, each of which are affiliates of Fenway Partners, Inc. Accordingly, such entities may be deemed to beneficially own the shares of common stock held by American Achievement Holdings LLC. Each of such entities disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(2)	Mr. Lamm is a managing member of Fenway Partners II, LLC, the general partner of Fenway Partners Capital Fund II, L.P., and is a managing member of FPIP, LLC and FPIP Trust, LLC. Accordingly, Mr. Lamm may be deemed to beneficially own the shares of common stock held by American Achievement Holdings LLC. Mr. Lamm disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. The business address for each is c/o Fenway Partners, Inc., 152 West 57th Street, New York, NY 10019.

CERTAIN RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

An investor group led by Fenway Partners Capital Fund II, L.P. purchased substantially all of the outstanding common stock of our parent. These investors and our parent entered into a shareholders agreement, which agreement contains agreements among the parties with respect to the election of directors of our parent, restrictions on issue or transfer of shares, registration rights and other special corporate governance provisions. The agreement contains customary indemnification provisions.

Management Agreement

Our parent and our company entered into a management agreement with Fenway Partners, Inc., an affiliate of Fenway Partners Capital Fund, II, L.P., pursuant to which Fenway Partners, Inc. provides management and other advisory services. Pursuant to this agreement, Fenway Partners, Inc. receives an aggregate annual management fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA. EBITDA is defined in the management agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, management fees and other one-time non-recurring charges. In addition, the management agreement provides that Fenway Partners, Inc. will also receive customary fees in connection with certain subsequent financing and acquisition transactions. The management agreement includes customary indemnification provisions in favor of Fenway Partners, Inc. and its affiliates. Although the indenture governing the notes permits the payments under the management agreement, such payments will be restricted during an event of default under the notes. Amounts paid under the new management agreement totaled $0 for the period March 26, 2004 to May 29, 2004.

Arrangements with Management

As a result of the Transactions, David G. Fiore, Sherice P. Bench, Charlyn A. Daugherty, Parke H. Davis, and Donald A. Percenti received payments consisting of cash bonuses and proceeds in return for their respective equity interests in our predecessor totaling $3,442,587, $567,953, $610,437, $592,304, and $628,700, respectively.

See “Management—Employment Agreements.”

Other Transactions

Amounts paid under a management agreement with our former controlling stockholder totaled $0 for the period from March 26, 2004 to May 29, 2004 and $750,000 for the period February 29, 2004 to March 25, 2004, for a combined amount of $750,000 for the three months ended May 29, 2004 and $1,500,000 for the three months ended May 31, 2003. Amounts paid under this management agreement totaled $0 for the period from March 26, 2004 to May 29, 2004 and $2,250,000 for the period August 30, 2003 to March 25, 2004, for a combined amount of $2,250,000 for the nine months ended May 29, 2004 and $2,250,000 for the nine months ended May 31, 2003.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

Our New Senior Secured Credit Facility

General

We entered into a senior secured credit facility with Goldman Sachs Credit Partners L.P., Deutsche Bank Securities Inc., Deutsche Bank A.G., Cayman Islands Branch and certain lenders. Our senior secured credit facility provides for aggregate borrowings by us of $195.0 million. As of May 29, 2004, there was approximately $157.4 million of outstanding indebtedness under our senior secured credit facility and approximately $35.7 million of unused commitment under our new senior secured credit facility for working capital and other corporate purposes. Our senior secured credit facility includes:

•	a seven-year $155.0 million Tranche B term loan; and

•	a six-year $40.0 million revolving credit facility.

Interest

Amounts outstanding under our Tranche B Term Loan bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in our senior secured credit facility), plus an applicable margin of 1.50%, or (2) the Eurodollar rate (as defined in our senior secured credit facility), plus an applicable margin of 2.50%. Amounts outstanding under our revolving credit facility initially bear interest, at our option, at a rate per annum equal to either: (1) the base rate (as defined in our senior secured credit facility), plus an applicable margin of 1.75%, or (2) the Eurodollar rate (as defined in our senior secured credit facility), plus an applicable margin of 2.75%. The applicable margins for the Tranche B term loan and the revolving credit facility are subject to adjustment based on the achievement of certain leverage ratio targets. The interest rates on amounts not paid when due under our senior secured credit facility will increase by 2% per annum during the continuance of a payment default.

Maturity and Mandatory Prepayments

Borrowings under the Tranche B term loan are due and payable in quarterly installments (the quarterly payments due being in nominal amounts), with the final balance due on the seventh anniversary of the closing of the Transactions. The revolving credit facility is available until the sixth anniversary of the closing of the Transactions. In addition, we are required to prepay the facilities under our new senior secured credit facility in an amount equal to:

•	100% of the net cash proceeds in excess of $1.0 million from certain asset sales by us subject to reinvestment provisions;

•	100% of the net cash proceeds in excess of $1.0 million from insurance paid on account of any loss of any of our property or assets subject to reinvestment provisions;

•	75% (if our leverage ratio is greater than 4.5:1.0) or 50% (if our leverage ratio is equal to or less than 4.5:1.0) of excess cash flow (as defined);

•	100% of the net cash proceeds from the issuance of any debt (excluding the proceeds from certain issuances of debt permitted under our new senior secured credit facility) by us; and

•	50% of the net cash proceeds from our issuance of equity securities, subject to certain exceptions.

Security and Guarantees

Our senior secured credit facility is secured by a first priority security interest in all existing and after-acquired assets of us, our parent, and certain of our direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by us, our parent, and certain of our direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). All of our obligations under our senior secured credit facility are fully and unconditionally guaranteed by our parent, and all of our present and certain of our future domestic subsidiaries.

Covenants

Our senior secured credit facility requires us to meet certain financial tests, including, without limitation:

•	minimum interest coverage;

•	maximum capital expenditures; and

•	maximum total leverage.

Our senior secured credit facility contains certain covenants which, among other things, limit:

•	the incurrence of additional debt;

•	investments;

•	guarantees;

•	dividends;

•	transactions with affiliates;

•	asset sales;

•	acquisitions, mergers and consolidations;

•	prepayments of other debt (including the notes);

•	sale/leaseback transactions; and

•	liens, encumbrances and negative pledges.

Events of Default

Our senior secured credit facility contains customary events of default, including, among other things:

•	payment defaults;

•	breaches of representations and warranties;

•	covenant defaults;

•	cross-defaults to certain other agreements or debt (including the notes);

•	certain events of bankruptcy and insolvency;

•	certain defaults related to ERISA;

•	judgment defaults;

•	failure of any guarantee or security document supporting our new senior secured credit facility to be in full force and effect; and

•	a change of control of our company or our parent.

Waiver and Modification

The terms of our senior secured credit facility may be waived or modified upon approval by us and the required percentage of the senior lenders and without the consent of the note holders.

Existing 11 5/8% Senior Unsecured Notes

In February of 2002, we issued $177.0 million aggregate principal amount of 11 5/8% Senior Unsecured Notes due 2007. We commenced a tender offer for those notes and a consent solicitation to remove substantially all restrictive covenants in the indenture governing those notes. Upon consummation of such tender offer, approximately $6.1 million in principal amount of existing senior unsecured notes remained outstanding and all continued to be outstanding on May 29, 2004. All of the senior unsecured notes are redeemable on or after January 1, 2005 at our option at 105.813% of the principal amount thereof (plus accrued and unpaid interest).

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “AAC” refers only to American Achievement Corporation and not to any of its subsidiaries.

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the outstanding notes as the “Notes.” The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from AAC at its address set forth in this prospectus.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	are general unsecured obligations of AAC;

•	are subordinated in right of payment to all existing and future Senior Debt of AAC;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of AAC;

•	are senior in right of payment to any future junior subordinated Indebtedness of AAC; and

•	are unconditionally guaranteed on a senior subordinated basis by the Guarantors.

The Note Guarantees

The notes are guaranteed by each of AAC’s Domestic Subsidiaries, other than ECI Scholarship Foundation, a Texas not-for-profit corporation.

Each guarantee of the notes:

•	are a general unsecured obligation of the Guarantor;

•	are subordinated in right of payment to all existing and future Senior Debt of that Guarantor;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	are senior in right of payment to any future junior subordinated Indebtedness of that Guarantor.

As of May 29, 2004, AAC and the Guarantors had total Senior Debt of approximately $157.4 million, and AAC would had the ability to borrow up to an additional $35.7 million under the Credit Agreement, all of which is Senior Debt. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the notes and under these guarantees are subordinated to the payment of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

Not all of our Subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated less than $500,000 in revenues in the nine-month period ended May 29, 2004 and held less than 1% of our consolidated assets as of May 29, 2004.

As of the date of the indenture, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

AAC issued $150.0 million in aggregate principal amount of notes. AAC may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. AAC will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 1, 2012.

Interest on the notes accrue at the rate of 8.25% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2004. Interest on overdue principal and interest and overdue Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. AAC will make each interest payment to the holders of record at the close of business on the immediately preceding March 15 and September 15.

Interest on the notes accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to AAC, AAC will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless AAC elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. AAC may change the paying agent or registrar without prior notice to the holders of the notes, and AAC or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. AAC will not be required to transfer or exchange any note selected for redemption. Also, AAC will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Note Guarantees

The notes are guaranteed by certain of AAC’s current and future Domestic Subsidiaries. These Note Guarantees are joint and several obligations of the Guarantors. Each Note Guarantee is unsecured and is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than AAC or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) AAC or a Restricted Subsidiary of AAC, if the sale or other disposition does not violate the provisions of the first paragraph of the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) AAC or a Restricted Subsidiary of AAC, if the sale or other disposition does not violate the provisions of the first paragraph of the “Asset Sale” provisions of the indenture;

(3) if AAC designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Subordination

The payment of Obligations on the notes is subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of AAC, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation governing the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) before the holders of notes are entitled to receive any payment or distribution with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments from the trusts, if any, as described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of AAC:

(1) in a liquidation or dissolution of AAC;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to AAC or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of AAC’s assets and liabilities.

AAC also may not make any payment or distribution in respect of the notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity, and the trustee receives a notice of such default (a “Payment Blockage Notice”) from AAC or the holders of any Designated Senior Debt.

Notwithstanding the foregoing, AAC may make payment on the notes if AAC and the trustee receive written notice approving such payment from the holders of any Designated Senior Debt with respect to which either of the events set forth in clauses (1) and (2) of this paragraph has occurred and is continuing.

Payments on the notes may and will be resumed at the first to occur of the following:

(1) in the case of a payment default on Designated Senior Debt, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default on Designated Senior Debt, upon the earliest of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received or (c) the date on which the trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice unless, in the case of clauses (b) and (c), the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the notes that have come due have been paid in full in cash.

Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to all Designated Senior Debt during such period, provided that if any Payment Blockage Notice is delivered to the trustee by or on behalf of the holders of Designated Senior Debt (other than the holders of Indebtedness under the Credit Agreement), a holder of Indebtedness under the Credit Agreement may give another Payment Blockage Notice within such period. However, in no event may the total number of days during which any payment blockage period or periods on the notes is in effect exceed 179 days in the aggregate during any consecutive 365-day period, and there must be at least 186 days during any consecutive 365-day period during which no payment blockage period is in effect.

The failure to make any payment on the notes by reason of the subordination provisions of the indenture will not be construed as preventing the occurrence of an Event of Default with respect to the notes by reason of the failure to make a required payment. Upon termination of any period of payment blockage, AAC will be required to resume making any and all required payments under the notes, including any missed payments. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

AAC must promptly notify holders of Senior Debt if payment on the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of AAC, holders of notes may recover less ratably than creditors of AAC who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of AAC. See “Risk Factors—Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing senior indebtedness and possibly to all of their future borrowings.”

Optional Redemption

At any time prior to April 1, 2007, AAC may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.250% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings or a contribution to AAC’s common equity capital made with the net cash proceeds of a concurrent offering of common stock of AAC’s direct parent (whether offered or sold independently or as a part of an offering or sale of units); provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by AAC and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or contribution.

Except pursuant to the preceding paragraph, the notes will not be redeemable at AAC’s option prior to April 1, 2008.

On or after April 1, 2008, AAC may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	104.125%
2009	102.063%
2010 and thereafter	100.000%

Unless AAC defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

AAC is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require AAC to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, AAC will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, AAC will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, AAC will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by AAC.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. AAC will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, AAC agrees either to repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant; however, there can be no assurances that AAC will have the financial resources to repay all such Senior Debt or will be able to obtain such consents.

The provisions described above that require AAC to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable as a result of the Change of Control. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that AAC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

AAC will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by AAC and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AAC and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AAC to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of AAC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

AAC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) AAC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by AAC or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on AAC’s most recent consolidated balance sheet, of AAC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases AAC or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by AAC or any such Restricted Subsidiary from such transferee that are, within 90 days of the Asset Sale, converted by AAC or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(d) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, AAC (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of AAC;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, AAC may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 15 days thereof, AAC will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, AAC may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

AAC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, AAC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

AAC’s Credit Agreement currently prohibits AAC from purchasing any notes, and provides that certain change of control or asset sale events with respect to AAC would constitute a default under the

Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which AAC becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when AAC is prohibited from purchasing notes, AAC could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If AAC does not obtain such a consent or repay such borrowings, AAC will remain prohibited from purchasing notes. In such case, AAC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement or other agreements governing AAC’s Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of AAC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving AAC or any of its Restricted Subsidiaries) or to the direct or indirect holders of AAC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of AAC and other than dividends or distributions payable to AAC or a Restricted Subsidiary of AAC);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving AAC) any Equity Interests of AAC or any direct or indirect parent of AAC (other than any such Equity Interest owned by AAC or any Restricted Subsidiary of AAC);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of AAC or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) AAC would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by AAC and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of AAC for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of AAC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, received by AAC since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of AAC (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of AAC that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of AAC); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of AAC designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of AAC’s Investment in such Subsidiary as of the date of such redesignation; plus

(e) 50% of any dividends received by AAC or a Restricted Subsidiary of AAC that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of AAC, to the extent that such dividends were not otherwise included in the Consolidated Net Income of AAC for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of AAC) of, Equity Interests of AAC (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to AAC; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of AAC or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of AAC to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of AAC or any Restricted Subsidiary of AAC or any distribution, loan or advance to Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, in each case held by any current or former officer, director or employee of AAC or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period; provided further that AAC may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, the amount of such repurchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding twelve-month period up to a maximum of $1.5 million in any twelve-month period; it being understood that the cancellation of Indebtedness owed by management to AAC in connection with such repurchase or redemption will not be deemed to be a Restricted Payment;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of AAC or any Restricted Subsidiary of AAC issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) any payments made, or the performance of any of the transactions contemplated, in connection with the acquisition and the financing thereof as described in this prospectus under the heading “The Transactions;”

(9) Permitted Payments to Parent;

(10) the repayment or repurchase of Indebtedness that is subordinated in right of payment to the notes or the Note Guarantees upon an asset sale if and to the extent that such repayment or repurchase was required by the provisions of such Indebtedness; provided that, prior to such repayment or repurchase, AAC shall have made the Asset Sale Offer with respect to the notes as required by the indenture, and AAC shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer; and

(11) other Restricted Payments in an aggregate amount not to exceed $15.0 million since the date of the indenture,

provided, that in the case of Restricted Payments pursuant to clauses (5), (7), (10) and (11) above, no Default has occurred and is continuing or would be caused as a consequence of such payment.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by

AAC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of AAC whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and AAC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that AAC may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for AAC’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by AAC and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of AAC and its Restricted Subsidiaries thereunder) not to exceed $195.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by AAC or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility; provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facilities in accordance with this clause (1) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facilities in reliance on, and in accordance with, clauses (4) and (14) below;

(2) the incurrence by AAC and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by AAC and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred within 360 days of the acquisition or completion of construction or installation for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of AAC or any of its Restricted Subsidiaries, or Attributable Debt relating to a sale and leaseback transaction, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding;

(5) the incurrence by AAC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by AAC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among AAC and any of its Restricted Subsidiaries; provided, however, that:

(a) if AAC or any Guarantor is the obligor on such Indebtedness and the payee is not AAC or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of AAC, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than AAC or a Restricted Subsidiary of AAC and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either AAC or a Restricted Subsidiary of AAC, will be deemed, in each case, to constitute an incurrence of such Indebtedness by AAC or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of AAC’s Restricted Subsidiaries to AAC or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than AAC or a Restricted Subsidiary of AAC; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either AAC or a Restricted Subsidiary of AAC,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by AAC or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by AAC or any of the Guarantors of Indebtedness of AAC or a Restricted Subsidiary of AAC that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) Indebtedness arising from agreements of AAC or a Restricted Subsidiary of AAC providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of AAC, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by AAC and its Related Subsidiaries in connection with such disposition;

(12) Indebtedness of AAC’s Foreign Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

(13) the incurrence by AAC or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(14) the incurrence by AAC or any of its Restricted Subsidiaries of additional Indebtedness (which additional Indebtedness may be incurred under the Credit Agreement) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, AAC will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of AAC as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that AAC or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

AAC will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of AAC and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis. For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated in right of payment or junior in respect to any other Indebtedness of AAC or a Guarantor solely by virtue of being unsecured or by virtue of the fact that the holders of secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

AAC will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that if such Indebtedness is by its terms expressly subordinated to the notes or any Note Guarantee, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the notes and the Note Guarantees with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the notes and the Note Guarantees.

Limitation on Sale and Leaseback Transactions

AAC will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that AAC or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) AAC or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under (i) the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) clauses (4) or (14) of the definition of Permitted Debt and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of AAC and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) (a) the transfer of assets in that sale and leaseback transaction is permitted by, and AAC applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) the proceeds are applied to refinance debt incurred to acquire the asset subject to such sale and leaseback transaction.

Dividend and Other Payment Restrictions Affecting Subsidiaries

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to AAC or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to AAC or any of its Restricted Subsidiaries;

(2) make loans or advances to AAC or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to AAC or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by AAC or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases or licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” and restrictions in the agreements relating thereto that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of AAC’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in connection with or in anticipation of such acquisition;

(13) agreements not described in clause (1) in effect on the date of the indenture;

(14) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(15) restrictions on the transfer of assets subject to any Lien permitted under the indenture imposed by the holder of such Lien;

(16) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the indenture to any Person pending the closing of such sale;

(17) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(18) restrictions on the ability of any Foreign Subsidiary to make dividends or other distributions resulting from the operation of reasonable financial covenants contained in documentation governing Indebtedness of such Subsidiary permitted to be incurred under the indenture; and

(19) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (18) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, in the good faith judgment of the Board of Directors of AAC, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

AAC will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not AAC is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of AAC and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) AAC is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than AAC) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if such Person is not a corporation, such Person shall be required to cause a subsidiary of such Person that is a corporation to be a co-obligor under the notes);

(2) the Person formed by or surviving any such consolidation or merger (if other than AAC) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of AAC under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) AAC or the Person formed by or surviving any such consolidation or merger (if other than AAC), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) would have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio of AAC immediately prior to such transaction.

In addition, AAC will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of AAC with an Affiliate solely for the purpose of reincorporating AAC in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among AAC and its Restricted Subsidiaries.

Transactions with Affiliates

AAC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of AAC (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to AAC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by AAC or such Restricted Subsidiary with an unrelated Person; and

(2) AAC delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors of AAC set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of AAC; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to AAC or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by AAC or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among AAC and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of AAC) that is an Affiliate of AAC solely because AAC owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of AAC;

(5) any issuance of Equity Interests (other than Disqualified Stock) of AAC to Affiliates of AAC and the granting of registration rights in connection therewith;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) Permitted Investments;

(8) any transaction pursuant to any agreement in existence on the date of the indenture or any amendment or replacement thereof that, taken in its entirety, is no less favorable to AAC than the agreement as in effect on the date of the indenture;

(9) the payment of indemnities provided for by AAC’s charter, by-laws and written agreements and reasonable fees to directors of AAC, Parent and the Restricted Subsidiaries who are not employees of AAC, Parent or the Restricted Subsidiaries; and

(10) loans or advances to employees of AAC and its Restricted Subsidiaries in the ordinary course of business not to exceed $500,000 in the aggregate at any one time outstanding.

Additional Note Guarantees

If AAC or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture and such Domestic Subsidiary guarantees or otherwise provides direct credit support for any Indebtedness of AAC or any Restricted Subsidiary, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired, created or provided such direct credit support; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of AAC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by AAC and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment under the covenant described above under the caption “—Restricted Payments” or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by AAC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of AAC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of AAC as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of AAC as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” AAC will be in default of such covenant.

The Board of Directors of AAC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of AAC; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of AAC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

AAC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Business Activities

AAC will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to AAC and its Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, AAC will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if AAC were required to file reports on such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report on the annual financial statements by AAC’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if AAC were required to file such reports.

Whether or not required by the SEC, AAC will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and, upon the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, if any, will post the reports on its website within those time periods.

AAC will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept AAC’s filings for any reason, AAC will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if AAC were required to file those reports with the SEC.

If AAC has designated any of its Subsidiaries (other than Immaterial Subsidiaries) as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of AAC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of AAC.

In addition, for so long as any notes remain outstanding, AAC will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes, whether or not prohibited by the subordination provisions of the indenture;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by AAC or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by AAC or any of its Restricted Subsidiaries for 60 days after notice to AAC by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AAC or any of its Restricted Subsidiaries (or the payment of which is guaranteed by AAC or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay any such Indebtedness at its stated final maturity (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its stated final maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by AAC or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to AAC or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AAC, any Restricted Subsidiary of AAC that is a Significant Subsidiary or any group of Restricted Subsidiaries of AAC that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Agreement is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Agreement or (2) five business days after receipt by AAC of written notice of such acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

AAC is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, AAC is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of AAC or any Guarantor, as such, will have any liability for any obligations of AAC or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

AAC may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) AAC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and AAC’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, AAC may, at its option and at any time, elect to have the obligations of AAC and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” and “—Certain Covenants—Merger, Consolidation or Sale of Assets” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) AAC must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and AAC must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) AAC has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, AAC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any Credit Facility or other material instrument to which AAC or any Guarantor is a party or by which AAC or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which AAC or any of its Subsidiaries is a party or by which AAC or any of its Subsidiaries is bound;

(6) AAC must deliver to the trustee an officers’ certificate stating that the deposit was not made by AAC with the intent of defeating, hindering, delaying or defrauding any creditors of AAC or others; and

(7) AAC must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, AAC, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of AAC’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of AAC’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to AAC, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and AAC or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which AAC or any Guarantor is a party or by which AAC or any Guarantor is bound;

(3) AAC or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) AAC has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, AAC must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of AAC or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to American Achievement Corporation, 7211 Circle S Road, Austin, TX 78745, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of AAC and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of AAC’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets between or among AAC and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of AAC to AAC or to a Restricted Subsidiary of AAC;

(4) the sale, licensing or lease of inventory, products, intellectual property services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within twelve months after the date of acquisition; and

(6) money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control ” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AAC and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of AAC;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of AAC, measured by voting power rather than number of shares; or

(4) after an initial public offering of AAC or any direct or indirect parent of AAC, the first day on which a majority of the members of the Board of Directors of AAC are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) taxes paid and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such taxes or provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any non-recurring fees, charges or other expenses made or incurred in connection with the acquisition and the financing thereof as described in this prospectus under the heading “The Transactions” within 90 days of the date of the indenture that were deducted in computing Consolidated Net Income; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue or the reversal of reserves in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person (and if such Net Income is a loss it will be included only to the extent that such loss has been funded with cash by the specified Person or a Restricted Subsidiary of the specified Person);

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than Credit Facilities whose sole restriction on such declaration or payment occurs only upon the occurrence of or during the existence or continuance of a default or event of default), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of AAC who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors by the Principals or a Related Party of the Principals or with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement ” means that certain credit agreement, dated as of March 25, 2004, by and among AAC Acquisition Corp., Parent, certain of AAC’s subsidiaries, as guarantors, Goldman Sachs Credit Partners L.P., as joint lead arranger, joint bookrunner, documentation agent and administrative agent, Deutsche Bank Securities Inc., as joint lead arranger and joint bookrunner, Deutsche Bank A.G., Cayman Islands Branch, as syndication agent, and the lenders party thereto, providing for up to $195.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities ” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default ” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt ” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by AAC as “Designated Senior Debt.”

“Disqualified Stock ” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require AAC to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that AAC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that AAC and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of AAC that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of AAC.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering or sale of Equity Interests (other than Disqualified Stock) of AAC (whether offered or sold independently or as part of an offering or sale of units).

“Existing Indebtedness” means Indebtedness of AAC and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, and, in the case of any transaction involving aggregate consideration in excess of $10.0 million, as determined in good faith by the Board of Directors of AAC (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted

Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of AAC (other than Disqualified Stock) or to AAC or a Restricted Subsidiary of AAC, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary ” means any Restricted Subsidiary of AAC that is not a Domestic Subsidiary.

“GAAP ” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public

Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as of the date of the indenture.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1) each Domestic Subsidiary of AAC on the date of the indenture, other than ECI Scholarship Foundation, a Texas not-for-profit corporation; and

(2) any other Restricted Subsidiary of AAC that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered an Immaterial Subsidiary if it, as of any date, together with all other Immaterial Subsidiaries, has net assets as of such date in excess of $500,000 or has total revenues for the most recent 12-month period in excess of $500,000; provided further that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of AAC.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations or obligations under precious metal consignment agreements,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If AAC or any Subsidiary of AAC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of AAC such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of AAC, AAC will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of AAC’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by AAC or any Subsidiary of AAC of a Person that holds an Investment in a third Person will be deemed to be an Investment by AAC or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by AAC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt ” means Indebtedness:

(1) as to which neither AAC nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of AAC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of AAC or any of its Restricted Subsidiaries.

“Note Guarantee” means the guarantee by each Guarantor of AAC’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent ” means AAC Holding Corp.

“Permitted Business” means any business conducted by AAC and its Restricted Subsidiaries on the date of the indenture and any business reasonably related, ancillary or complimentary to, or reasonable extensions of, the business of AAC or any of its Restricted Subsidiaries on the date of the indenture.

“Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act), by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Principals and their Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of AAC that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principals and their Related Parties in the aggregate.

“Permitted Investments” means:

(1) any Investment in AAC or in a Restricted Subsidiary of AAC;

(2) any Investment in Cash Equivalents;

(3) any Investment by AAC or any Restricted Subsidiary of AAC in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of AAC; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, AAC or a Restricted Subsidiary of AAC;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of AAC;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of AAC or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to directors, officers and employees of AAC and its Restricted Subsidiaries (a) made in the ordinary course of business of AAC or any Restricted Subsidiary of AAC in an aggregate principal amount not to exceed $500,000 at any one time outstanding or (b) to finance the purchase by such person of Capital Stock of AAC or any of its Restricted Subsidiaries; provided that the aggregate amount of loans or advances made pursuant to clause (b) shall not exceed $250,000 in any twelve-month period;

(9) receivables owing to AAC or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(10) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(11) guarantees otherwise permitted by the terms of the indenture;

(12) Investments existing on the date of the indenture;

(13) repurchases of the notes; and

(14) other Investments in any Person other than an Affiliate (other than such Persons that are Affiliates of AAC solely by virtue of AAC’s Investments in such Persons) of AAC having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed $10.0 million.

“Permitted Junior Securities” means:

(1) Equity Interests in AAC, any Guarantor or any direct or indirect parent of AAC; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Note Guarantees are subordinated to Senior Debt under the indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Credit Agreement is treated as part of the same class as the notes for purposes of such plan of reorganization.

“Permitted Liens” means:

(1) Liens on assets of AAC or any Guarantor securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of AAC or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with AAC or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by AAC or any Subsidiary of AAC; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of Permitted Debt covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes or the Note Guarantees;

(12) Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13) Liens upon specific items of inventory or other goods and proceeds of AAC or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt;”

(15) Liens on the assets of Foreign Subsidiaries securing Indebtedness permitted to be incurred under the indenture;

(16) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by AAC or any Restricted Subsidiary of AAC in a transaction entered into in the ordinary course of business of AAC or such Restricted Subsidiary;

(17) Liens incurred in the ordinary course of business of AAC or any Restricted Subsidiary of AAC securing obligations under precious metals consignment agreements;

(18) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6) or (7) of the definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(19) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(20) Liens incurred in the ordinary course of business of AAC or any Subsidiary of AAC with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $250,000 per annum; and

(2) for so long as AAC is a member of a group filing a consolidated, combined or unitary tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to AAC and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that AAC would owe if AAC were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of AAC and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from AAC shall be paid over to the appropriate taxing authority within 60 days of the Parent’s receipt of such Tax Payments or refunded to AAC.

“Permitted Refinancing Indebtedness” means any Indebtedness of AAC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of AAC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by AAC or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Fenway Partners, Inc.

“Related Party ” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment ” means an Investment other than a Permitted Investment.

“Restricted Subsidiary ” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P ” means Standard & Poor’s Ratings Group.

“Senior Debt ” means:

(1) all Indebtedness of AAC or any Guarantor outstanding under Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of AAC or any Guarantor, regardless of whether or not a claim for post-filing interest is allowed in such proceedings);

(2) all Hedging Obligations (and guarantees thereof) and all obligations under precious metal consignment agreements permitted to be incurred under the terms of the indenture;

(3) any other Indebtedness of AAC or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by AAC;

(2) any intercompany Indebtedness of AAC or any of its Subsidiaries to AAC or any of its Affiliates;

(3) any trade payables;

(4) any management fees or other fees paid or payable to Fenway Partners, Inc. or any of its Affiliates;

(5) the portion of any Indebtedness that is incurred in violation of the indenture; or

(6) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code.

“Significant Subsidiary ” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Special Interest ” means all special interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement ” means that certain stockholders agreement, dated as of March 25, 2004, by and among Parent and certain of Parent’s stockholders, as the same may be amended, modified or supplemented from time to time.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of AAC that is designated by the Board of Directors of AAC as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with AAC or any Restricted Subsidiary of AAC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to AAC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of AAC;

(3) is a Person with respect to which neither AAC nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of AAC or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange of the old notes pursuant to the exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Section 1.1275-6 of the U.S. Treasury Regulations. In addition, this discussion is limited to persons who or that purchased the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, except as expressly provided below, it does not discuss the effect of any other federal tax laws (i.e., estate and gift tax), or of any applicable state, local or foreign tax laws. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the old notes pursuant to the exchange offer or the ownership or disposition of the notes or that any such position would not be sustained.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership owning and disposing of the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the old notes and the same tax consequences to holders as the old notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Accordingly, references to “notes” apply equally to the exchange notes and the old notes.

United States Holders

Interest

Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of tax accounting. A portion of the price paid for a note may be allocable to interest that “accrued” prior to the date the note is purchased (“Accrued Interest”). We intend to take the position that, on the first interest payment date after such date, a portion of the interest received equivalent to the Accrued Interest amount will be treated as a return of the Accrued Interest, and such amount will not be treated as a payment of interest on the note. Amounts treated as a return of Accrued Interest will reduce a holder’s adjusted tax basis in the note by a corresponding amount.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest pursuant to the registration rights provisions or the potential payment of a premium pursuant to the change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury Regulations. The IRS, however, may take a different position, which could affect the amount and timing of income that a United States Holder must recognize.

We have the option to repurchase the notes under certain circumstances at a premium to the issue price. Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the amount of income recognized by holders in advance of receipt of any such redemption premium.

Sale or Other Taxable Disposition of the Notes

A United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed above, or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted basis in a note generally will be the United States Holder’s cost therefor, less any principal payments received by such holder. This gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Information Reporting and Backup Withholding

Pursuant to IRS tax rules, if a United Stated Holder holds the notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to the holder on IRS Form 1099 concerning interest and retirement proceeds on the notes, unless an exemption applies. Similarly, unless an exemption applies, a United States Holder must provide the intermediary or us with its Taxpayer Identification Number, or TIN, for use in reporting information to the IRS. For individuals, this is their social security number. A United States Holder is also required to comply with other IRS requirements concerning information reporting, including a certification that the holder is not subject to backup withholding and is a U.S. person.

If a United States Holder is subject to these requirements but does not comply, the intermediary must withhold a percentage of all amounts payable to the holder on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. This is called backup withholding. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN provided by the holder is incorrect. Backup withholding is not an additional tax and taxpayers may use the withheld amounts, if any, as a credit against their federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Non-United States Holders

Definition of Non-United States Holders

A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, payments of interest on the notes by us or any paying agent to a non-United States Holder will not be subject to U.S. federal withholding tax, provided that the holder satisfies one of two tests.

•	The first test (the “portfolio interest” test) is satisfied if:

•	such holder does not, actually or constructively, directly or indirectly own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation (within the meaning of the Code) that is related to us through stock ownership;

•	such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

either (1) the non-United States Holder certifies to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) under penalties of perjury, that the holder is not a U.S. person, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes through a “qualified intermediary” and certain conditions are satisfied.

•	The second test is satisfied if the non-United States Holder is entitled to the benefits of an income tax treaty between the United States and the non-United States Holder’s country of residence under which such interest is exempt from, or subject to a reduced rate of, U.S. federal withholding tax, and such holder or its agent provides to us a properly executed IRS Form W-8BEN (or an appropriate substitute form evidencing eligibility for the exemption).

The certification requirements described above may require a non-United States Holder that provides an IRS form, or that clans the benefits of an income tax treaty, to also provide its U.S. taxpayer identification number.

Payments of interest on the notes that do not meet the above-described requirements will be subject to a U.S. federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty) collected by means of withholding.

Sale, Exchange or Retirement of the Notes

The exchange of notes for exchange notes will not be a taxable event. Subject to the discussion below concerning backup withholding, non-United States Holders will not be subject to U.S. federal income tax on any gain recognized on any other sale, exchange or retirement of the notes unless the holder is an individual, the holder is present in the United States for at least 183 days during the year in which it disposes of the notes, and other conditions are satisfied.

Effectively Connected Income

The preceding discussion assumes that the interest and gain received by a non-United States Holder is not effectively connected with the conduct by such holder of a trade or business in the United States. If a non-United States Holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business:

•	Such holder will be exempt from the 30% withholding tax on the interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to regular U.S. federal income tax on any interest and gain with respect to the notes in the same manner as if it were a United States Holder.

•	If such holder is a foreign corporation, the holder may also be subject to an additional branch profits tax of 30% or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty.

•	If such holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding applicable to a non-United States Holder are as follows:

•	Interest payments received by the holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax.

•	Sale proceeds received by the holder on a sale of their notes through a broker may be subject to information reporting and/or backup withholding if the holder is not eligible for an exemption, or does not provide the certification described above. In particular, information reporting and backup withholding may apply if the holder uses the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if the holder uses the foreign office of a broker that has certain connections to the United States.

•	We suggest that non-United States Holders consult their tax advisors concerning the application of information reporting and backup withholding rules.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of American Achievement Corporation and subsidiaries as of and for the years ended August 30, 2003, August 31, 2002 and August 25, 2001 included in this registration statement, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of American Achievement Corporation and subsidiaries as of and for the years ended August 26, 2000 and August 28, 1999 were audited by a different accounting firm that has subsequently ceased operations.

AVAILABLE INFORMATION

Under the terms of the indenture, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and the holders of the notes, and upon written request, to prospective investors, and file with the SEC, all annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q, as applicable, if we were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accounts, in each case within the periods specified in the rules and regulations of the SEC. In addition, for so long as any of the notes are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we have agreed to make available to prospective investors any holder of the notes or prospective purchaser of the notes, at their request, the information required by Rule 144A(d)(4) under the Securities Act.

This prospectus contains summaries of certain agreements that we have entered into or will enter into in connection with the Transactions, such as the indenture, the registration rights agreement for the notes, our new senior secured credit facility and the agreements described under “Related Party Transactions.” The descriptions of these agreements contained in this prospectus do not purport to be complete and you should review the actual definitive agreements in their entirety. Copies of the definitive agreements that are not filed with the SEC as exhibits will be made available without charge to you by making a written or oral request to us.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of August 30, 2003 and August 31, 2002	F-3

Consolidated Statements of Operations for the Fiscal Years ended August 30, 2003, August 31, 2002 and August 25, 2001	F-4

Consolidated Statements of Cash Flows for the Fiscal Years ended August 30, 2003, August 31, 2002 and August 25, 2001	F-5

Consolidated Statements of Stockholders’ Equity for the Fiscal Years ended August 30, 2003, August 31, 2002 and August 25, 2001	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Financial Statements

Condensed Consolidated Balance Sheets—As of May 29, 2004 (Successor) and August 30, 2003 (Predecessor) (unaudited)	F-34

Condensed Consolidated Statements of Operations—For the Period March 26, 2004 to May 29, 2004 (Successor) and the Period February 29, 2004 to March 25, 2004 (Predecessor) and the Three Months Ended May 31, 2003 (Predecessor) (unaudited)

F-35

Condensed Consolidated Statements of Operations—For the Period March 26, 2004 to May 29, 2004 (Successor) and the Period August 31, 2003 to March 25, 2004 (Predecessor) and the Nine Months Ended May 31, 2003 (Predecessor) (unaudited)

F-36

Condensed Consolidated Statements of Cash Flows—For the Period March 26, 2004 to May 29, 2004 (Successor) and the Period August 31, 2003 to March 25, 2004 (Predecessor) and the Nine Months Ended May 31, 2003 (Predecessor) (unaudited)

F-37

Condensed Consolidated Statements of Stockholders’ Equity—For the Period March 26, 2004 to May 29, 2004 (Successor) and the Period August 31, 2003 to March 25, 2004 (Predecessor) (unaudited)	F-38

Notes to Condensed Consolidated Financial Statements (unaudited)	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

American Achievement Corporation

We have audited the accompanying consolidated balance sheets of American Achievement Corporation and subsidiaries (the “Company”) as of August 30, 2003 and August 31, 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended August 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 30, 2003, and August 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of September 1, 2002 upon the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

/s/    DELOITTE & TOUCHE LLP

Austin, Texas

November 17, 2003, except as to Note 16 for which the date is March 15, 2004

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Balance Sheets

	August 30, 2003	August 31, 2002
	(Dollars in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,735	$1,562
Accounts receivable, net of allowance for doubtful accounts of $3,242 and $3,578, respectively	44,193	46,326
Income tax receivable	—	738
Inventories, net	23,310	25,427
Prepaid expenses and other current assets, net	30,317	28,021

Total current assets	99,555	102,074
PROPERTY, PLANT AND EQUIPMENT, net	65,307	66,592
TRADEMARKS	41,855	41,855
GOODWILL	162,059	159,308
OTHER ASSETS, net of accumulated amortization of $8,057 and $5,701, respectively	26,725	31,797

Total assets	$395,501	$401,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft	$4,877	$4,324
Accounts payable	6,564	9,364
Customer deposits	21,393	23,649
Accrued expenses	26,856	24,773
Deferred revenue	5,123	6,515
Accrued interest	4,231	4,138

Total current liabilities	69,044	72,763
LONG-TERM DEBT	226,710	242,117
OTHER LONG-TERM LIABILITIES	9,854	4,642

Total liabilities	305,608	319,522
REDEEMABLE MINORITY INTEREST IN SUBSIDIARY	18,050	16,850
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Series A preferred stock, $.01 par value; 1,200,000 shares authorized, 1,007,366 shares and 1,006,847 shares issued and outstanding, respectively; liquidation preference of $100,737, and $100,685, respectively	10	10
Common stock, $.01 par value; 1,250,000 shares authorized, 809,775 shares and 809,351 shares issued and outstanding, respectively	8	8
Additional paid-in capital	95,350	95,310
Accumulated deficit	(18,375)	(27,941)
Accumulated other comprehensive loss	(5,150)	(2,133)

Total stockholders’ equity	71,843	65,254

Total liabilities and stockholders’ equity	$395,501	$401,626

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Operations

	For the year ended
	August 30, 2003	August 31, 2002	August 25, 2001
	(Dollars in thousands)
Net sales	$308,431	$304,378	$281,053
Cost of sales	139,170	146,898	142,164

Gross profit	169,261	157,480	138,889
Selling, general and administrative expenses	129,423	129,734	119,972
Loss on extinguishment of debt	—	(5,650)	—

Operating income	39,838	22,096	18,917
Interest expense, net	28,940	26,026	22,846
Other expense	—	2,783	—

Income (loss) before income taxes	10,898	(6,713)	(3,929)
Benefit (provision) for income taxes	(132)	1,171	1,443

Income (loss) before cumulative effect of change in accounting principle	10,766	(5,542)	(2,486)
Cumulative effect of change in accounting principle	—	—	(1,835)

Net income (loss)	10,766	(5,542)	(4,321)
Preferred dividends	(1,200)	(1,200)	(1,200)

Net income (loss) applicable to common stockholders	$9,566	$(6,742)	$(5,521)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Cash Flows

	For the year ended
	August 30, 2003	August 31, 2002	August 25, 2001
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$10,766	$(5,542)	$(4,321)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,149	19,712	17,586
Loss on extinguishment of debt	—	5,650	—
Amortization of debt discount and deferred financing fees	2,051	1,355	1,534
Cumulative effect of change in accounting principle	—	—	1,835
Issuance of Preferred Stock in settlement of obligation	—	(550)	—
Unrealized loss on free-standing derivative	—	182	—
(Recovery) provision for doubtful accounts	(376)	145	383
Changes in assets and liabilities:
Decrease (increase) in receivables	2,469	3,582	(10,093)
Decrease in inventories, net	2,117	1,380	881
Decrease (increase) in income tax receivable	738	38	(776)
Increase in prepaid expenses and other current assets, net	(2,296)	(5,057)	(5,437)
Increase in other assets	(1,043)	(739)	(2,620)
(Decrease) increase in deferred revenue	(1,392)	(284)	6,799
(Decrease) increase in accounts payable and accrued expenses and other long-term liabilities	(685)	3,438	4,485

Net cash provided by operating activities	26,498	23,310	10,256

Cash flows from investing activities:
Purchases of property, plant and equipment	(11,243)	(14,247)	(7,499)
Sale of property	—	673	—
Sale of Publishing Segment	—	—	47
Acquisitions, net of cash acquired	—	(15,502)	(50,413)

Net cash used in investing activities	(11,243)	(29,076)	(57,865)

Cash flows from financing activities:
Payments on term loan facility	—	(121,400)	—
Proceeds from debt issuance, net of debt issue cost	—	166,612	35,835
Proceeds from issuance of common and preferred stock	—	—	16,000
Exercise of stock option	—	—	2
Proceeds form issuance of stock	40	—	—
Payment of bridge notes to affiliate	—	(28,383)	(8,600)
Bank revolver borrowings, net	(15,675)	(8,684)	5,121
Repayment of interest rate swaps	—	(3,279)	—
Increase (decrease) in bank overdraft	553	(174)	—

Net cash provided by (used in) financing activities	(15,082)	4,692	48,358

Net increase (decrease) in cash and cash equivalents	173	(1,074)	749
Cash and cash equivalents, beginning of fiscal year	1,562	2,636	1,887

Cash and cash equivalents, end of fiscal year	$1,735	$1,562	$2,636

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	$26,790	$24,001	$20,461

Income taxes	$133	$802	$443

Supplemental disclosure of noncash financing activities:
Accrued Dividends on CBI Series A Preferred	$1,200	$1,200	$1,200

Issuance of Preferred Stock in settlement of obligation	—	$550	—

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Stockholders’ Equity

	Preferred Stock				Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount				Total
	(Dollars in thousands, except share data)
Balance, August 26, 2000	854,467	$9	—	$—	696,914	$7	$78,760	$—	$(15,678)	$63,098
Comprehensive loss—
Net loss	—	—	—	—	—	—	—	—	(4,321)	(4,321)
Adjustment to minimum pension liability	—	—	—	—	—	—	—	(519)	—	(519)
Change in effective portion of derivative loss	—	—	—	—	—	—	—	(2,232)	—	(2,232)

Total comprehensive loss	—	—	—	—	—	—	—	(2,751)	(4,321)	(7,072)
Issuance of American Achievement Series B Preferred Stock	—	—	16,000	160	—	—	15,840	—	—	16,000
Exchange of Series B Preferred Stock for Series A and common stock	146,880	1	(16,000)	(160)	112,137	1	158	—	—	—
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	—	—	(1,200)	(1,200)
Exercise of Stock Options	—	—	—	—	300	—	2	—	—	2

Balance, August 25, 2001	1,001,347	10	—	—	809,351	8	94,760	(2,751)	(21,199)	70,828

Comprehensive loss—
Net loss	—	—	—	—	—	—	—	—	(5,542)	(5,542)
Adjustment to minimum pension liability	—	—	—	—	—	—	—	(1,614)	—	(1,614)
Change in effective portion of derivative loss	—	—	—	—	—	—	—	(377)	—	(377)
Reclassification into earnings for derivative termination	—	—	—	—	—	—	—	2,609	—	2,609

Total comprehensive income (loss)	—	—	—	—	—	—	—	618	(5,542)	(4,924)
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	—	—	(1,200)	(1,200)
Issuance of American Achievement Series A Preferred Stock	5,500	—	—	—	—	—	550	—	—	550

Balance, August 31, 2002	1,006,847	10	—	—	809,351	8	95,310	(2,133)	(27,941)	65,254

Comprehensive income—
Net income	—	—	—	—	—	—	—	—	10,766	10,766
Adjustment to minimum pension liability	—	—	—	—	—	—	—	(3,017)	—	(3,017)

Total comprehensive income (loss)	—	—	—	—	—	—	—	(3,017)	10,766	7,749
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	—	—	(1,200)	(1,200)
Issuance of stock	519	—	—	—	424	—	40	—	—	40

Balance, August 30, 2003	1,007,366	$10	—	$—	809,775	$8	$95,350	$(5,150)	$(18,375)	$71,843

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements

(Dollars in thousands)

1.    Background and Organization

American Achievement Corporation, a Delaware corporation (together with its subsidiaries, “AAC” or the “Company”), is a manufacturer and supplier of class rings, yearbooks and other graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. The Company also operates a division which sells achievement publications in the specialty directory publishing industry nationwide. The Company markets its products and services primarily in the United States and operates in two reporting segments, scholastic products and recognition and affinity products. The Company’s corporate offices and primary manufacturing facilities are located in Austin and Dallas, Texas.

Prior to July 27, 2000, the Company’s operations consisted of Commemorative Brands, Inc. (“CBI”), owned 100% by Commemorative Brands Holding Corp. (“CBHC”). CBHC was formed on June 27, 2000 to serve as a holding company for CBI operations and future acquisitions. The Company changed its name from CBHC to American Achievement Corporation on January 23, 2002. AAC is owned primarily by Castle Harlan Partners II (“CHPII”) and Castle Harlan Partners III (“CHPIII”).

On July 27, 2000, the Company acquired Taylor Senior Holding Corp. (“TSHC”), the parent company of Taylor Publishing Company (“Taylor”) that produces the Company’s yearbooks (the “Taylor Acquisition”). On March 30, 2001, the Company acquired Educational Communications, Inc. (“ECI”) that produces the Company’s academic achievement publications (the “ECI Acquisition”). On July 15, 2002, American Achievement acquired Milestone Marketing Incorporated (“Milestone”), a specialty marketer of class rings and other graduation products to the college market (the “Milestone Acquisition”) (See Note 3).

2.    Summary of Significant Accounting Policies

Fiscal Year-End

The Company uses a 52/53-week fiscal year ending on the last Saturday of August.

Consolidation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The 11 5/8% Senior Unsecured Notes Due 2007 (the “Unsecured Notes”) are guaranteed by every direct and indirect domestic subsidiary of American Achievement Corporation. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. All of the guarantor subsidiaries are wholly owned, with the exception of CBI, which is majority owned. American Achievement Corporation is a holding company with no independent assets or operations other than its investment in its subsidiaries.

Change in Accounting Principle

Effective September 1, 2002, the Company adopted Statement of Financial Accounts Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), which revises the accounting for purchased goodwill and intangible assets. This statement was applied to all goodwill and other

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

intangible assets recognized on the balance sheet, regardless of when those assets were initially recorded. Upon its adoption, the Company no longer amortized its goodwill or trademarks.

Effective August 27, 2000, the Company changed its accounting method for recognizing revenue on certain sales to independent sales representatives, in order to comply with the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). Under SAB 101, the recognition of revenue and related gross profit on sales to independent sales representatives, along with commissions to independent sales representatives that are directly related to the revenue, should be deferred until the independent sales representative delivers the product and title passes to the Company’s end customer. Previously, the Company recognized revenue from these transactions upon shipment of product to the independent sales representative, net of estimates for possible returns and allowances. The cumulative effect of the change in accounting principle resulted in an increase of $1.8 million to the net loss for the year ended August 25, 2001. This change had no impact on the Company’s cash flows from operations.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Inventories

Inventories, which include raw materials, labor and manufacturing overhead, are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Sales Representative Advances and Related Reserve

The Company advances funds to independent sales representatives as prepaid commissions against anticipated earnings. Such amounts are repaid by the independent sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts which it estimates to be uncollectible. These amounts are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

Description	Useful life
Buildings and improvements	10 to 25 years
Tools and dies	14 to 19 years
Machinery and equipment	2 to 10 years

Maintenance, repairs and minor replacements are charged against operations as incurred; major replacements and betterments are capitalized. The cost of assets sold or retired and the related

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected as other income or expense for the period. Depreciation expense recorded in the accompanying consolidated statements of operations is $12,568, $11,941 and $10,856 for the years ended August 30, 2003, August 31, 2002, and August 25, 2001, respectively.

Trademarks, Goodwill, and Other Intangible Assets

Goodwill was $162,059 and $159,308 at August 30, 2003 and August 31, 2002, respectively, and trademarks were $41,855 at August 30, 2003 and August 31, 2002. During the year ended August 30, 2003, goodwill increased primarily due to a $2.4 million reclassification of work force in place from other intangible assets.

The impact of the implementation of SFAS No. 142 and comparison to the prior years is as follows:

	For the year ended
	August 30, 2003	August 31, 2002	August 25, 2001
Reported net income (loss)	$10,766	$(5,542)	$(4,321)
Add: goodwill amortization	—	4,013	3,438
Add: trademark amortization	—	1,544	1,092

Pro forma net income	$10,766	$15	$209

The Company includes other intangible assets subject to amortization in other assets on the balance sheet. The other intangible assets subject to amortization are as follows:

	Gross asset	Accumulated Amortization	Net asset
	(Dollars in thousands)
At August 30, 2003
Deferred financing costs	$10,344	$(3,286)	$7,058
Customer lists and distribution contracts	16,072	(4,771)	11,301

Total intangible assets subject to amortization	$26,416	$(8,057)	$18,359

At August 31, 2002
Deferred financing costs	$10,151	$(1,503)	$8,648
Customer lists and distribution contracts	16,072	(3,193)	12,879
Work force in place	3,377	(1,005)	2,372

Total intangible assets subject to amortization	$29,600	$(5,701)	$23,899

Total amortization on intangible assets above was $3,361, $2,200 and $2,237 for the years ended August 30, 2003, August 31, 2002 and August 25, 2001, respectively, of which amortization on deferred financing costs is recorded as interest expense and amortization on customer lists and distribution contracts is recorded as amortization expense. Deferred financing costs have a useful life of 1-7 years and customer lists and distribution contracts have a useful life of 10-12 years. Estimated annual amortization expense for fiscal years ended 2004 through 2008 is approximately $3.4 million each year.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Other Assets

Other assets include the intangible assets listed above and ring samples supplied to national chain stores, jewelry stores and sales representatives of the Company. Ring samples are expensed on a straight-line basis over a useful life of six years.

Other assets, net consists of the following:

	August 30, 2003	August 31, 2002
Ring samples	$7,179	$7,029
Other	1,187	869

Other assets, net	$8,366	$7,898

Impairment of Long-lived Assets

SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested for impairment upon adoption and on an annual basis thereafter.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires an entity to review long-lived tangible and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value and is recorded in the period the determination was made.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized net of any valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, bank overdraft, accounts payable and long-term debt (including current maturities). The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, bank overdraft

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

and accounts payable approximate fair value due to their short-term nature. The fair value of the Company’s long-term debt approximates the recorded amount based on current rates available to the Company for debt with the same or similar terms.

Derivative Financial Instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” beginning on August 27, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The adoption of SFAS No. 133 did not have a material effect on the Company’s financial statements.

The Company designates its derivatives based upon criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

Trading derivatives are reflected in other current liabilities at their fair value with any changes in fair value being reported in other income or expense.

Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 (“SFAS 148), “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.” The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, as amended by SFAS 148.

Had compensation expense for the stock plans been determined based on the fair value at the grant date for options granted in the fiscal years ended 2003, 2002, and 2001 consistent with the provisions of SFAS 123, as amended by SFAS 148, the pro forma net income (loss) would have been reported as follows:

	For the year ended
	August 30, 2003	August 31, 2002	August 25, 2001
Net income (loss)	$10,766	$(5,542)	$(4,321)
Less: stock-based compensation expense, net of related taxes	30	8	565

Net income (loss)—pro forma	$10,736	$(5,550)	$(4,886)

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

The fair value of each option grant is estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions for grants in the fiscal years ended 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.93%	4.88%	N/A
Expected life	10 years	10 years	N/A
Volatility	25%	28%	N/A
Dividend yield	—	—	—

Revenue Recognition

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulleting No. 101 (SAB 101), “Revenue Recognition in Financial Statements,” which among other guidance, clarified the staff’s views on various revenue recognition and reporting matters. As a result, the Company changed its method of accounting for certain sales transactions. Under its previous policy, the Company recognized revenue to the independent sales representatives upon shipment of the product from its production facility. Under the new accounting method, adopted retroactive to August 27, 2000, the first day of the Company’s 2001 fiscal year, the Company changed its accounting method for recognizing revenue and related gross profit on sales to independent sales representatives, along with commissions to independent sales representatives that are directly related to the revenue until the independent sales representative delivers the product and title passes to the Company’s end customer.

The Company’s revenues from product sales, excluding revenue through independent sales representatives, are recognized at the time the product is shipped, the risks and rewards of ownership have passed to the customer and collectibility is reasonably assured. Provisions for sales returns, warranty costs and rebate expenses are recorded at the time of sale based upon historical information and current trends.

The Company recognizes revenues on its publishing operations based upon the completed contract method, and revenue is recognized when the products are shipped.

Reserve on Sales Representative Advances

The Company advances funds to new sales representatives in order to open up new sales territories or makes payments to predecessor sales representatives on behalf of successor sales representatives. Such amounts are repaid by the sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts that it estimates to be uncollectible. The following represents the activity associated with the reserve on sales representative advances:

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs(1)	Balance at End of Period
For the Year Ended
August 25, 2001	4,278	1,473	(2,747)	3,004
August 31, 2002	3,004	2,499	(2,660)	2,843
August 30, 2003	2,843	2,335	(2,662)	2,516

(1)	Represents principally write-offs of terminated sales representative amounts and forgiveness of amounts by the Company.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Seasonality

The Company’s scholastic product sales tend to be seasonal. Class ring sales are highest during October through December (which overlaps the Company’s first and second fiscal quarters), when students have returned to school after the summer recess and orders are taken for class rings for delivery to students before the winter holiday season. Sales of the Company’s fine paper products are predominately made during February through April (which overlaps the Company’s second and third fiscal quarters) for graduation in April and June. The Company has historically experienced operating losses during the period of the Company’s fourth fiscal quarter, which includes the summer months when school is not in session, thus reducing related shipment of products. Yearbook sales are highest during the months of May through June, as yearbooks are typically shipped to schools prior to the school’s summer break. The Company’s recognition and affinity product line sales are also seasonal. The majority of the sales of achievement publications are shipped in November of each year. The remaining recognition and affinity product line sales are highest during the winter holiday season and in the period prior to Mother’s Day. As a result, the effects of the seasonality of the class ring business on the Company are somewhat tempered by the Company’s relatively broad product mix. As a result of the foregoing, the Company’s working capital requirements tend to exceed its operating cash flows from July through December.

Concentration of Credit Risk

Credit is extended to certain industries, such as educational and retail, which may be affected by changes in economic or other external conditions. The Company’s policy is to manage its exposure to credit risk through credit approvals and limits.

Shipping and Handling Fees

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company recognizes as revenue amounts billed to customers related to shipping and handling, with the related expense recorded as a component of cost of sales.

Supplier Concentration

The Company purchases substantially all synthetic and semi-precious stones from a single supplier located in Germany.

Advertising

The Company expenses advertising costs as incurred; however in accordance with Statement of Position 93-7 “Reporting on Advertising Costs” the Company defers certain advertising costs until the first time the advertising takes place. These deferred advertising costs are included in prepaid expenses and other current assets.

Selling, general and administrative expenses for the Company include advertising expenses of $7,204, $6,905 and $3,551 for the years ended August 30, 2003, August 31, 2002, and August 25, 2001, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications of prior-year balances have been made to conform to the current-year presentation.

Comprehensive Income (Loss)

Beginning with fiscal year 2001, the effective portion of the loss on derivatives and unrecognized losses on accrued minimum pension liabilities were included in other comprehensive income (loss). The following amounts were included in determining the Company’s comprehensive income (loss) for the years ended August 30, 2003, August 31, 2002, and August 25, 2001.

	For the year ended
	August 31, 2003	August 30, 2002	August 25, 2001
Net income (loss)	$10,766	$(5,542)	$(4,321)
Reclass into earnings for derivative reclassification	—	(377)	(2,232)
Reclass into earnings for derivative termination	—	2,609	—
Adjustment in minimum pension liability	(3,017)	(1,614)	(519)

Total comprehensive income (loss)	$7,749	$(4,924)	$(7,072)

For measurement purposes for the Taylor Publishing Company Plan, the weighted average discount rate used in determining the accumulated benefit obligation was revised to 6.0 from 7.25 percent and 7.25 from 8.0 percent during the years ended August 30, 2003 and August 31, 2002, respectively. Approximately $2,267 and $993 of the unrecognized loss on minimum pension liability is a result of the change in the estimated weighted average discount rate for the fiscal years ended 2003 and 2002, respectively.

As of August 30, 2003 and August 31, 2002 the Company no longer held any derivatives considered to be cash flow hedges.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement requires, among other things, that gains and losses on the early extinguishments of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishments of debt became effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 required the Company to reclassify certain items from extraordinary items into operating income (loss).

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan or disposal activity. The adoption of SFAS No. 146 in January 2003 did not have a material effect on the Company’s financial statements.

In December 2002, SFAS 148 was issued, which amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure requirements were effective for the Company beginning December 15, 2002 and the Company has complied with those requirements. The adoption of the additional reporting requirements of SFAS 148 in December 2002 did not have a material effect on the financial statements.

In December 2002, FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees and clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The adoption of FIN 45 in December 2002 did not have a material effect on the financial statements.

In April 2003, SFAS No. 149 (“SFAS 149”), “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” was issued, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS 149 in the third quarter of the fiscal year ended 2003 did not have a significant impact on the Company’s financial statements.

In May 2003, SFAS No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” was issued, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company will adopt SFAS 150 beginning its first quarter of fiscal year 2004. The Company is currently reviewing the impact this statement will have on its financial statements.

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity (VIE) consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

additional disclosures which are required regarding an enterprise’s involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. The Company will adopt FIN 46 beginning in the first quarter of fiscal year 2004 and is currently reviewing the impact that statement will have on its financial statements.

3.    Significant Acquisitions

Effective March 30, 2001, Honors Acquisition Corporation, a wholly owned subsidiary of American Achievement, purchased all the outstanding stock of ECI, for a total purchase price of $58.7 million. The acquisition of ECI was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based upon estimated fair values. Subsequent to the transaction, Honors Acquisition Corporation was dissolved into the Company, and ECI remained the surviving wholly owned subsidiary of the Company. ECI’s primary business is the sales and marketing of achievement publications of the specialty directory publishing industry.

The estimated fair value of assets acquired and liabilities assumed relating to the ECI acquisition is summarized below:

Working capital	$5,534
Property, plant and equipment	400
Other intangibles	17,240
Goodwill	35,492
Other long-term assets	44

$58,710

The Company incurred approximately $2.4 million in financing costs associated with the acquisition. During the year ended August 31, 2002, these costs were recognized as an extraordinary charge in the statement of operations in conjunction with the retirement of the associated debt.

Effective July 15, 2002, American Achievement purchased all the outstanding stock and warrants of Milestone for a total purchase price of $16.3 million. The acquisition of Milestone was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based upon estimated fair values. Milestone is a specialty marketer of class rings and other graduation products to the college market. Effective December 31, 2002, Milestone merged into CBI, with CBI as the surviving entity. In conjunction with the merger, for each share of Milestone common stock held by the Company, the Company received one share of CBI common stock. The existing common stock and warrants of Milestone were cancelled in connection with this transaction.

The estimated fair value of assets acquired and liabilities assumed relating to the Milestone acquisition is summarized below:

Working capital deficit	$(2,413)
Property, plant and equipment	113
Other intangibles	2,500
Goodwill	16,047
Other long-term assets	28

$16,275

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

During the year ended August 30, 2003, goodwill was increased by approximately $378 primarily related to professional services incurred in connection with the Milestone acquisition. Goodwill and trademarks related to Milestone are not amortized in accordance with SFAS No. 142.

As a result of these transactions, the consolidated financial statements of the Company as of August 31, 2002, include the results of operations of Milestone for the period from July 15, 2002, to August 31, 2002, and the results of operations for ECI, consolidated TSHC, and consolidated CBI for the year ended August 31, 2002. The consolidated financial statements of the Company as of August 25, 2001, include the results of operations of ECI for the period from March 30, 2001, to August 25, 2001, and the results of operations for consolidated TSHC and for consolidated CBI for the year ended August 25, 2001.

The following unaudited pro forma data summarizes the results of operations for the years indicated as if both the Milestone and ECI acquisitions had been completed as of the beginning of the year ended August 25, 2001:

	August 30, 2003	August 31, 2002	August 25, 2001
		(unaudited)	(unaudited)
Net sales	$308,431	$310,275	$304,494
Operating income (loss)	39,838	(8,273)	2,068
Net income (loss) applicable to common stockholders	9,566	(9,473)	(967)

4.    Inventories, Net

Net inventories consist of the following:

	August 30, 2003	August 31, 2002
Raw materials	$7,876	$8,781
Work in process	8,043	8,171
Finished goods	7,632	8,653
Less—Reserves	(241)	(178)

	$23,310	$25,427

Cost of sales includes depreciation and amortization of $8,955, $8,406 and $7,535 for the fiscal years ended 2003, 2002 and 2001, respectively.

5.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	August 30, 2003	August 31, 2002
Sales representative advances	$10,350	$10,978
Less—reserve on sales representative advances	(2,516)	(2,843)
Deferred publication and ring costs	8,376	9,853
Prepaid advertising and promotion materials	2,580	3,390
Deferred tax asset	6,378	2,784
Other	5,149	3,859

	$30,317	$28,021

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Included in other current assets as of August 30, 2003 and August 31, 2002, is approximately $641 and $970, respectively, paid for options to purchase gold. The outstanding options at August 30, 2003, expire in various amounts through May 30, 2004. The Company carries these gold options at cost.

6.    Property, Plant and Equipment

Property, plant and equipment, net consist of the following:

	August 30, 2003	August 31, 2002
Land	$6,097	$6,097
Buildings and improvements	12,725	11,342
Tools and Dies	30,895	28,960
Machinery and equipment	58,649	56,269
Construction in progress	3,256	2,517

Total	111,622	105,185
Less—accumulated depreciation	(46,315)	(38,593)

Property, plant and equipment, net	$65,307	$66,592

7.    Accrued Expenses

Accrued expenses consists of the following:

	August 30, 2003	August 31, 2002
Commissions and royalties	$8,397	$8,354
Compensation and related costs	7,456	7,033
Other	3,022	3,566
Acquisition-related liabilities	377	1,078
Accrued sales and property taxes	1,493	1,450
Accumulated postretirement medical benefit cost	5,361	2,542
Accrued management fees—related party (see Note 14)	750	750

	$26,856	$24,773

8.    Long-term Debt

Long-term debt consists of the following:

	August 30, 2003	August 31, 2002
11 5/8% Senior unsecured notes due 2007 (net of unamortized discount of $1,145 and $1,413)	$175,855	$175,587
11% Senior subordinated notes due 2007	41,355	41,355
Senior secured credit facility	9,500	25,175

Total long-term debt	$226,710	$242,117

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

11 5/8% Senior Unsecured Notes

On February 20, 2002, the Company issued $177 million of senior unsecured notes (the “Unsecured Notes”) due in 2007. The Unsecured Notes bear interest at a stated rate of 11 5/8%. The Unsecured Notes were issued at a discount of 0.872% resulting in net proceeds of approximately $175.5 million before considering financing costs. The effective rate of the Unsecured Notes after discount is approximately 13.0%. The Unsecured Notes rank pari passu with the Company’s existing and future senior indebtedness, including obligations under the Company’s Senior Secured Credit Facility (as defined below). The Unsecured Notes are guaranteed by the Company’s domestic subsidiaries, and the guarantees rank pari passu with the existing Senior Subordinated Notes and future senior debt of the Company and its subsidiaries. The Unsecured Notes and the guarantees on the Unsecured Notes are effectively subordinated to any of the Company’s secured debt.

The Company may not redeem the Unsecured Notes until 2005, except that the Company, in connection with a public equity offering, may redeem up to 35 percent of the Unsecured Notes before the third anniversary of the issue date of the Unsecured Notes as long as (a) the Company pays a certain percentage of the principal amount of the Unsecured Notes, plus interest, (b) the Company redeems the Unsecured Notes within 90 days of completing a public equity offering and (c) at least 65 percent of the aggregate principal amount of the Unsecured Notes issued remains outstanding afterward.

If a change in control, as defined in the indenture relating to the Unsecured Notes (the “AAC Indenture”), occurs, the Company must give the holders of the Unsecured Notes the opportunity to sell their Unsecured Notes to the Company at 101 percent of the principal amount of the Unsecured Notes, plus accrued interest.

The Unsecured Notes contain customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions (as defined in the AAC Indenture). In addition, the Unsecured Notes contain covenants, which restrict the declaration or payment of dividends by the Company and/or its subsidiaries (as defined in the AAC Indenture). The Unsecured Notes also require that the Company meet certain financial covenants including a minimum fixed charge coverage ratio (as defined in the AAC Indenture). The Company was in compliance with the Unsecured Notes covenants as of August 30, 2003.

11% Senior Subordinated Notes

CBI’s 11% senior subordinated notes (the “Subordinated Notes”) mature on January 15, 2007. The Subordinated Notes are redeemable at the option of CBI in whole or in part, at any time on or after January 15, 2002, at specified redemption prices ranging from 105.5 percent of the principal amount thereof if redeemed during 2002 and declining to 100 percent of the principal amount thereof if redeemed during the year 2005 or thereafter, plus accrued and unpaid interest and Liquidated Damages as defined in the indenture relating to the Subordinated Notes, as amended (the “CBI Indenture”), if any, thereon to the date of redemption. The Company has not redeemed any of the Subordinated Notes as of August 30, 2003.

In the event of a change of control (as defined in the CBI Indenture), each holder of the Subordinated Notes will have the right to require CBI to purchase all or any part of such holder’s

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Subordinated Notes at a purchase price in cash equal to 101 percent of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase.

In the event of an asset sale (as defined in the CBI Indenture), CBI is required to apply any Net Proceeds (as defined in the CBI Indenture) to permanently reduce senior indebtedness, to acquire another business or long-term assets or to make capital expenditures. To the extent such amounts are not so applied within 365 days and the amount not applied exceeds $5.0 million, CBI is required to make an offer to all holders of the Subordinated Notes to purchase an aggregate principal amount of Subordinated Notes equal to such excess amount at a purchase price in cash equal to 100 percent of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase.

The Subordinated Notes contain certain covenants that, among other things, limit the ability of CBI to engage in certain business transactions such as mergers, consolidations or sales of assets that would decrease the value of CBI or cause an event of default. The Company was in compliance with the Subordinated Notes covenants as of August 30, 2003.

Senior Secured Credit Facility

In conjunction with the issuance of the Unsecured Notes, on February 20, 2002, the Company entered into a $40 million senior revolving credit facility (the “Senior Secured Credit Facility”) with various financial institutions, with all of the Company’s current domestic subsidiaries as guarantors. Loans made pursuant to the Senior Secured Credit Facility are secured by a first priority security interest in substantially all of the Company’s and the Company’s domestic subsidiaries’ assets and in all of the Company’s domestic subsidiaries’ capital stock.

Availability under the Senior Secured Credit Facility is restricted to the lesser of (1) $40 million or (2) the Borrowing Base Amount as defined in the credit agreement under the Senior Secured Credit Facility (the “Credit Agreement”). Availability under the Senior Secured Credit Facility as of August 30, 2003 was approximately $28.3 million with $9.5 million borrowings outstanding. The Senior Secured Credit Facility matures on February 20, 2006.

Advances under the Senior Secured Credit Facility may be made as base rate loans or LIBOR loans at the Company’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan the Company chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (to be calculated in accordance with the terms specified in the Credit Agreement). The effective rate on borrowings for the year ended August 30, 2003 was 9.1%.

The Credit Agreement contains customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on indebtedness, declaration or payment of dividends, liens, and changing the provisions of the gold consignment agreement, among other restrictions. In addition, the Credit Agreement requires that the Company meet certain financial covenants, ratios and tests, including capital expenditure limits, a maximum secured leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio. The Company was in compliance with the Credit Agreement covenants as of August 30, 2003.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Former Senior Credit Facility

On March 30, 2001, in connection with the acquisition of ECI, as discussed in Note 3, the Company entered into the second amended and restated credit agreement with a syndication of banks (the Credit Agreement). This agreement governed the Company’s revolving credit facility (Revolver), term loan A (Term A), and term loan B (Term B).

On October 13, 2000 and March 30, 2001, in accordance with the provisions of the Credit Agreement, the Company entered into interest rate swap agreements whereby it received a floating rate of interest and paid a fixed rate of interest, to be paid over the term of the swap agreement, representing $62.5 million, or 50% of the outstanding Term A and Term B loans. All ineffectiveness associated with the derivative over the remaining life of the Term A and Term B loans was included in earnings.

In conjunction with the issuance of the Unsecured Notes on February 20, 2002 and entrance into the Senior Secured Credit Facility, the Company paid off the then outstanding Term A and Term B loans and the Revolver under the former credit facility.

Bridge Notes Due To An Affiliate

TP Holding Corp., and AAC had subordinated bridge promissory notes (the Bridge Notes) due to CHPIII, a stockholder of the Company, totaling approximately $26.9 million in principal and accrued interest as of August 25, 2001. The principal and accrued interest were due as of February 28, 2004. The Bridge Notes bore interest at 12 percent per annum, compounding monthly. The Bridge Notes were paid in full in connection with the issuance of the Unsecured Notes on February 20, 2002.

Early Extinguishment Of Debt

In conjunction with the issuance of the Unsecured Notes and entrance into the Senior Secured Credit Facility in February 2002, the Company paid off the then outstanding term loans and revolver under the former credit facility, the bridge notes to affiliates and settled all but $25 million in notional amount of the interest rate swap agreements. During the fiscal year ended August 31, 2002, the Company recognized an extraordinary charge of approximately $5.7 million relating to the write-off of unamortized deferred financing costs. Upon adoption of SFAS No. 145 on September 1, 2002, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” the Company reclassed this amount to operating expenses. Due to the termination and reclassification of interest rate swaps, the Company recorded a charge to other expense of approximately $2.6 million.

As a result of the early prepayment of certain debt obligations, the remaining interest rate swap agreement representing a notional amount of $25 million was reclassified as a trading derivative. As such, changes in the fair value of this derivative are recognized in other income or expensed. The net fair value of these financial instruments at August 30, 2003 and August 31, 2002 represented a current liability of $0 and $0.9 million, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

The Company’s long-term debt outstanding as of August 30, 2003 matures as follows:

Fiscal Year Ending	Amount Maturing
2004	$—
2005	—
2006	9,500
2007	217,210
Thereafter	—

$226,710

The weighted average interest rate on debt outstanding as of August 30, 2003 and August 31, 2002 was 12.3% and 11.5%, respectively.

9.    Derivative Financial Information

The Company has held interest rate swap agreements in place with the intent of managing its exposure to interest rate risk on its existing debt obligation. The Company had four outstanding agreements to effectively convert LIBOR-based variable rate debt to fixed rate debt based on a total notional amount of $62.5 million. On February 20, 2002, in conjunction with the issuance of the Unsecured Notes and entrance into the Senior Secured Credit Facility, the Company paid off the then outstanding term loans and revolver under the former credit facility, the bridge notes to affiliates, and settled all but $25 million in notional amount of the interest rate swap agreements.

During the year ended August 25, 2001, the Company considered these swap agreements as cash flow hedging instruments. The Company recorded net receipts or payments under these agreements as an adjustment to interest expense, while the effective portion of changes in the fair value of the swap agreements was included in other comprehensive income. The net unrealized loss on the interest rate swaps for the year ended August 25, 2001 was approximately $2.2 million and was recorded net of tax effects as other comprehensive loss in the consolidated statement of stockholders’ equity. The net gain or loss during 2001 related to the ineffective portion of the interest rate swap agreements was not material.

During the year ended August 31, 2002, the company recorded a charge to other expense for approximately $2.6 million due to the termination of the interest rate swap agreements and the reclassification of the remaining interest rate swap agreement, representing a notional amount of $25 million, as a trading derivative. The trading derivative was recorded at its fair value, with any changes in fair value being reported in income, and matured in March 2003. The Company recorded a charge to other expense of approximately $0.2 million due to changes in fair value for the year ended August 31, 2002. As of August 31, 2003, $0 remained in place.

10.    Commitments And Contingencies

Leases

Certain Company facilities and equipment are leased under agreements expiring at various dates through 2018. The Company’s commitments under the noncancellable portion of all operating and

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

capital leases for each of the five years ending after August 30, 2003 and thereafter are approximately as follows:

Fiscal Year Ending	Operating Expense	Capital
2004	$2,850	$682
2005	2,193	606
2006	1,882	566
2007	1,495	541
2008	1,188	219
Thereafter	3,530	—
Interest	—	(239)

	$13,138	$2,375

Some of the Company’s rental property leases contain options to renew the leased space for periods up to an additional ten years.

Lease and rental expense included in the accompanying consolidated statements of operations was $3,931, $3,332 and $2,939 for the years ended August 30, 2003, August 31, 2002 and August 25, 2001, respectively.

Pending Litigation

The Company is not a party to any pending legal proceedings other than ordinary routine litigation incidental to the business. In management’s opinion, adverse decisions on legal proceedings, in the aggregate, would not have a materially adverse impact on the Company’s results of operations or financial position.

Gold Consignment Agreement

Under the Company’s gold consignment financing arrangement, the Company has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $10.1 million or a borrowing base, determined based upon a percentage of gold located at the Company’s facilities and other approved locations, as specified by the agreement. For the years ended August 30, 2003, August 31, 2002 and August 25, 2001, the Company expensed consignment fees of approximately $319, $258 and $241, respectively. Under the terms of the consignment arrangement, the Company does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from the Company in payment for the gold purchased. Accordingly, the Company does not include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of August 30, 2003 and August 31, 2002, the Company held approximately 17,780 ounces and 14,830 ounces, respectively, of gold valued at $6.7 million and $4.6 million, respectively, on consignment from the bank.

Employment Contracts

The Company has employment agreements with its executive officers, the terms of which expire at various times through August 2005. Unless terminated, one executive officer’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The remaining executive officers terms can be automatically extended for

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

an additional one-year term. Such agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses for a certain executive that are payable if specific management goals are attained as discussed in Note 11. The aggregate commitment for future salaries as of August 30, 2003, excluding bonuses, was approximately $2.6 million.

11.    Employee Compensation and Benefits

Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of the L.G. Balfour Company who retired prior to December 31, 1990. L. G. Balfour Company, Inc., recognized the actuarial present value of the accumulated postretirement benefit obligation (“APBO”) of approximately $6.2 million at February 28, 1993, using the delayed recognition method over a period of 20 years.

Certain hourly employees of Taylor are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor.

The benefits under the CBI and TPC Plans are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The following table sets forth the funded status of each plan:

	August 30, 2003		August 31, 2002
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Change in benefit obligation:
Obligation beginning of the year	$10,851	$3,341	$9,471	$3,511
Service cost	397	—	349	—
Interest cost	781	282	729	240
Actuarial loss (gain)	462	1,609	(133)	(4)
Benefit payments	(542)	(529)	(558)	(406)
Change in discount rate	2,267	—	993	—

Obligation, end of year	$14,216	$4,703	$10,851	$3,341

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	$8,902	—	$8,441	—
Actual return of plan assets	391	—	14	—
Employer contributions	710	529	1,005	406
Benefit payments	(542)	(529)	(558)	(406)

Fair value of plan assets, end of year	$9,461	$—	$8,902	$—

Plan assets at fair value—
Unfunded accumulated benefit obligation in excess of plan assets	$(4,755)	$(4,703)	$(1,949)	$(3,341)
Unrecognized net loss (gain)	—	1,400	—	(176)
Unrecognized prior service costs	—	1,731	—	2,022

Accumulated postretirement benefit cost, current and long-term	$(4,755)	$(1,572)	$(1,949)	$(1,495)

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

The net periodic postretirement benefit cost for the years ended August 30, 2003, August 31, 2002, and August 25, 2001 include the following components:

	August 30, 2003		August 31, 2002		August 25, 2001
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$397	$—	$349	$—	$323	$—
Interest cost	781	282	729	240	656	186
Expected return on assets	(814)	—	(769)	—	(743)	—
Amortization of unrecognized net loss (gain)	68	33	1	(2)	—	(6)
Amortization of unrecognized net prior service costs	—	291	—	291	—	1

Net periodic postretirement benefit cost (income)	$432	$606	$310	$529	$236	$181

Amounts recognized in the consolidated balance sheet are as follows:

	August 30, 2003		August 31, 2002
	Taylor pension	CBI post-retirement	Taylor pension	CBI post-retirement
Accumulated benefit liability	$4,755	$1,572	$1,949	$1,495
Accumulated other comprehensive loss	(5,150)	—	(2,133)	—

The weighted average discount rate used in determining the accumulated postretirement benefit obligation for CBI was 6.25 percent for fiscal year ended 2003 and 7.25 percent compounded annually for fiscal years ended 2002 and 2001. As the plan is unfunded, no assumption was needed as to the long-term rate of return on assets.

For measurement purposes for the CBI plan, a 10 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal year 2003, while in fiscal years 2002 and 2001, this rate was 5 percent. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing (or decreasing) the assumed healthcare cost trend rate one percentage point in each year would increase (or decrease) the accumulated postretirement benefit obligation by $298, or 6 percent, and by $220, or 6 percent, as of August 30, 2003, and August 31, 2002, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $16, or 6 percent, and by $15, or 6 percent, for the fiscal years ended 2003 and 2002, respectively.

For measurement purposes for the TPC Plan, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.0 percent and 7.25 percent as of August 30, 2003, and August 31, 2002, respectively, the long-term rate of return on plan assets was 9.0 percent and the annual salary increases were assumed to be 4.5 percent as of August 30, 2003, and August 31, 2002.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Executive Stock Award

Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, the board of directors authorized the issuance of 5,500 shares of Series A preferred stock to the Company’s chief executive officer as discretionary compensation in August 2001. Accordingly, the Company recorded a compensation charge of approximately $550 related to this award in 2001. These shares were issued to the Company’s chief executive officer during the year ended August 31, 2002.

CBI Deferred Compensation

CBI has deferred compensation agreements with certain sales representatives and executives, which provide for payments upon retirement or death based on the value of life insurance policies or mutual fund shares at the retirement date. As of August 30, 2003, and August 31, 2002, CBI had accrued a total of approximately $85 and $149, respectively, related to these agreements. Such amounts, net of the current portion of approximately $21 and $63 as of August 30, 2003, and August 31, 2002, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

Taylor 401(K) Plan

Taylor sponsored a qualified defined contribution 401(K) plan that covered substantially all nonunion employees of Taylor. Taylor matched 50 percent of nonunion participants’ voluntary contributions up to a maximum of 4 percent of the participants’ compensation. As of January 1, 2002, the Taylor 401(K) plan was merged into the American Achievement Corporation 401(K) plan. Taylor’s contributions were approximately $199 and $459 for the years ended August 31, 2002 and August 25, 2001, respectively.

CBI 401(K) Plan

CBI sponsored a qualified defined contribution 401(K) plan that covered all eligible employees of CBI. CBI matched 50 percent of participant’s voluntary contributions up to a maximum of 4 percent of the participant’s compensation. As of January 1, 2002, the CBI 401(K) plan was merged into the American Achievement Corporation 401(K) plan. CBI made contributions of approximately $60 and $172 for the years ended August 31, 2002 and August 25, 2001, respectively.

American Achievement Corporation 401(K) Plan

Effective January 1, 2002, the Taylor 401(K) Plan and the CBI 401(K) Plan were merged into the American Achievement Corporation 401(K) Plan. The plan covers substantially all nonunion employees of the Company. The plan matches 50 percent of participants’ voluntary contributions up to a discretionary percent determined by the Company. The discretionary percentage in effect for the fiscal years ended 2003 and 2002 was up to 3 percent for hourly employees and up to 4 percent for salaried and office hourly employees. AAC made contributions of approximately $779 and $516 for the years ended August 30, 2003 and August 31, 2002, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

12.    Income Taxes

The Company and its wholly-owned and majority owned domestic subsidiaries file a consolidated federal income tax return. The (provision) benefit for income taxes on income before cumulative effect of change in accounting principle reflected in the consolidated statements of operations consists of the following:

	Fiscal Year Ended
	August 30, 2003	August 31, 2002	August 25, 2001
Federal—
Current	$—	$1,444	$1,576
Deferred	—	—	—
State—
Current	(132)	(273)	(133)
Deferred	—	—	—

	$(132)	$1,171	$1,443

The (provision) benefit for income taxes differs from the amount that would be computed if the income (loss) before income taxes were multiplied by the federal income tax rate (statutory rate) as follows:

	2003	2002	2001
Computed tax (provision) benefit at statutory rate (34%)	$(3,705)	$361	$1,336
State taxes, net of federal benefit	(87)	(180)	(88)
Change in valuation allowance and other	3,660	990	195

Total income tax (provision) benefit	$(132)	$1,171	$1,443

Deferred tax assets and liabilities consist of the following:

	August 30, 2003	August 31, 2002
Deferred tax assets
Allowances and reserves	$1,979	$2,070
Net operating loss carryforwards	28,149	25,480
Accrued liabilities and other	6,390	2,836

Total deferred tax assets	36,518	30,386
Less valuation allowance	(5,324)	(7,727)

Net deferred tax assets	$31,194	$22,659

Deferred tax liabilities
Depreciation	7,866	7,807
Amortization of intangibles	23,074	14,401
Prepaids and other	254	451

Total deferred tax liabilities	31,194	22,659

Net deferred tax assets (liabilities)	$—	$—

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

For tax reporting purposes, the Company has a U.S. net operating loss carryforward of approximately $74 million as of August 30, 2003. Utilization of the net operating loss carryforwards is contingent on the Company’s ability to generate income in the future. The net operating loss carryforwards will expire in various years through 2023 if not previously utilized.

13.    Stockholders’ Equity

Effective July 27, 2000, AAC, CBI and CB Acquisition entered into an agreement and plan of merger (the “Merger Agreement”). Under the terms of the Merger Agreement, upon the effective date of the merger, CBI merged with CB Acquisition, a wholly owned subsidiary of AAC. Following the merger, CB Acquisition ceased to exist and CBI remained the surviving majority-owned subsidiary of AAC. Upon consummation of the merger, each share of CBI’s issued and outstanding common stock was converted into one share of American Achievement common stock, and each share of CBI’s issued and outstanding Series B Preferred stock was converted into one share of AAC’s Series A Preferred Stock.

Immediately following the above transaction, AAC acquired all issued and outstanding shares of TSHC through the issuance of AAC common stock and AAC series A preferred stock in exchange for the contribution by all the TSHC shareholders of all of their capital stock of TSHC. TSHC holds a 100 percent ownership interest in TP Holding Corp., which holds a 100 percent ownership interest in Taylor, its operating subsidiary. For accounting purposes, AAC has been deemed the acquirer.

The original CBI Series A preferred stock of 100,000 shares remains issued and outstanding from the Company’s subsidiary CBI and was unaffected by the Merger Agreement. As of July 27, 2000, and in connection with the merger, CBI Series A preferred stock ownership now represents a minority interest including all accumulated accrued dividends. The minority interest is stated at liquidation value.

The Company’s board of directors has authorized the issuance of up to 1,200,000 shares of AAC preferred stock, par value $.01 per share and 1,250,000 shares of AAC common stock, par value $.01 per share.

AAC Series A Preferred Stock

The holders of AAC Series A Preferred Stock (“Series A Preferred”) are entitled to one vote per share, voting together with the holders of the AAC common stock as one class on all matters presented to the stockholders. No dividends accrue on the Series A Preferred.

Dividends may be paid on the Series A Preferred if and when declared by the board of directors out of funds legally available therefore. The Series A Preferred is nonredeemable. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred shall receive payment of the liquidation value of $100 per share plus any accrued and unpaid dividends prior to the payment of any distributions to the holders of the American Achievement Common of the Company, which totals approximately $100,737 and $100,685 at August 30, 2003 and August 31, 2002, respectively. So long as shares of the Series A Preferred remain outstanding, the Company may not declare, pay or set aside for payment any dividends on the AAC common stock. The Company’s Senior Secured Credit Facility restricts the Company’s ability to pay dividends on the Series A Preferred.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

During the year ended August 31, 2002, 5,500 shares of the Series A Preferred of the Company were issued to the Company’s chief executive officer pursuant to a bonus provided for in fiscal year 2001. Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, and as amended as of February 1, 2002, if the Company achieves a certain consolidated EBITDA target, as defined by the agreement, for the fiscal years commencing with the year ended 2002 and ending in fiscal year 2004, the chief executive officer is entitled to receive up to a total of $1 million in face value of the Company’s Series A Preferred during the period. As of August 30, 2003, the Company has accrued approximately $300 related to the employment agreement.

During the year ended August 30, 2003, a director was granted 519 shares of Series A Preferred in partial consideration of the annual director fee.

AAC Series B Preferred Stock

During the year ended August 25, 2001, the board of directors of the Company designated 25,000 shares of authorized AAC preferred stock as Series B (“Series B Preferred”) with the following preferences, rights and limitations. No Series B Preferred was outstanding as of August 31, 2002 and August 25, 2001. During the year ended August 31, 2002, the board of directors cancelled Series B Preferred.

Common Stock

The holders of AAC Common Stock (“Common”) are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and vote together as one class with the holders of the preferred stock.

Dividends may be paid on Common if and when declared by the board of directors of the Company out of funds legally available therefore. The Company does not expect to pay dividends on the Common in the foreseeable future. So long as shares of the Series A Preferred remain outstanding, the Company may not declare, pay or set aside for payment any dividends on the Common. The Company’s Senior Secured Credit Facility restricts the Company’s ability to pay dividends on the Common.

During the year ended August 30, 2003, a director was granted 424 shares of Common in partial consideration of the annual director fee.

Common Stock Purchase Warrants

CBI had issued warrants, and the Company has assumed these obligations pursuant to the Merger Agreement. The warrants are exercisable to purchase an aggregate of 21,405 shares of Common at a price of $6.67 per share. The warrants expire on January 31, 2008.

Subscription Agreement

In accordance with a subscription agreement entered into by the Company and CHPII, a stockholder of the Company, and certain of its affiliates (the “Castle Harlan Group”), the Company granted the Castle Harlan Group certain registration rights with respect to the shares of capital stock

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

owned by it pursuant to which the Company agreed, among other things, to effect the registration of such shares under the Securities Act of 1933 at any time at the request of the Castle Harlan Group. The Company also granted to the Castle Harlan Group unlimited piggyback registration rights on certain registrations of shares of capital stock by the Company.

Stock-based Compensation Plan

On July 27, 2000, the effective date of the Merger Agreement, all outstanding options under the 1997 Stock Option Plan, whether vested or unvested, converted into an option to acquire on the same terms and conditions as were applicable under the 1997 Stock Option Plan, shares of the Company’s common stock at ratio of 1 to 1 at a purchase price based on fair value at the merger date, determined to be $7.02 per share. The 2000 Stock Option Plan became effective on July 27, 2000. Under the 2000 Stock Option Plan, a total of 122,985 shares of common stock has been reserved for issuance, and 24,893, 53,352 and 92,215 of those shares were available for grant to directors and employees of the Company as of August 30, 2003, August 31, 2002 and August 25, 2001, respectively. The 2000 Stock Option Plan provides for the granting of both incentive and nonqualified stock options. Options granted under the 2000 Stock Option Plan have a maximum term of 10 years and are exercisable under the terms of the respective option agreements at 110 percent of fair market value for all incentive stock options issued to employees and at fair market value of the common stock at the date of grant for all other options issued. Payment of the exercise price must be made in cash, a combination of cash and a note or in whole or in part by delivery of shares of the Company’s common stock. All common stock issued upon exercise of options granted pursuant to the 2000 Stock Option Plan will be subject to a voting trust agreement.

During the year ended August 28, 2000, the Company issued an option to purchase 12,524 shares of AAC common stock to an executive whereby the terms of the option are the same as provided for in the 2000 Stock Option Plan with the exception that the option vests over a two-year period and expires in five years.

During the year ended August 31, 2002, the Company issued an option to purchase 12,500 shares of AAC Common Stock to an executive where terms of the option are the same as provided for in the Company’s 2000 Stock Option Plan, with the exception that the option vested on the date of grant.

During the year ended August 30, 2003, the Company issued options to employees to purchase 28,500 shares of Common and to a director to purchase 1,059 shares of Common. The weighted average exercise price of these grants were $6.22 per share.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

Incentive stock options for 94,859 shares and 70,209 shares and nonqualified stock options for 2,933 and 1,874 shares of the Company’s common stock were outstanding as of August 30, 2003, and August 31, 2002, respectively. The weighted average remaining contractual life of all outstanding options was 7.59 years at August 30, 2003. A summary of the status of the Company’s 2000 Stock Option Plan as of August 30, 2003, August 31, 2002 and August 25, 2001, and changes during the fiscal years then ended are presented below:

	August 30, 2003		August 31, 2002		August 25, 2001
	Shares of Common Stock	Weighted Average Exercise Price	Shares of Common Stock	Weighted Average Exercise Price	Shares of Common Stock	Weighted Average Exercise Price
Outstanding at beginning of fiscal year	$72,083	$3.86	$30,858	$7.02	$31,892	$7.02
Granted	29,559	6.22	41,613	1.51	—	—
Exercised	—	—	—	—	(300)	7.02
Canceled	(3,850)	3.18	(388)	7.02	(734)	7.02
Conversion of options for change in underlying stock	—	—	—	—	—	—

Outstanding at end of fiscal year	$97,792	$4.50	$72,083	$3.86	$30,858	$7.02

Options exercisable at year-end	58,413	$5.08	42,582	$5.40	30,390	$7.02
Weighted average fair value of options granted during the fiscal year ended		$2.64		$0.76		$—

The fair value of each grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years ended 2003 and 2002: dividend yield of nil; expected volatility of 25.00% and 27.99%, respectively; risk-free interest rate of 3.93% and 4.88%, respectively; and expected life of 10 years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, as amended on February 1, 2002, if the Company achieves certain EBITDA targets as defined by the agreement at any point from 2002 through 2004, the chief executive is entitled to receive up to a total of $1 million in face value of the Company’s Series A Preferred Stock. In addition, the plan provided for the immediate issuance of an option to purchase 12,500 shares of the Company’s common stock with a discretionary option to purchase shares. An option to purchase 12,500 shares was granted in 2002 pursuant to this plan. This option was granted at or above fair market value; thus, no compensation expense was recognized. The executive is also entitled to receive discretionary bonuses as directed by the Board of Directors up to $300 annually, all of which is accrued as of August 30, 2003.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

14.    Related-Party Transactions

The Company entered into a management agreement on March 30, 2001, with Castle Harlan, Inc. (the “Manager”), pursuant to which the Manager agreed to provide business and organization strategy, financial and investment management and merchant and investment banking services to the Company and its subsidiaries. The Company has agreed to indemnify the Manager against liabilities, costs, charges and expenses relating to the Manager’s performance of its duties, other than such of the foregoing resulting from the Manager’s gross negligence or willful misconduct. The agreement is for a term of 10 years, renewable automatically from year to year unless CHPIII or CHPII shall own less than 5 percent of the then-outstanding capital stock of the Company. Beginning fiscal year 2002, the Company is to pay a management fee equal to $3.0 million, unless otherwise prohibited by the Company’s Senior Secured Credit Facility (see Note 8). The Company was subject to a similar management agreement with the Manager that was signed on July 27, 2000, and an agreement signed on December 16, 1996. Amounts paid under all management agreements totaled approximately $3,000, $2,638 and $2,562 for the years ended August 30, 2003, August 31, 2002 and August 25, 2001, respectively. As of August 30, 2003, and August 31, 2002, the Company had accrued management fees of approximately $750. Management fees for investment banking services of approximately $557 were included in deferred financing costs related to the funding of the ECI Acquisition. During the year ended August 31, 2002, this cost was recognized in the statement of operations in connection with the retirement of the associated debt.

In connection with the Merger and the ECI Acquisition, the Company has a receivable from the Castle Harlan Group relating to the acquisition and merger expenses that were to be reimbursed to the Company. The amount of such receivables were approximately $0 and $26 as of August 30, 2003 and August 31, 2002, respectively.

15.    Business Segments

The Company operates in two reportable business segments: scholastic products, and recognition and affinity products. The principal products sold in the scholastic segment are class rings, yearbooks and graduation products, which include fine paper products and graduation accessories. The scholastic segment primarily serves the high school and college markets. The recognition and affinity segment includes publications that recognize the academic achievement of top students at the high school and college levels, jewelry commemorating family events, fan affinity jewelry and related products, and professional sports championship rings. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

The following is a summary of certain financial information relating to the two segments:

	Scholastic	Recognition and Affinity	Total
Year ended August 30, 2003
Net sales	$269,146	$39,285	$308,431
Interest expense, net	26,046	2,894	28,940
Depreciation and amortization	12,137	2,012	14,149
Segment operating income	30,310	9,528	39,838
Capital expenditures	10,099	1,144	11,243
Trademarks	24,708	17,147	41,855
Goodwill	115,074	46,985	162,059
Other intangible assets, net	16,260	2,099	18,359
Segment assets	305,669	89,832	395,501

AMERICAN ACHIEVEMENT CORPORATION

Notes to Consolidated Statements—(Continued)

(Dollars in thousands)

	Scholastic	Recognition and Affinity	Total
Year ended August 31, 2002
Net sales	$269,362	$35,016	$304,378
Interest expense, net	19,371	6,655	26,026
Depreciation and amortization	15,547	4,165	19,712
Segment operating income	18,187	3,909	22,096
Capital expenditures	12,754	1,493	14,247
Trademarks	24,708	17,147	41,855
Goodwill	112,598	46,710	159,308
Other intangible assets, net	20,796	3,103	23,899
Segment assets	310,453	91,173	401,626

Year ended August 25, 2001
Net sales	$258,435	$22,618	$281,053
Interest expense, net	20,561	2,285	22,846
Depreciation and amortization	16,856	730	17,586
Segment operating income	20,832	(1,915)	18,917
Capital expenditures	6,744	755	7,499
Trademarks	24,410	17,889	42,299
Goodwill	101,170	46,327	147,497
Other intangible assets, net	20,027	3,686	23,713
Segment assets	354,444	30,527	384,971

The Company’s reportable segments are strategic business units that offer products to different consumer segments. Each segment is managed separately because each business requires different marketing strategies. The Company evaluates the performance of each segment based on the profit or loss from operations before income taxes, not including nonrecurring gains or losses.

16.    Subsequent Event

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against one of the Company’s subsidiaries, CBI, alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting to third parties rights in violation of the Licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. No discovery has been conducted to date, therefore, at this time, it is not possible to predict with certainty the outcome of these unresolved legal matters or the range of possible loss or recovery. However, the Company intends to defend itself vigorously in these proceedings.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Balance Sheets

(In thousands, except share data)

(unaudited)

	(Successor) May 29, 2004	(Predecessor) August 30, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,091	$1,735
Accounts receivable, net of allowance for doubtful accounts of $4,186 and $3,242, respectively	72,443	44,193
Inventories, net	24,384	23,310
Prepaid expenses and other current assets, net	19,636	30,317

Total current assets	118,554	99,555
Property, plant and equipment, net of accumulated depreciation of $2,109 and $46,315, respectively	77,619	65,307
Goodwill and other intangible assets, net	348,567	222,273
Other assets	3,807	8,366

Total assets	$548,547	$395,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$5,281	$4,877
Accounts payable	7,197	6,564
Customer deposits	34,177	21,393
Accrued expenses	39,660	26,856
Deferred revenue	309	5,123
Accrued interest	4,279	4,231
Current portion of long-term debt	1,550	—

Total current liabilities	92,453	69,044
Long-term debt, net of current portion	311,892	226,710
Deferred income taxes	12,043	6,378
Other long-term liabilities	17,668	3,476

Total liabilities	434,056	305,608
Redeemable minority interest in subsidiary	—	18,050

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 par value, 1,200,000 shares authorized, 1,007,366 shares issued and outstanding; liquidation preference of $100,737 at August 30, 2003	—	10
Common stock, $.01 par value, 1,250,000 shares authorized, 1,015,426 and 809,775 shares issued and outstanding, respectively	10	8
Additional paid-in capital	102,036	95,350
Accumulated earnings (deficit)	12,445	(18,375)
Accumulated other comprehensive loss	—	(5,150)

Total stockholders’ equity	114,491	71,843

Total liabilities and stockholders’ equity	$548,547	$395,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations

(In thousands)

(unaudited)

	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period February 29, 2004 - March 25, 2004	(Predecessor) For the three months ended May 31, 2003
Net sales	$114,621	$20,275	$126,237
Cost of sales	55,088	8,275	55,382

Gross profit	59,533	12,000	70,855
Selling, general and administrative expenses	34,559	10,622	40,278

Operating income	24,974	1,378	30,577
Interest expense	4,572	2,557	7,274

Income (loss) before income taxes	20,402	(1,179)	23,303
Provision for income taxes	7,957	—	1,165

Net income (loss)	12,445	(1,179)	22,138

Preferred dividends	—	(100)	(300)

Net income (loss) applicable to common stockholders	$12,445	$(1,279)	$21,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Operations

(In thousands)

(unaudited)

	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period August 31, 2003 - March 25, 2004	(Predecessor) For the nine months ended May 31, 2003
Net sales	$114,621	$146,721	$260,679
Cost of sales	55,088	59,857	113,154

Gross profit	59,533	86,864	147,525
Selling, general and administrative expenses	34,559	74,992	105,315

Operating income	24,974	11,872	42,210
Interest expense	4,572	16,455	21,817

Income (loss) before income taxes	20,402	(4,583)	20,393
Provision for income taxes	7,957	—	1,165

Net income (loss)	12,445	(4,583)	19,228

Preferred dividends	—	(700)	(900)

Net income (loss) applicable to common stockholders	$12,445	$(5,283)	$18,328

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Condensed Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period August 31, 2003 - March 25, 2004	(Predecessor) For the nine months ended May 31, 2003
Cash flows from operating activities:
Net income (loss)	$12,445	$(4,583)	$19,228
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,087	8,530	10,637
Amortization of debt discount and deferred financing fees	251	1,197	1,545
Provision for doubtful accounts	1,088	(144)	1,601
Changes in assets and liabilities:
Accounts receivable	(31,952)	2,758	(27,146)
Inventories, net	24,905	(18,963)	1,168
Prepaid expenses and other current assets, net	497	2,573	7,072
Other assets	421	(959)	(821)
Customer deposits	(29,979)	42,763	5,604
Deferred revenue	(2,579)	(2,235)	(5,685)
Accounts payable, accrued expenses, and other long-term liabilities	11,870	9,290	16,487

Net cash provided by (used in) operating activities	(8,946)	40,227	29,690

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,428)	(12,793)	(8,840)
Acquisitions of businesses, net of cash acquired	—	(109,406)	—

Net cash used in investing activities	(1,428)	(122,199)	(8,840)

Cash flows from financing activities:
Payments on revolver, net	—	(9,500)	(19,176)
Proceeds of common stock issuance	—	102,046	—
Proceeds from term loan	—	155,000	—
Proceeds from 8.25% senior subordinated notes	—	150,000	—
Proceeds from credit facility revolver	400	2,000	—
Redemption of common and preferred stock	—	(95,368)	—
Redemption of 11% senior subordinated notes	—	(41,355)	—
Redemption of 11 5/8% senior unsecured notes	—	(170,925)	—
Change in bank overdraft	2,800	(2,396)	41

Net cash provided by (used in) financing activities	3,200	89,502	(19,135)

Net increase (decrease) in cash and cash equivalents	(7,174)	7,530	1,715
Cash and cash equivalents, beginning of period	9,265	1,735	1,562

Cash and cash equivalents, end of period	$2,091	$9,265	$3,277

Supplemental disclosure
Cash paid during the period for:
Interest	$—	$18,873	$13,628

Income taxes	$20	$178	$349

Supplemental Disclosure of noncash financing activities
Accrued preferred stock dividends	$—	$700	$900

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit)	Total
	Shares	Amount	Shares	Amount
Balance, August 31, 2003 (Predecessor)	1,007,366	$10	809,775	$8	$95,350	$(5,150)	$(18,375)	$71,843
Comprehensive loss
Net loss	—	—	—	—	—	—	(4,583)	(4,583)
Adjustment to minimum pension liability	—	—	—	—	—	40	—	40

Total comprehensive loss	—	—	—	—	—	40	(4,583)	(4,543)
Accrued dividends on minority interest in CBI	—	—	—	—	—	—	(700)	(700)
Repurchase of common and preferred stock	(1,007,366)	(10)	(809,775)	(8)	(95,350)	—	—	(95,368)
Issuance of stock	—	—	1,015,426	10	102,036	—	—	102,046
Effect of purchase accounting	—	—	—	—	—	5,110	23,658	28,768

Balance, March 25, 2004	—	$—	1,015,426	$10	$102,036	$—	$—	$102,046
Net income	—	—	—	—	—	—	12,445	12,445

Balance, May 29, 2004 (Successor)	—	$—	1,015,426	$10	$102,036	$—	$12,445	$114,491

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements

(Dollars in tables in thousands)

(unaudited)

1.    Summary of Significant Accounting Policies

Consolidation

The condensed consolidated financial statements include the accounts of American Achievement Corporation (the “Company”) and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The 8 1/4% Senior Subordinated Notes Due 2012 (the “Senior Sub Notes”) are guaranteed by certain direct and indirect domestic subsidiaries of the Company. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. American Achievement Corporation is a holding company with no independent assets or operations other than its investment in its subsidiaries.

The accompanying condensed consolidated financial statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. Operating results for the nine months ended May 29, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending August 28, 2004.

Effective January 30, 2004, the Company acquired the assets of C-B Graduation Announcements, LLC, a producer of personalized graduation announcements and related accessories (the “C-B Announcements Acquisition”). The maximum purchase price payable in connection with this acquisition is approximately $5.9 million in cash, of which approximately $5.0 million was paid at closing (including $1.0 million placed in escrow), with the escrowed amount and balance of the purchase price to be paid pending a post-closing purchase price adjustment. The C-B Announcements Acquisition was accounted for using the purchase method of accounting.

Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.” The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, as amended by SFAS 148.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

Had compensation expense for the employee stock plans been determined based on the fair value at the grant date for options granted consistent with the provisions of SFAS 123, as amended by SFAS 148, the pro forma net income (loss) would have been reported as follows:

	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period February 29, 2004 - March 25, 2004	(Predecessor) For the three months ended May 31, 2003	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period August 31, 2003 - March 25, 2004	(Predecessor) For the nine months ended May 31, 2003
Net income (loss)	$12,445	$(1,179)	$22,138	$12,445	$(4,583)	$19,228
Less: stock-based compensation expense, net of related taxes	—	3	4	—	11	12

Net income (loss)—pro forma	$12,445	$(1,182)	$22,134	$12,445	$(4,594)	$19,216

The fair value of each option grant is estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions for grants in the fiscal year ended 2003:

2003
Risk-free interest rate	3.93%
Expected life	10 years
Volatility	25%
Dividend yield	—

No options were granted during the nine months ended May 29, 2004.

2.    Merger

On December 24, 2003, the Company entered into a merger agreement with AAC Acquisition Corp. (“Acquisition”) and AAC Holding Corp. (“Holdings”), each Delaware corporations formed by Fenway Partners Capital Fund II, L.P. (“Fenway Partners”) for the sole purpose of effecting a merger. On March 25, 2004, as contemplated by the merger agreement, Acquisition was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Holdings (the “Merger”). Upon consummation of the Merger, substantially all of the equity interests in Holdings were indirectly held by an investor group led by Fenway Partners.

The Merger was financed by a cash equity investment in Holdings by an investor group led by Fenway Partners of $102.0 million, the borrowing by the Company of $155.0 million under a seven-year term loan and $2.0 million under a six-year revolving loan, each under the Company’s new senior secured credit facility, the issuance by the Company of $150.0 million aggregate principal amount of its 8.25% senior subordinated notes due 2012, and the untendered Senior Unsecured Notes of $6.0 million. Proceeds of these financing arrangements were used to redeem the outstanding Series A Preferred Stock, refinance the Company’s existing indebtedness, including the redemption of the outstanding Senior Notes of $41.4 million and completion of a debt tender offer to acquire all of the existing Senior Unsecured Notes, and pay transaction costs and expenses. Pursuant to the debt tender offer, the Company retired $170.9 million of outstanding Senior Unsecured Notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

such notes. In addition, as part of the Merger, the Company terminated its existing Senior Secured Credit Facility and terminated its management contract with its previous owners. The Company also entered into an amendment of its existing gold consignment agreement and entered into a new management agreement with an affiliate of Fenway Partners.

Beginning on March 25, 2004, the Company accounted for the Merger as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” which results in a new valuation for the assets and liabilities of the Company based upon the fair values as of the date of the Merger. As allowed under SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” the Company has reflected all applicable purchase accounting adjustments in the consolidated financial statements for all SEC filings covering periods subsequent to the Merger. As required, the Company has established a new basis for assets and liabilities based on the amount paid for ownership at March 25, 2004. Accordingly, the purchase price of $419.2 million was allocated to the assets and liabilities based on their relative fair values and $102.0 million was reflected in stockholders’ equity as the value of Fenway Partners’ ownership upon completion of the Merger. Immediately prior to the Merger, the Company’s stockholders’ equity was approximately $66.6 million.

The Company has estimated the fair value of its assets and liabilities, including intangible assets and property, plant and equipment, as of the Merger date and utilizing information available at the time the unaudited consolidated financial statements were prepared, including outside third party appraisals. These estimates are subject to refinement until all pertinent information is finalized.

The purchase price of the Company was as follows:

Purchase price	$419,200
Assets acquired	422,456
Liabilities assumed	(125,731)

Net assets acquired	296,725
Excess purchase price over net assets acquired	$122,475

As of March 25, 2004, the Company has preliminarily allocated the excess purchase price over the book value of net assets acquired in the Merger as follows:

Inventories, net	$6,412
Property, plant and equipment	7,556
Goodwill	15,311
Intangible assets	105,885
Other assets	(1,233)
Accrued expenses	(1,733)
Long-term debt	7,075
Deferred income taxes	(12,043)
Other long-term liabilities	(4,755)

Total purchase price allocation	$122,475

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

As a result of the Merger, the Company has reflected pre-Merger periods from February 29, 2004 to March 25, 2004 (“Predecessor”) and from August 31, 2003 to March 25, 2004 (“Predecessor”) and a post-Merger period from March 26, 2004 to May 29, 2004 (“Successor”) in its condensed consolidated financial statements for fiscal 2004.

During the period from March 26, 2004 to May 29, 2004, the Company recognized in its consolidated statements of operations approximately $5.4 million of excess purchase price allocated to inventory as cost of sales and approximately $1.7 million of additional amortization expense of intangible assets as selling, general and administrative expenses, all as compared to its historical basis of accounting prior to the Merger.

3.    Goodwill and Other Intangible Assets

The increase in goodwill and other intangible assets is predominantly attributable to the effect of purchase accounting in connection with the Merger as discussed in Note 2.

Goodwill and other intangible assets consists of the following:

	Gross Asset	Accumulated Amortization	Net Asset
At May 29, 2004 (Successor)
Goodwill	$181,754	$—	$181,754
Trademarks	50,095	—	50,095
Deferred financing costs and other	11,112	(249)	10,863
Patents	7,317	(74)	7,243
Customer lists and distribution contracts	100,516	(1,904)	98,612

Total intangible assets subject to amortization	$350,794	$(2,227)	$348,567

At August 30, 2003 (Predecessor)
Goodwill	$178,699	$(16,640)	$162,059
Trademarks	47,340	(5,485)	41,855
Deferred financing costs and other	10,344	(3,286)	7,058
Customer lists and distribution contracts	16,072	(4,771)	11,301

Total intangible assets subject to amortization	$252,455	$(30,182)	$222,273

Total amortization on other intangible assets was $2,227,000 for the period March 26, 2004 to May 29, 2004 and $2,156,000 for the period August 31, 2003 to March 25, 2004, for a combined amount of $4,383,000 for the nine months ended May 29, 2004 and $2,507,000 for the nine months ended May 31, 2003, of which amortization on deferred financing costs is recorded as interest expense and amortization on patents and customer lists and distribution contracts is recorded as amortization expense. Deferred financing costs are being amortized over the term of the related debt with a weighted average life of approximately 7.5 years, patents have a weighted average useful life of approximately 16.5 years, and customer lists and distribution contracts have a weighted average useful life of approximately 8.8 years. Estimated annual amortization expense for fiscal years ended 2005 through 2009 is approximately $13.4 million each year.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

4.    Comprehensive Income (Loss)

Unrecognized losses on accrued minimum pension liabilities are included in other comprehensive income (loss). The following amounts were included in determining the Company’s comprehensive income (loss):

	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period February 29, 2004 - March 25, 2004	(Predecessor) For the three months ended May 31, 2003	(Successor) For the period March 26, 2004 - May 29, 2004	(Predecessor) For the period August 31, 2003 - March 25, 2004	(Predecessor) For the nine months ended May 31, 2003
Net income (loss)	$12,445	$(1,179)	$22,138	$12,445	$(4,583)	$19,228
Adjustment in minimum pension liability	—	6	16	—	40	50

Total comprehensive income (loss)	$12,445	$(1,185)	$22,154	$12,445	$(4,623)	$19,278

5.    Inventories, Net

A summary of inventories, net is as follows:

	(Successor) May 29, 2004	(Predecessor) August 30, 2003
Raw materials	$9,246	$7,876
Work in process	9,453	8,043
Finished goods	6,673	7,632
Less—Reserves	(988)	(241)

	$24,384	$23,310

Cost of sales includes depreciation and amortization of $1,510,000 for the period from March 26, 2004 to May 29, 2004 and $721,000 for the period from February 29, 2004 to March 25, 2004, for a combined amount of $2,231,000 for the three months ended May 29, 2004 and $2,037,000 for the three months ended May 31, 2003. Cost of sales includes depreciation and amortization of $1,510,000 for the period March 26, 2004 to May 29, 2004 and $5,062,000 for the period August 31, 2003 to March 25, 2004, for a combined amount of $6,572,000 for the nine months ended May 29, 2004 and $6,828,000 for the nine months ended May 31, 2003.

Cost of sales for the period from March 26, 2004 to May 29, 2004 includes $5.4 million of excess purchase price that was allocated to inventory as of the Merger. Inventories as of May 29, 2004 includes $1.0 million of excess purchase price over acquired book value.

6.    Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net on the balance sheet, include reserves on sales representative advances of $3,126,000 and $2,516,000 at May 29, 2004 and August 30, 2003, respectively.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

7.    Long-term Debt

Long-term debt consists of the following:

	(Successor) May 29, 2004	(Predecessor) August 30, 2003
8¼% Senior subordinated notes due 2012	$150,000	$—
11 5/8% Senior unsecured notes due 2007 (net of unamortized discount of $33 and $1,145)	6,042	175,855
11% Senior subordinated notes due 2007	—	41,355
Senior secured credit facility Revolving credit facility due 2010	2,400	—
Term loan due 2011	155,000	—
Former senior secured credit facility	—	9,500

Total	313,442	226,710
Less current portion of long-term debt	(1,550)	—

Total long-term debt	$311,892	$226,710

8 1/4% Senior Subordinated Note

On March 25, 2004, the Company issued $150 million of senior subordinated notes (the “Senior Sub Notes”) due in 2012. The Senior Sub Notes bear interest at a stated rate of 8 1/4%. The Senior Sub Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all of the Company’s existing and future senior indebtedness, including obligations under the Company’s Senior Secured Credit Facility (as defined below), pari passu in right of payment with any of the Company’s future senior subordinated indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The Senior Sub Notes are guaranteed by certain of the Company’s existing domestic subsidiaries, and will be guaranteed by certain of the Company’s future domestic subsidiaries. The guarantees are subordinated in right of payment to all existing and future senior indebtedness of the applicable guarantor, pari passu in right of payment with any future future senior subordinated debt of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

The Company may not redeem the Senior Sub Notes until on or after April 1, 2008, except that the Company, in connection with certain equity offerings, may redeem up to 35 percent of the Senior Sub Notes before the third anniversary of the issue date of the Senior Sub Notes as long as (a) the Company pays a specified percentage of the principal amount of the Senior Sub Notes, plus interest, (b) the Company redeems the Senior Sub Notes within 90 days of completing a public equity offering and (c) at least 65 percent of the aggregate principal amount of the Senior Sub Notes originally issued remains outstanding afterward.

If a change in control as defined in the indenture relating to the Senior Sub Notes (the “AAC Indenture”) occurs, the Company must give the holders of the Senior Sub Notes the opportunity to sell their Senior Sub Notes to the Company at 101 percent of the principal amount of the Senior Sub Notes, plus accrued interest.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

The Senior Sub Notes contain customary negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on additional indebtedness, investments, asset dispositions outside the ordinary course of business, liens, and transactions with affiliates, among other restrictions (as defined in the AAC Indenture). In addition, the Senior Sub Notes contain covenants, which restrict the declaration or payment of dividends by the Company and/or its subsidiaries (as defined in the AAC Indenture). The Company was in compliance with the Senior Sub Notes covenants as of May 29, 2004.

11 5/8% Senior Unsecured Notes

On February 20, 2002, the Company issued $177 million of senior unsecured notes (the “Unsecured Notes”) due in 2007. The Unsecured Notes bear interest at a stated rate of 11 5/8%. The Unsecured Notes were issued at a discount of 0.872% resulting in net proceeds of approximately $175.5 million before considering financing costs. The effective rate of the Unsecured Notes after discount is approximately 13.0%. The Unsecured Notes rank pari passu with the Company’s existing and future senior indebtedness, including obligations under the Company’s Senior Secured Credit Facility (as defined below). The Unsecured Notes are guaranteed by the Company’s domestic subsidiaries, and the guarantees rank pari passu with the existing Senior Subordinated Notes and future senior debt of the Company and its subsidiaries. The Unsecured Notes and the guarantees on the Unsecured Notes are effectively subordinated to any of the Company’s secured debt.

On March 25, 2004, as discussed in Note 2, pursuant to the debt tender offer for the Unsecured Notes, the Company retired $170.9 million of outstanding Unsecured Notes for an aggregate $193.8 million and eliminated substantially all of the restrictive covenants associated with such notes. The remaining $6.0 million of Unsecured Notes outstanding will be redeemable by the Company on or after January 1, 2005 at its option at 105.813% of the principal amount thereof (plus accrued and unpaid interest). The Company was in compliance with the remaining covenants in the Unsecured Notes as of May 29, 2004.

11% Senior Subordinated Notes

Commemorative Brands, Inc.’s (“CBI”) 11% senior subordinated notes (the “Subordinated Notes”) mature on January 15, 2007. The Subordinated Notes are redeemable at the option of CBI in whole or in part, at any time on or after January 15, 2002, at specified redemption prices ranging from 105.5 percent of the principal amount thereof if redeemed during 2002 and declining to 100 percent of the principal amount thereof if redeemed during the year 2005 or thereafter, plus accrued and unpaid interest and Liquidated Damages as defined in the indenture relating to the Subordinated Notes, as amended (the “CBI Indenture”), if any, thereon to the date of redemption.

On March 25, 2004, as discussed in Note 2, the Company redeemed all of the outstanding Subordinated Notes for an aggregate of $42.1 million.

New Senior Secured Credit Facility

In conjunction with the consummation of the Merger, on March 25, 2004, the Company entered into a $150 million term loan (the “Term Loan”) and an up to $40 million senior revolving credit facility (the “Senior Revolving Credit Facility”) with various financial institutions. The Term Loan and Revolving Credit Facility are secured by a first priority security interest in all existing and after-acquired assets of

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

the Company, Holdings and certain of the Company’s direct and indirect domestic subsidiaries’ existing and after-acquired assets, including, without limitation, real property and all of the capital stock owned by the Company, Holdings, and certain of the Company’s direct and indirect domestic subsidiaries (including certain capital stock of their direct foreign subsidiaries only to the extent permitted by applicable law). All of the Company’s obligations under the Term Loan and Revolving Credit Facility are fully and unconditionally guaranteed by Holdings and certain of the Company’s direct and indirect domestic subsidiaries.

The Term Loan is due in March 2011. Quarterly payments of $388,000 are made through 2011. The Term Loan has an interest rate based on the prime rate, plus points based on a calculated leverage ratio.

The Senior Revolving Credit Facility matures in March 2010. Availability under the Senior Revolving Credit Facility is restricted to a total revolving commitment of $40 million as defined in the credit agreement under the Senior Secured Credit Facility (the “Credit Agreement”). Availability under the Senior Revolving Credit Facility as of May 29, 2004 was approximately $35.7 million with $2.4 million borrowings and $1.9 million in letters of credit outstanding.

Advances under the Senior Revolving Credit Facility may be made as base rate loans or LIBOR loans at the Company’s election (except for the initial loans which were base rate loans). Interest rates payable upon advances are based upon the base rate or LIBOR depending on the type of loan the Company chooses, plus an applicable margin based upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (to be calculated in accordance with the terms specified in the Credit Agreement).

Former Senior Secured Credit Facility

In conjunction with the issuance of the Unsecured Notes, on February 20, 2002, the Company entered into a $40 million senior revolving credit facility (the “Senior Secured Credit Facility”) with various financial institutions, with all of the Company’s current domestic subsidiaries as guarantors. Loans made pursuant to the Senior Secured Credit Facility are secured by a first priority security interest in substantially all of the Company’s and the Company’s domestic subsidiaries’ assets and in all of the Company’s domestic subsidiaries’ capital stock.

On March 25, 2004, as discussed in Note 2, the Company terminated its existing Senior Secured Credit Facility.

The Company’s long-term debt outstanding as of May 29, 2004 matures as follows:

Fiscal year ending	Amount maturing
2004	$388
2005	1,550
2006	1,550
2007	7,592
2008	1,550
Thereafter	300,812

Total	313,442
Less current portion of long-term debt	(1,550)

$311,892

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

The weighted average interest rate on debt outstanding as of May 29, 2004 and August 30, 2003 was 7.4% and 12.3%, respectively.

The Company’s management believes the carrying amount of long-term debt approximates fair value as of May 29, 2004 and August 30, 2003, based upon current rates offered for debt with the same or similar debt terms.

8.    Commitments and Contingencies

Leases

Certain Company facilities and equipment are leased under agreements expiring at various dates through 2018. Certain Company facilities and equipment are leased under agreements expiring at various dates through 2018. The Company’s commitments under the noncancellable portion of all operating and capital leases for each of the five years ending after August 30, 2003 and thereafter are approximately as follows:

Fiscal Year Ending	Operating Expense	Capital
2004 (remainder)	$647	$361
2005	2,204	1,387
2006	1,835	1,348
2007	1,322	1,332
2008	817	174
Thereafter	2,719	—
Interest	—	(345)

	$9,544	$4,257

Some of the Company’s rental property leases contain options to renew the leased space for periods up to an additional ten years.

Employment Contracts

The Company has employment agreements with its executive officers, the terms of which expire at various times through August 2005. Unless terminated, one executive officer’s employment agreement adds one day to the term for each day that passes, and accordingly, there are always two years remaining on the term. The remaining executive officers’ terms will be automatically extended for an additional one year term. Such agreements, which have been revised from time-to-time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses for a certain executive that are payable if specific management goals are attained. The aggregate commitment for future salaries as of May 29, 2004, excluding bonuses, was approximately $2.5 million.

Pending Litigation

On February 11, 2004, Frederick Goldman, Inc. (the “Licensee”) filed an arbitration claim against CBI alleging, among other things, that CBI had improperly attempted to convert an exclusive license CBI granted to the Licensee to a non-exclusive license. In addition, on February 10, 2004, the Licensee commenced a lawsuit in federal district court in New York against CBI alleging that CBI breached the license agreement by granting third parties rights in violation of the Licensee’s exclusive rights under the license agreement. The district court claim seeks injunctive and monetary relief. No discovery has been conducted to date, therefore, at this time, it is not possible to predict with certainty the outcome of these unresolved legal matters or the range of possible loss or recovery. However, the Company intends to defend itself vigorously in these proceedings.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

The Company is not a party to any other pending legal proceedings other than ordinary routine litigation incidental to its business. In management’s opinion, adverse decisions on legal proceedings, in the aggregate, would not have a materially adverse impact on the Company’s results of operations or financial position.

Gold Consignment Agreement

Under the Company’s gold consignment financing arrangement, the Company has the ability to have on consignment the lowest of the dollar value of 27,000 troy ounces of gold, $14.2 million or a borrowing base, determined based upon a percentage of gold located at the Company’s facilities and other approved locations, as specified by the agreement. The Company expensed consignment fees of $69,000 for the period from February 29, 2004 to March 25, 2004 and $26,000 for the period from March 26, 2004 to May 29, 2004, for a combined amount of $95,000 for the three months ended May 29, 2004 and $90,000 for the three months ended May 31, 2003. The Company expensed consignment fees of $180,000 for the period from August 31, 2003 to March 25, 2004 and $69,000 for the period from March 26, 2004 to May 29, 2004, for a combined amount of $249,000 for the nine months ended May 29, 2004 and $232,000 for the nine months ended May 31, 2003. Under the terms of the consignment arrangement, the Company does not own the consigned gold nor does it have risk of loss related to such inventory until the money is received by the bank from the Company in payment for the gold purchased. Accordingly, the Company does not include the value of consigned gold in its inventory or the corresponding liability for financial statement purposes. As of May 29, 2004 and August 30, 2003, the Company held approximately 16,730 ounces and 17,780 ounces, respectively, of gold valued at $6.6 million and $6.7 million, respectively, on consignment. The gold consignment agreement does not have a stated period and it can be terminated by either party upon 60 days written notice.

9.    Income Taxes

Due to the impact of purchase accounting on deferred taxes as a result of the Merger, the Company has recognized a net deferred tax liability. Therefore, an effective rate has of 39% has been applied to the period March 26, 2004 through May 29, 2004 to represent estimated federal and state income taxes.

10.    Stockholders’ Equity

Prior to the consummation of the Merger, in the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock were entitled to receive payment of the liquidation value of $100 per share plus any accrued and unpaid dividends prior to the payment of any distributions to the holders of the Common Stock of the Company. The liquidation preference of the Series A Preferred Stock totaled approximately $100,737 at August 30, 2003.

During the nine-month period ended May 31, 2003, the Company granted 28,500 options to employees. These options have an exercise price of $6.02 per share and, accordingly, the Company did not record any related compensation expense based upon the estimated fair value of the stock on the date of grant. A portion of the options, 10,000, vested on the grant date, with the remaining options vesting ratably over a four year period.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

Pursuant to an employment agreement entered into between the Company and its chief executive officer in July 1999, as amended on February 1, 2002, if the Company achieves certain EBITDA targets as defined by the agreement at any point from 2002 through 2004, the chief executive is entitled to receive up to a total of $1 million in face value of the Company’s Series A Preferred Stock. In addition, the plan provided for the immediate issuance of an option to purchase 12,500 shares of the Company’s common stock, and pursuant to this plan, an option to purchase 12,500 shares was granted in fiscal 2002. The executive is also entitled to receive discretionary bonuses as directed by the Board of Directors up to $300,000 annually, of which $225,000 is accrued as of May 29, 2004.

On March 25, 2004, as part of the Merger discussed in Note 2, the Company’s parent company issued substantially all of its outstanding equity interests to an investor group led by Fenway Partners for $102.0 million. All previously issued shares of preferred stock or common stock of the Company, and all warrants, options and other rights to acquire preferred stock or common stock of the Company (including the right and option in the employment agreement described above) were redeemed, cancelled or exchanged as part of the Merger discussed in Note 2.

11.    Postretirement Pension and Medical Benefits

CBI provides certain healthcare and life insurance benefits for former employees of the L.G. Balfour Company who retired prior to December 31, 1990. Certain hourly employees of Taylor are covered by a defined benefit pension plan (“TPC Plan”) established by Taylor. The benefits under the CBI and TPC Plans are based primarily on the employees’ years of service and compensation near retirement. The funding policies for these plans are consistent with the funding requirements of federal laws and regulations.

The net periodic postretirement benefit cost, include the following components:

	(Successor) For the period March 26, 2004 - May 29, 2004		(Predecessor) For the period February 29, 2004 - March 25, 2004		(Predecessor) For the three months ended May 31, 2003
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$14	$—	$7	$—	$99	$—
Interest cost	139	44	70	22	195	71
Expected return on assets	(140)	—	(70)	—	(204)	—
Amortization of unrecognized net loss (gain)	36	9	18	4	17	8
Amortization of unrecognized net prior service costs	—	16	—	8	—	73

Net periodic postretirement benefit cost (income)	$49	$69	$25	$34	$107	$152

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

	(Successor) For the period March 26, 2004 - May 29, 2004		(Predecessor) For the period August 30, 2003 - March 25, 2004		(Predecessor) For the nine months ended May 31, 2003
	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement	Taylor pension	CBI post- retirement
Service costs, benefits attributed to Service during the period	$14	$—	$50	$—	$298	$—
Interest cost	139	44	488	170	586	212
Expected return on assets	(140)	—	(490)	—	(611)	—
Amortization of unrecognized net loss (gain)	36	9	126	83	51	25
Amortization of unrecognized net prior service costs	—	16	—	154	—	218

Net periodic postretirement benefit cost (income)	$49	$69	$174	$407	$324	$455

12.    Related-Party Transactions

Amounts paid under a management agreement with Castle Harlan, Inc. totaled $0 for the period from March 26, 2004 to May 29, 2004 and $750,000 for the period February 29, 2004 to March 25, 2004, for a combined amount of $750,000 for the three months ended May 29, 2004 and $1,500,000 for the three months ended May 31, 2003. Amounts paid under the management agreement totaled $0 for the period from March 26, 2004 to May 29, 2004 and $2,250,000 for the period August 30, 2003 to March 25, 2004, for a combined amount of $2,250,000 for the nine months ended May 29, 2004 and $2,250,000 for the nine months ended May 31, 2003. As of May 29, 2004 and August 30, 2003, the Company had accrued management fees of approximately $750,000, respectively.

On March 25, 2004 upon consummation of the Merger, the Company entered into a new management agreement with an affiliate of Fenway Partners pursuant to which the Company, among other things, agreed to pay such affiliate an annual fee equal to the greater of $3.0 million or 5% of the previous fiscal year’s EBITDA (as defined in the agreement). Amounts paid under the new management agreement totaled $0 for the period March 26, 2004 to May 29, 2004.

13.    Business Segments

The Company operates in two reportable business segments: scholastic products and recognition and affinity products. The principal products sold in the scholastic segment are class rings, yearbooks and graduation products, which include fine paper products and graduation accessories. The scholastic segment primarily serves the high school and college markets. The recognition and affinity segment includes publications that recognize the academic achievement of top students at the high school and college levels, jewelry commemorating family events, fan affinity jewelry and related products, and professional sports championship rings.

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

Three Months Ended May 29, 2004	(Successor) For the period March 26, 2004 - May 29, 2004			(Predecessor) For the period February 29, 2004 - March 25, 2004			Combined Three Months Ended May 29, 2004
	Scholastic	Recognition and Affinity	Total	Scholastic	Recognition and Affinity	Total	Scholastic	Recognition and Affinity	Total
Net sales	$108,510	$6,111	$114,621	$19,119	$1,156	$20,275	$127,629	$7,267	$134,896
Interest expense, net	4,115	457	4,572	2,301	256	2,557	6,416	713	7,129
Depreciation and amortization	3,678	409	4,087	1,035	115	1,150	4,713	524	5,237
Segment operating income	24,458	516	24,974	2,445	(1,067)	1,378	26,903	(551)	26,352
Capital expenditures	1,122	306	1,428	1,449	110	1,559	2,571	416	2,987
Trademarks	30,695	19,400	50,095	30,695	19,400	50,095	30,695	19,400	50,095
Goodwill	163,579	18,175	181,754	163,533	18,170	181,703	163,579	18,175	181,754
Other intangible assets, net	102,941	13,777	116,718	93,842	25,103	118,945	102,941	13,777	116,718
Segment assets	459,080	89,467	548,547	494,825	58,764	553,589	459,080	89,467	548,547

Three Months Ended May 31, 2003	(Predecessor) Three Months Ended May 31, 2003
Net sales	$120,203	$6,034	$126,237
Interest expense, net	6,547	727	7,274
Depreciation and amortization	3,001	334	3,335
Segment operating income	29,033	1,544	30,577
Capital expenditures	1,647	187	1,834
Trademarks	24,708	17,147	41,855
Goodwill	115,074	46,985	162,059
Other intangible assets, net	16,918	2,297	19,215
Segment assets	326,850	91,497	418,347

Nine Months Ended May 29, 2004	(Successor) For the period March 26, 2004 - May 29, 2004			(Predecessor) For the period August 31, 2003 - March 25 2004			Combined Nine Months Ended May 29, 2004
	Scholastic	Recognition and Affinity	Total	Scholastic	Recognition and Affinity	Total	Scholastic	Recognition and Affinity	Total
Net sales	$108,510	$6,111	$114,621	$125,215	$21,506	$146,721	$233,725	$27,617	$261,342
Interest expense, net	4,115	457	4,572	14,810	1,645	16,455	18,925	2,102	21,027
Depreciation and amortization	3,678	409	4,087	7,677	853	8,530	11,355	1,262	12,617
Segment operating income	24,458	516	24,974	8,193	3,679	11,872	32,651	4,195	36,846
Capital expenditures	1,122	306	1,428	10,858	1,935	12,793	11,980	2,241	14,221
Trademarks	30,695	19,400	50,095	30,695	19,400	50,095	30,695	19,400	50,095
Goodwill	163,579	18,175	181,754	163,533	18,170	181,703	163,579	18,175	181,754
Other intangible assets, net	102,941	13,777	116,718	93,842	25,103	118,945	102,941	13,777	116,718
Segment assets	459,080	89,467	548,547	494,825	58,764	553,589	459,080	89,467	548,547

Nine Months Ended May 31, 2003	(Predecessor) Nine Months Ended May 31, 2003
Net sales	$227,601	$33,078	$260,679
Interest expense, net	19,636	2,181	21,817
Depreciation and amortization	9,573	1,064	10,637
Segment operating income	32,716	9,494	42,210
Capital expenditures	7,936	904	8,840
Trademarks	24,708	17,147	41,855
Goodwill	115,074	46,985	162,059
Other intangible assets, net	16,918	2,297	19,215
Segment assets	326,850	91,497	418,347

AMERICAN ACHIEVEMENT CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in tables in thousands)

(unaudited)

The Company’s reportable segments are strategic business units that offer products to different consumer segments. Each segment is managed separately because each business requires different marketing strategies. The Company evaluates the performance of each segment based on the profit or loss from operations before income taxes, excluding nonrecurring gains or losses.

14.    Recent Accounting Pronouncements

In May 2003, SFAS No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” was issued, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 beginning in September 2003. The adoption of this standard did not have a significant impact on its financial statements.

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity (“VIE”) consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes additional disclosures which are required regarding an enterprise’s involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. The Company adopted FIN 46 beginning in the first quarter of fiscal year 2004. The adoption of this standard did not have a significant impact on its financial statements.

In December 2003, the FASB amended SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendment revised employers’ disclosures about pension plans and other post retirement benefit plans to require additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined pension plans and other defined benefit postretirement plans. The Company adopted the additional disclosure requirements in the third quarter of 2004.

American Achievement Corporation

Offer to Exchange